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Exhibit 99.2

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

to be held Thursday, December 9, 2010

and

NOTICE OF PETITION TO

THE COURT OF QUEEN'S BENCH OF ALBERTA

and

INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

ENERPLUS RESOURCES FUND, ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP, ENERMARK INC., ENERPLUS CORPORATION, CERTAIN OTHER SUBSIDIARIES OF ENERPLUS RESOURCES FUND AND THE UNITHOLDERS OF ENERPLUS RESOURCES FUND AND
ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP

October 25, 2010

These materials are important and require your immediate attention. They require unitholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your units, please contact Computershare Investor Services Inc. at 1-800-564-6253 or Enerplus Resources Fund's Investor Relations Department at 1-800-319-6462.

October 25, 2010

Dear Unitholders:

The Meeting

      On behalf of the Board of Directors and management of Enerplus Resources Fund (the "Fund", and together with its subsidiaries, "Enerplus"), you are invited to attend a special meeting (the "Meeting") of holders ("Trust Unitholders") of trust units ("Trust Units") and holders ("EELP Unitholders", and together with the Trust Unitholders, the "Unitholders") of Class B limited partnership units ("EELP Units") of Enerplus Exchangeable Limited Partnership ("EELP") to be held in the Grand Lecture Theatre at the Metropolitan Centre, located at 333 - 4th Avenue S.W., Calgary, Alberta, on Thursday, December 9, 2010 at 10:00 a.m. (Calgary time).

      With the changes made by the Canadian federal government to tax income trusts in a manner similar to corporations taking effect January 1, 2011, Enerplus' Board of Directors and management have determined that the best course of action for Enerplus and its Unitholders is to convert from an income trust to a corporation on or about January 1, 2011. In this way, we will have benefitted from the current tax structure for income trusts until the end of the year, just before the changes to the tax laws become effective to remove the tax advantage of being a trust.

      The fundamentals of our business remain strong and this change in structure should be seen as "business as usual". The accompanying Information Circular and Proxy Statement of the Fund (the "Information Circular") contains the details of how and when the proposed conversion is to take place. It is important that you read the information and understand and vote on the conversion, as well as certain related matters, at the Meeting. Following the conversion, we plan to continue to seek the optimal return for our shareholders through a combination of dividends paid to our shareholders and growth in production and reserves.

      Please take the time to review the accompanying Information Circular and provide your votes on the business items of the Meeting. You can vote by using the enclosed proxy or voting instruction form (including by phone or the internet as instructed on the form), or at the Meeting on December 9, 2010.

      If you have any questions, please call Enerplus' Investor Relations Department toll free at 1-800-319-6462 or email them at investorrelations@enerplus.com. Outlined below is a summary of the matters to be considered at the Meeting as well as the impact of the conversion from a trust to a corporation.

Meeting Matters

      At the Meeting, you will be asked to consider and vote upon:

  1.
  a proposed conversion of the Fund from a trust to a corporate structure that will be known as "Enerplus Corporation" ("Newco") pursuant to a plan of arrangement (the "Arrangement") involving, among others, the Fund, EELP, EnerMark Inc. and Newco;

  2.
  the adoption of a new stock option plan for Newco following completion of the Arrangement; and

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  3.
  the adoption of a shareholder rights plan for Newco following completion of the Arrangement,

all as more particularly described in the accompanying Information Circular.

The Arrangement and its Effect on Unitholders and Distributions

      If approved, the Arrangement will result in the reorganization of Enerplus' trust structure into a corporate structure, being Newco, effective on or about January 1, 2011. Pursuant to the Arrangement, Trust Unitholders will receive, for each Trust Unit held on the effective date of the Arrangement (the "Effective Date"), one common share ("Common Share") of Newco, and EELP Unitholders will receive, for each EELP Unit held on the Effective Date, 0.425 of a Common Share of Newco. The Arrangement will not result in any change of control, termination or similar payments being made to any officers, directors or employees of Enerplus, and there will be no accelerated vesting or payout of any incentive awards as a result of the Arrangement.

      The monthly cash distributions to be paid on or about November 20, 2010, December 20, 2010 and January 20, 2011 to Unitholders of record on November 10, 2010, December 10, 2010 and December 31, 2010, respectively, will not be affected by the proposed Arrangement and will be determined by the Fund and paid to Unitholders, as distributions from an income trust, in the usual manner.

      Upon the completion of the Arrangement, and following the transition of Enerplus to a corporate structure, Newco's dividend policy will be set by its Board of Directors. Newco expects to pay dividends on a basis similar to the manner in which the Fund currently determines the payment of monthly distributions. Assuming that the Arrangement is completed on January 1, 2011, Newco intends to establish an initial dividend policy of paying monthly dividends, with an initial monthly dividend of $0.18 per Common Share payable on February 20, 2011 to Newco shareholders of record on February 10, 2011. However, as is currently the case with respect to Fund distributions, future dividend levels will be assessed with respect to anticipated cash flows, debt levels, capital spending plans and capital market conditions and will be dependent upon numerous factors, the most significant of which will be the prevailing commodity price environment, Newco's level of production, debt obligations, funding requirements for Newco's development capital program and Newco's access to equity markets, as well as the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) on corporations for the declaration and payment of dividends. Dividend amounts will likely vary, and there can be no assurance as to the level of dividends that will be paid or that any dividends will be paid at all. Enerplus has maintained its monthly distribution rate of $0.18 per Trust Unit since February 2009 and has been able to manage its distribution levels and capital spending in order to minimize increases in its debt levels and preserve its balance sheet strength for growth opportunities.

      Enerplus and Newco expect that substantially all of the dividends paid by Newco will be "eligible dividends" for Canadian federal income tax purposes and thus qualify for the enhanced gross-up and tax credit regime under Canadian federal income tax laws for certain shareholders of Newco. For U.S. federal income tax purposes, Enerplus and Newco expect that dividends declared by Newco in 2011 will be ordinary dividends and will be subject to normal tax rates under U.S. income tax laws in effect at that time. Additionally, for U.S. federal income tax purposes, dividends paid by Newco would currently be considered to be "qualified dividends" eligible for a 15% preferred tax rate. However, this rate is set to expire at the end of 2010 unless otherwise extended or amended by the U.S. federal government, and no assurance can be provided that such an extension or amendment will occur.

      The Fund's current Trust Unit Monthly Distribution Reinvestment Plan (the "Fund DRIP") will continue to be in effect and apply to the monthly distributions paid on the Trust Units on November 20, 2010, December 20, 2010 and January 20, 2011 to Unitholders of record on November 10, 2010, December 10, 2010 and December 31, 2010, respectively. Newco will

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continue the Fund DRIP, as amended to reflect the conversion of the Fund to a corporation (the "Newco DRIP"), so that eligible Canadian-resident holders of Common Shares may participate in the Newco DRIP with respect to any cash dividends declared and paid by Newco on the Common Shares, commencing with the first monthly dividend anticipated to be paid by Newco on February 20, 2011 to Newco shareholders of record on February 10, 2011. Enerplus and Newco have determined that the optional unit purchase component of the existing Fund DRIP (which allows investors to make monthly purchases of Trust Units without payment of brokerage fees) will not be continued by Newco following completion of the Arrangement as it was rarely used by investors, and no optional unit purchase payments will be accepted following the Fund's December 10, 2010 record date. Newco is considering making the Newco DRIP available to U.S.-resident shareholders in 2011, and further details will be provided in the future. For more information on the Fund DRIP and the Newco DRIP, see "The Arrangement — Effect of the Arrangement — Effect on the Fund's Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan" in the accompanying Information Circular.

      The exchange of Trust Units for Common Shares of Newco should result in an automatic tax-deferred exchange for Canadian federal income tax purposes and should not result in a capital gain or capital loss for Trust Unitholders. For EELP Unitholders, the exchange of EELP Units for Common Shares will not occur on an automatic tax-deferred basis, but EELP Unitholders may elect to have the exchange of their EELP Units for Common Shares of Newco treated as a tax-deferred exchange by making a joint election under Section 85 of the Income Tax Act (Canada). For U.S. federal income tax purposes, the exchange of Trust Units for Common Shares of Newco should qualify as a tax-deferred reorganization and as such no gain or loss should be recognized. This information is not intended to be, and should not be construed as tax advice, and Unitholders in both Canada and the U.S. should consult with financial advisors, legal counsel or accountants regarding the tax consequences of the exchange. Unitholders should also carefully review the sections of the accompanying Information Circular entitled "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

      In order to exchange your certificate representing Trust Units or EELP Units for Common Shares of Newco, if you are a registered holder of Trust Units or EELP Units (i.e. you have a physical unit certificate issued in your name and your units are not held through a broker, financial institution or other nominee), please complete and sign the enclosed Letter of Transmittal and return it, along with the certificate representing your units, to Computershare Investor Services Inc. at any of the addresses on the back of the Letter of Transmittal. Beneficial holders of Trust Units or EELP Units who hold such units through a broker, financial institution or other nominee should contact their nominee holder regarding the exchange of such units for Newco Common Shares. For additional information on how to exchange Trust Units or EELP Units for Common Shares of Newco, see "The Arrangement — Procedure for Exchange of Securities" in the Information Circular.

Newco

      If approved, the Arrangement will result in Newco and its subsidiaries carrying on the business carried on by Enerplus prior to completion of the Arrangement. Following the completion of the Arrangement, the directors and officers of Newco are anticipated to be the same as the current directors and officers of Enerplus. Upon completion of the Arrangement, the Common Shares of Newco will be listed for trading on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol "ERF" upon Newco meeting certain requirements for listing of the TSX and NYSE, respectively, which requirements are expected to be met prior to or as soon as practicable following the Effective Date.

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Reasons for the Arrangement

      By converting to a corporation, Enerplus' management and Board of Directors believe that Enerplus, continuing as Newco, will be in a better position to pursue growth opportunities, while continuing to provide a return to shareholders in the form of dividends on the Newco Common Shares. As the Canadian federal government's changes to tax legislation regarding income trusts will apply to the Fund effective January 1, 2011, the value of the income fund structure will diminish at that time. Accordingly, Enerplus' Board of Directors and management have determined that the best strategy is to convert to a public corporation effective on or about January 1, 2011 and allow the Fund to benefit from the income trust structure up to the time at which the change to the tax legislation would apply to the Fund. Management and the Board of Directors believe that the Arrangement provides a number of compelling and strategic benefits, including, without limitation, the expectation that the conversion to a public corporation would:

•
attract new investors and broaden its international investor base, which may reduce financing costs, increase equity valuations and provide a more liquid market for Newco's Common Shares;

•
provide for a simplified corporate structure which would permit Enerplus' financial and operational performance to be more easily understood and valued relative to its corporate peers;

•
utilize the existing trust conversion rules to significantly simplify the existing organizational structure without potentially incurring additional taxes that may be incurred once those rules no longer are available;

•
better position Enerplus to invest in attractive opportunities for growth and expansion;

•
continue to deliver attractive returns to Newco shareholders by converting current trust distributions to eligible dividends which Newco intends to pay to shareholders on a monthly basis;

•
remove Enerplus from any uncertainty that exists in the income trust marketplace today, including uncertainty regarding potential non-resident ownership restrictions;

•
avoid the imposition of the tax on income trusts that would otherwise be applicable to the Fund in 2011; and

•
be accomplished on an automatic tax-free "rollover" basis for Trust Unitholders in Canada prior to 2013, whereas post-2013 an automatic tax-free "rollover" will not be available under the current federal legislation, and the transactions required to convert from a trust to a corporation at such time may not be able to be accomplished on a tax-deferred basis for U.S. Trust Unitholders.

      In addition, the more favourable tax treatment afforded to the receipt of dividends from a corporation, as compared to distributions of income from a trust, under current Canadian tax law may result in more attractive after-tax returns for certain eligible taxable Canadian investors, depending on individual circumstances. Furthermore, prior to completion of the Arrangement, distributions by the Fund to U.S. investors are subject to the Canadian withholding tax regime applicable to the receipt of trust distributions. Following completion of the Arrangement, dividends from Newco will be subject to the Canadian withholding tax regime applicable to the receipt of dividends from a taxable Canadian corporation, including any reductions in, or exemptions from, such withholding tax granted pursuant to the terms of the Canada-U.S. Tax Convention to U.S. investors that are entitled to the benefits of such convention. Accordingly, Newco dividends payable to a U.S. tax-deferred account operated exclusively to administer or provide pension, retirement or employee benefits may be eligible for an exemption from Canadian withholding tax, subject to meeting the conditions for eligibility for benefits under the Canada-U.S. Tax Convention. U.S. Unitholders should check with their own tax advisors to

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determine which U.S. tax-deferred accounts qualify for exemption from Canadian withholding tax.

      See "Background to and Reasons for the Arrangement" in the accompanying Information Circular.

Approval of the Arrangement

      The resolution approving the Arrangement (the "Arrangement Resolution") must be approved by not less than two-thirds of the votes cast in respect of the resolution by the Unitholders, voting together as a single class, who are either present in person or represented by proxy at the Meeting. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and receipt of all necessary regulatory approvals.

Recommendation of the Board of Directors

      The Board of Directors of Enerplus has unanimously determined that the Arrangement is fair to Unitholders and is in the best interests of the Fund, EELP and the Unitholders, and recommends that Unitholders vote in favour of the Arrangement Resolution. The directors and executive officers of Enerplus, who as of October 15, 2010 beneficially owned, in the aggregate, approximately 1.4% of the outstanding Trust Units (including Trust Units issuable upon the exchange of outstanding EELP Units), have indicated that they intend to vote such securities in favour of the Arrangement.

The Information Circular

      The accompanying Information Circular contains a detailed description of the Arrangement and certain related matters, as well as detailed information regarding Newco. Please give this material your careful consideration and, if you require assistance, consult your financial, legal or other professional advisors. Regardless of the number of units you own, your vote is very important. Whether or not you plan on attending the Meeting, in order to ensure you are represented at the Meeting, please complete and deliver the enclosed form of proxy or voting instruction form as soon as possible. If you receive more than one form of proxy or voting instruction form because you own units that are registered differently, please vote all of your units related to such forms of proxy or voting instruction forms.

      On behalf of the Board of Directors of Enerplus, I would like to express our gratitude for the support our Unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward.

Yours very truly, ENERPLUS RESOURCES FUND By its administrator, EnerMark Inc.
(signed) "Gordon J. Kerr" Gordon J. Kerr President & Chief Executive Officer

-vii-

 ENERPLUS RESOURCES FUND
NOTICE OF SPECIAL MEETING OF UNITHOLDERS
to be held Thursday, December 9, 2010

      NOTICE IS HEREBY GIVEN that, pursuant to an order of the Court of Queen's Bench of Alberta dated October 22, 2010, as the same may be amended (the "Interim Order"), a special meeting (the "Meeting") of the holders (the "Trust Unitholders") of trust units ("Trust Units") of Enerplus Resources Fund (the "Fund", and together with its subsidiaries, "Enerplus") and the holders ("EELP Unitholders", and together with the Trust Unitholders, the "Unitholders") of Class B limited partnership units ("EELP Units") of Enerplus Exchangeable Limited Partnership ("EELP"), will be held in the Grand Lecture Theatre at the Metropolitan Centre, located at 333 - 4th Avenue S.W., Calgary, Alberta, on Thursday, December 9, 2010 at 10:00 a.m. (Calgary time) for the following purposes:

  (a)
  to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, an extraordinary resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix "C" to the accompanying information circular and proxy statement of the Fund dated October 25, 2010 (the "Information Circular"), to approve the conversion of the Fund from its current trust structure to a corporate structure by way of a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) and all transactions contemplated thereby (the "Arrangement"), all as more particularly described in the Information Circular;

  (b)
  if the Arrangement Resolution is passed, to consider, and if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a stock option plan for Enerplus Corporation ("Newco") to take effect upon completion of the Arrangement, all as more particularly described in the Information Circular and a copy of which is set forth in Appendix "E" to the Information Circular;

  (c)
  if the Arrangement Resolution is passed, to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a shareholder rights plan for Newco to take effect upon completion of the Arrangement, all as more particularly described in the Information Circular and a summary of which is set forth in Appendix "F" to the Information Circular; and

  (d)
  to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

      The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this Notice. A copy of the Plan of Arrangement in respect of the Arrangement is attached as Exhibit "A" to the Arrangement Agreement that is set forth in Appendix "A" to the Information Circular.

      Holders of EELP Units (each of which is exchangeable, at any time by the holder thereof, into 0.425 of a Trust Unit for no additional consideration) are also entitled to receive notice of, attend and vote at the Meeting, as set forth in more detail in the Information Circular and the Voting Direction for Holders of Enerplus Exchangeable Limited Partnership Class B Limited Partnership Units that accompany this Notice.

      Every registered holder of Trust Units and EELP Units at the close of business on October 25, 2010 (the "Record Date") is entitled to receive notice of and vote their Trust Units and/or EELP Units at the Meeting on the basis of one vote for each Trust Unit held and 0.425 of a vote for each EELP Unit held. No person acquiring Trust Units or EELP Units after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

-viii-

      The quorum for this Meeting is two or more individuals present in person or by proxy representing at least 5% of the aggregate outstanding Trust Units and Trust Units that may be issued upon the exchange of outstanding EELP Units.

      Unitholders are requested to complete, sign, date and return the accompanying form of proxy or voting instruction form (each referred to as a "Form of Proxy") in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy. Non-registered Unitholders (being Unitholders who hold their Trust Units through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy. To be used at the Meeting, the Form of Proxy must be received (either directly or through a Unitholder's broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope provided, not less than 48 hours (72 hours in the case of EELP Unitholders, and in each case excluding Saturdays, Sundays or statutory holidays) before the Meeting or any adjournment(s) thereof. Further instructions with respect to attending the Meeting or voting by proxy are provided in the Form of Proxy and in the Information Circular accompanying this Notice.

      Dated at the City of Calgary, in the Province of Alberta, this 25th day of October, 2010.

ENERPLUS RESOURCES FUND By its administrator, EnerMark Inc.
(signed) "David A. McCoy" David A. McCoy Vice President, General Counsel & Corporate Secretary

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Action No. 1001-15446

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE
BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
ENERPLUS RESOURCES FUND, ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP, ENERMARK INC., ENERPLUS CORPORATION, ENERPLUS COMMERCIAL TRUST, ENERPLUS ECT RESOURCES LTD., ENERPLUS HOLDINGS II LTD., ENERPLUS FINANCE LIMITED PARTNERSHIP, ENERPLUS LIMITED PARTNERSHIP II, ENERMARK MANAGEMENT INC., 1239351 ALBERTA ULC, ENERPLUS FET TRUST, ENERPLUS OIL & GAS LTD., ENERPLUS RESOURCES CORPORATION, 1239337 ALBERTA ULC, THE HOLDERS OF TRUST UNITS OF ENERPLUS RESOURCES FUND AND THE HOLDERS OF CLASS B LIMITED PARTNERSHIP UNITS OF ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP

 NOTICE OF PETITION

      NOTICE IS HEREBY GIVEN that a Petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Enerplus Resources Fund (the "Fund"), Enerplus Exchangeable Limited Partnership ("EELP"), EnerMark Inc. ("EnerMark") and Enerplus Corporation ("Newco") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c.B-9, as amended (the "ABCA"), involving the Fund, EELP, EnerMark, Newco and the holders of trust units of the Fund (the "Trust Unitholders") and the holders of Class B limited partnership units of EELP ("EELP Unitholders", and together with the Trust Unitholders, the "Unitholders"), which Arrangement is described in greater detail in the Information Circular and Proxy Statement of the Fund dated October 25, 2010 accompanying this Notice of Petition. At the hearing of the Petition, the Fund, EELP, EnerMark and Newco intend to seek:

1.
a declaration that the terms and conditions of the Arrangement and the procedures relating thereto are fair to the persons affected;

2.
an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

3.
a declaration that the Arrangement will, upon the filing of the Articles of Arrangement, pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date as defined in the Arrangement; and

4.
such other and further orders, declarations and directions as the Court may deem just.

      The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof with respect to the securities of Newco to be issued pursuant to the Arrangement.

      AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 601 - 5th Street S.W., Calgary, Alberta, on the 10th day of December, 2010 at 9:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Unitholder or any other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose. Any Unitholder or

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any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon the Fund before the end of business (Calgary time) on December 3, 2010, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court. Service on the Fund is to be effected by delivery to the solicitors for the Fund at their address set out below. If any Unitholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

      AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by the Fund, EELP, EnerMark or Newco and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

      AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order of the Court dated October 22, 2010, has given directions as to the calling and holding of a meeting of Unitholders for the purpose of such Unitholders voting upon a resolution to approve the Arrangement.

      AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Unitholder, or any other interested party requesting the same, by the under-mentioned solicitors for the Fund upon written request delivered to such solicitors as follows:

    Blake, Cassels & Graydon LLP
    3500 Bankers Hall East Tower
    855 - 2nd Street S.W.
    Calgary, Alberta T2P 4J8
    Attention: Chad Schneider

DATED at the City of Calgary, in the Province of Alberta, this 25th day of October, 2010.

ENERPLUS RESOURCES FUND By its administrator, EnerMark Inc.
(signed) "David A. McCoy" David A. McCoy Vice President, General Counsel & Corporate Secretary

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 GLOSSARY

      In this Information Circular, the following terms have the meanings set forth below. These defined terms are not always used in the documents incorporated by reference herein and may not conform exactly to the defined terms used in the Appendices to this Information Circular or any agreements referred to herein.

"1933 Act" means the United States Securities Act of 1933, as amended.

"1934 Act" means the United States Securities Exchange Act of 1934, as amended.

"2009 Financial Statements" means the consolidated balance sheets of the Fund as at December 31, 2009 and 2008, and the related consolidated statements of income, accumulated deficit, comprehensive income (loss), accumulated other comprehensive income (loss) and cash flows for the years then ended, together with the notes thereto and the auditors' report thereon.

"2009 MD&A" means the management's discussion and analysis of financial condition and results of operations of the Fund for the year ended December 31, 2009.

"2010 AGM Circular" means the Fund's information circular and proxy statement dated March 12, 2010 with respect to its annual general meeting of Unitholders held on May 7, 2010.

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

"AIF" means the annual information form of the Fund for the year ended December 31, 2009 dated March 12, 2010.

"Amalgamation" means the amalgamation of Newco with EnerMark and certain other direct and indirect subsidiaries of the Fund pursuant to Section 3.1(k) of the Plan of Arrangement, with the amalgamated corporation continuing as "Newco".

"Arrangement" means the proposed arrangement pursuant to which, among other things, the Fund will be converted to a corporate structure, pursuant to the Plan of Arrangement.

"Arrangement Agreement" means the arrangement agreement dated October 22, 2010 among the Fund, EELP, EnerMark and Newco with respect to the Arrangement, a copy of which is attached as Appendix "A" to this Information Circular, as supplemented, modified or amended.

"Arrangement Resolution" means the extraordinary resolution in respect of the Arrangement to be voted on by the Unitholders at the Meeting in substantially the form set forth in Appendix "C" to this Information Circular.

"Articles of Arrangement" means the articles of arrangement of Newco in respect of the Arrangement, to be filed in accordance with the ABCA.

"Bank Credit Facility" means EnerMark's $1.0 billion revolving unsecured, covenant-based credit agreement with a syndicate of financial institutions due June 30, 2013.

"Board" or "Board of Directors" means, prior to the Effective Time, the board of directors of EnerMark, in its capacity as administrator of the Fund, and following the Effective Time means the board of directors of Newco.

"Business Day" means a day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta.

"Canada-U.S. Tax Convention" means the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended.

"Certificate" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement.

"Common Shares" means the common shares of Newco.

"Court" means the Court of Queen's Bench of Alberta.

"Depositary" means Computershare Investor Services Inc.

"EELP" means Enerplus Exchangeable Limited Partnership, a limited partnership established under the laws of Alberta and a subsidiary of the Fund.

"EELP Unitholders" means holders of EELP Units.

"EELP Units" means the Class B limited partnership units of EELP, which are exchangeable for no additional consideration into Trust Units on the basis of 0.425 of a Trust Unit for each EELP Unit.

"Effective Date" means the date the Arrangement is effective under the ABCA.

"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date.

"Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or in the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

"EnerMark" means EnerMark Inc., a corporation organized pursuant to the laws of the Province of Alberta and an indirect wholly-owned subsidiary of the Fund, which is the administrator of the Fund and the general partner of EELP.

"Enerplus" means the Fund and its subsidiaries, taken as a whole, or where the context requires, any one of them (and where reference is made to the "directors of Enerplus" or the "officers of Enerplus", shall mean the directors and officers, as applicable, of EnerMark in its capacity as administrator of the Fund).

"Enerplus Entities" means, collectively, the Fund, EELP, EnerMark and Newco.

"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

"Form of Proxy" has the meaning ascribed thereto under the heading "General Proxy Matters — Appointment and Revocation of Proxies".

"Fund" means Enerplus Resources Fund, an unincorporated trust established under the laws of the Province of Alberta.

"Fund DRIP" means the Fund's Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan.

"GAAP" means generally accepted accounting principles.

"Information Circular" means this information circular and proxy statement (including all Appendices hereto) prepared by the Fund and forwarded as part of the proxy solicitation materials to Unitholders in respect of the Meeting.

"Interim Order" means the Interim Order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

"Letter of Transmittal" means the applicable form of letter of transmittal pursuant to which a registered Unitholder is required to deliver certificates representing Trust Units or EELP Units, as applicable, in order to receive a certificate for the Common Shares issued to the Unitholder pursuant to the Arrangement.

"Meeting" means the special meeting of Unitholders to be held to consider, among other things, the Arrangement and related matters, and any adjournment thereof.

"Newco" means Enerplus Corporation, a corporation organized pursuant to the laws of the Province of Alberta (and includes, after the Amalgamation contemplated in the Plan, Newco Amalco (as defined in the Plan)).

"Newco Articles" means the articles of incorporation of Newco dated August 12, 2010.

"Newco By-Laws" means the by-laws of Newco dated August 12, 2010.

"Newco DRIP" means the Distribution Reinvestment Plan of Newco to be adopted by Newco, upon the assignment by the Fund of the Fund DRIP to Newco, at the Effective Time.

"Newco Stock Option Plan" means the stock option plan proposed to be adopted by Newco on the Effective Date, a copy of which is attached as Appendix "E" to this Information Circular.

"NI 51-102" means National Instrument 51-102 — Continuous Disclosure Obligations.

"NYSE" means the New York Stock Exchange.

"Options" means options to acquire Common Shares of Newco which may be granted pursuant to the Newco Stock Option Plan.

"Plan" or "Plan of Arrangement" means the plan of arrangement attached as Exhibit "A" to Appendix "A" to this Information Circular, as amended, varied or supplemented from time to time in accordance with the terms thereof or at the discretion of the Court in the Final Order.

"Record Date" means October 25, 2010.

"Registrar" means the Registrar appointed under Section 263 of the ABCA.

"RTU Plans" means, collectively, Enerplus' 2009 Executive Restricted Trust Unit Plan dated effective January 1, 2009 and Enerplus' 2009 Employee Restricted Trust Unit Plan dated effective January 1, 2009, pursuant to which notional restricted trust units are granted to officers and employees of Enerplus.

"SEC" means the United States Securities and Exchange Commission.

"Senior Unsecured Notes" means, collectively, the US$459 million principal amount and $40 million principal amount of senior unsecured notes issued by EnerMark, as described under "Debt of Enerplus" in the AIF and in Note 6 to the 2009 Annual Financial Statements.

"Shareholder Rights Plan" means the shareholder rights plan of Newco, as summarized in Appendix "F" to this Information Circular, to be approved by the Unitholders at the Meeting.

"Shareholder Rights Plan Agreement" means the shareholder rights plan agreement to be entered into between Newco and Computershare Trust Company of Canada, as rights agent, following the Effective Time in connection with the Shareholder Rights Plan.

"Shareholders" means, collectively, the holders of Common Shares from time to time following the Effective Time.

"Tax Act" means the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder.

"Trust Indenture" means the Amended and Restated Trust Indenture dated May 30, 2008 among EnerMark, Enerplus Resources Corporation and the Trustee, as may be amended, supplemented or restated from time to time, pursuant to which the Fund was created.

"Trust Unitholders" means the holders of Trust Units.

"Trust Units" means the trust units of the Fund.

"Trustee" means Computershare Trust Company of Canada, in its capacity as trustee of the Fund.

"TSX" means the Toronto Stock Exchange.

"TURIP Plan" means Enerplus' Trust Unit Rights Incentive Plan dated effective June 21, 2001 (as amended and restated effective May 9, 2008) pursuant to which rights to acquire Trust Units may be granted to officers, employees and consultants of Enerplus.

"TURIP Rights" means options to acquire Trust Units granted pursuant to the TURIP Plan.

"Unitholders" means, collectively, Trust Unitholders and EELP Unitholders.

      Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders.

      All dollar amounts set forth in this Information Circular are in Canadian dollars unless otherwise indicated.

 INTRODUCTION

General

      This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Enerplus for use at the Meeting. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Enerplus and should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or any other resolution or matter coming before the Meeting.

      This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

      Unitholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

      All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit "A" to the Arrangement Agreement, which agreement is attached as Appendix "A" to this Information Circular. You are urged to carefully read the full text of the Plan of Arrangement.

      Information contained in this Information Circular is given as of October 25, 2010, unless otherwise specifically stated.

Risk Factors

      Certain risk factors particular to the Arrangement are set forth under "Risk Factors" in this Information Circular. Risk factors related to the business of Enerplus will generally continue to apply to Newco after the Effective Date and will not be affected by the Arrangement. If the Arrangement is completed, the business and operations of, and an investment in, Newco will be subject to the various risk factors set forth under the headings entitled "Risk Factors" in Appendix "D" to this Information Circular, "Risk Factors — Risks Related to Enerplus' Business and Operations" in the AIF and "Risk Factors and Risk Management" in the 2009 MD&A, each of which is incorporated by reference in this Information Circular. Unitholders who will become holders of Common Shares as a result of the Arrangement should consider carefully the information contained herein and in the materials incorporated by reference.

      In addition, for a description of risk factors in respect of the current structure of the Fund, see the heading entitled "Risk Factors — Risks Related to Enerplus' Structure and the Ownership of the Trust Units" in the AIF, which is incorporated herein by reference. Unitholders should carefully consider all risk factors set out herein, in the AIF and in the 2009 MD&A.

      Unitholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Trust Units, EELP Units, and Common Shares.

      CERTAIN RISK FACTORS RELATING TO ENERPLUS ARE CONTAINED HEREIN, IN THE AIF, THE 2009 MD&A AND THE FUND'S OTHER PUBLIC FILINGS. UNITHOLDERS SHOULD CAREFULLY CONSIDER THESE RISK FACTORS AND CONSIDER ALL OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN BEFORE MAKING AN INVESTMENT DECISION, INCLUDING ANY DECISION IN RESPECT OF THE

ARRANGEMENT. IN ADDITION, FOR RISK FACTORS SPECIFIC TO NEWCO, SEE "APPENDIX "D" — "INFORMATION CONCERNING NEWCO — RISK FACTORS".

Note Regarding Forward-Looking Statements and Information

      Certain statements contained in this Information Circular, and in certain documents incorporated by reference into this Information Circular, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). All forward-looking statements are based on Enerplus' and Newco's current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of their experience and their perception of historical trends. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential" and similar expressions are intended to identify forward-looking statements. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Enerplus and Newco believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Information Circular should not be unduly relied upon. These statements speak only as of the date of this Information Circular or as of the date specified in the documents incorporated by reference into this Information Circular, as the case may be.

      In particular, this Information Circular contains forward-looking statements pertaining to the following:

•
the completion of the Arrangement and the timing and tax effects thereof;

•
changes in legislation relating to the Fund and its structure, including income tax considerations and the treatment of income and mutual fund trusts;

•
the time at which income taxes may be paid by Newco and the anticipated amounts of such tax;

•
cash distributions and dividends that may be paid by the Fund and Newco and the timing, amount and tax treatment thereof;

•
the potential future availability of Newco's dividend reinvestment plan to non-Canadian residents;

•
Enerplus' and Newco's strategy and the potential for growth and expansion; and

•
expectations regarding Newco's ability to attract new investors and broaden its investor base, the cost and ability of Newco to raise capital and the liquidity of the Common Shares.

      Various factors or assumptions are typically applied by Enerplus in drawing conclusions or making the forecasts, projections, predictions or estimates set out in forward-looking statements based on information currently available to Enerplus. These factors and assumptions include, but are not limited to:

•
the timely receipt of required Unitholder, Court and stock exchange approvals;

•
that the Arrangement will be completed as planned on the terms and conditions as described herein;

•
the success of Enerplus' operations and the availability of cash for Newco to make dividend payments;

•
prevailing commodity prices and exchange rates;

•
future operating costs and income taxes;

•
prevailing regulatory, tax and environmental laws and regulations; and

•
certain assumptions disclosed elsewhere in this Information Circular and in the AIF and the 2009 MD&A under the headings "Forward-Looking Statements and Information".

      The actual results could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below, elsewhere in this Information Circular and in the documents incorporated by reference herein:

•
the inability of Enerplus and Newco to obtain the necessary Unitholder, Court and stock exchange approvals in respect of the Arrangement, in a timely fashion, or at all;

•
the Arrangement may not be completed when planned or at all or on the terms and conditions set forth herein;

•
future dividend levels will be impacted and determined by, among other things, anticipated cash flows, debt levels, appropriate accounting reserves, capital spending plans, capital market conditions, commodity prices and corporate solvency tests;

•
the timing and amount of future income taxes payable by Newco may be affected by, among other things, changes in commodity prices, acquisitions and dispositions, capital spending, the amounts of available tax pools and changes in income tax laws and rates;

•
actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;

•
fluctuations in operating results and capital requirements of Newco;

•
an inability of Newco to access debt and capital markets on favourable terms or at all;

•
adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and

•
the other factors discussed under "Risk Factors" herein (including Appendix "D"), in the AIF and in the 2009 MD&A.

      These factors should not be construed as exhaustive. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. There is no assurance that any of the risks described or referred to under the headings "Risk Factors" identified above or that any of the uncertainties associated with the estimates and forward-looking statements discussed in this Information Circular will occur, or if any of them do, when or what impact they will have on Enerplus' or Newco's operations or financial condition. Enerplus' or Newco's future results and performance may differ materially from those expressed in these estimates and forward-looking statements due to, but not limited to, the factors mentioned above. Unless required by law, neither Enerplus nor Newco undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

      The reader is further cautioned that the preparation of financial statements in accordance with Canadian GAAP requires Enerplus management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes.

      The information contained in this Information Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Enerplus and Newco. Enerplus and Newco urge you to carefully consider those factors.

Non-GAAP Measures

      In the 2009 MD&A and the Fund's management's discussion and analysis for the three and six months ended June 30, 2010, the Fund uses the terms "payout ratio" and "adjusted payout ratio" to analyze operating performance, leverage and liquidity. Enerplus calculates "payout ratio" by dividing cash distributions to Unitholders ("cash distributions") by cash flow from operating activities ("cash flow"), both of which appear on the Fund's consolidated statements of cash flows prepared in accordance with Canadian GAAP. "Adjusted payout ratio" is calculated as cash distributions plus development capital and office expenditures divided by cash flow. Readers should be cautioned however that the terms "payout ratio" and "adjusted payout ratio" should not be construed as an alternative to other measures of financial results determined in accordance with Canadian GAAP as an indicator of the Fund's performance. The terms "payout ratio" and "adjusted payout ratio" do not have a standardized meaning or definition as prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures by other entities.

      For more information with respect to financial measures which have not been defined by Canadian GAAP, see the "Non-GAAP Measures" sections of the Fund's 2009 MD&A which has been filed on the Fund's SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov and is incorporated by reference herein.

Documents Incorporated by Reference

      Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada and with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, General Counsel & Corporate Secretary of Enerplus at Suite 3000, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, telephone (403) 298-2200, and are also available electronically on the Fund's SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

      The following documents, filed with the various securities commissions or similar authorities in the provinces of Canada and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

•
the AIF;

•
the 2009 Annual Financial Statements and 2009 MD&A;

•
the 2010 AGM Circular;

•
the Fund's unaudited interim consolidated comparative financial statements as at June 30, 2010 and for the three and six months ended June 30, 2010, together with the notes thereto, and the management's discussion and analysis of the Fund for the three and six months ended June 30, 2010;

•
the material change report of the Fund dated September 28, 2010 with respect to certain acquisition and disposition activities of Enerplus; and

•
the material change report of the Fund dated October 1, 2010 with respect to the proposed conversion of Enerplus from an income trust to a corporation.

      Any documents of the type described in Section 11.1(1) of Form 44-101F1 — Short Form Prospectus, if filed by the Fund with the securities commissions or similar authorities in the provinces and territories of Canada and with the SEC after the date of this Information Circular and before the Effective Date, are deemed to be incorporated by reference in this Information Circular.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Information For United States Unitholders

      THE COMMON SHARES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

      The securities to be issued under the Arrangement have not been registered under the 1933 Act, and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. See "The Arrangement — Approvals — Court Approvals" below.

      Unitholders should be aware that the acquisition of the Common Shares as a result of the implementation of the Arrangement described herein may have tax consequences both in the United States and in Canada. See "Certain United States Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations" for certain information concerning the tax consequences of the Arrangement for U.S. Holders (as defined herein). U.S. securityholders should consult their own tax advisors with respect to their own particular circumstances.

      The solicitation of proxies hereby is not subject to the requirements of Section 14(a) of the 1934 Act, by virtue of an exemption applicable to proxy solicitations by a "foreign private issuer," as defined in Rule 3b-4 under the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws and, unless otherwise indicated, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

      Specifically, the information concerning the operations of Enerplus contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The historical financial statements of the Fund and Newco included in or incorporated by reference in this Information Circular have been presented in Canadian dollars and were prepared in accordance with Canadian GAAP and are subject to Canadian auditing standards, which differ from United States GAAP and auditing standards in certain material respects, and thus may not be comparable to financial statements of United States companies. Securityholders in the United States should be aware that such requirements are different than those of the United States. Additionally, oil and gas reserves, resources and operational information contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which may not be comparable in all respects to United States disclosure standards. For additional information, see "Presentation of Enerplus' Oil and Gas Reserves, Resources and Financial Information" and "Presentation of Enerplus' Financial Information" in the AIF, which is incorporated by reference in this Information Circular.

      The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the Fund, EELP, EnerMark and many of the Fund's other subsidiaries, as well as Newco, are organized under the laws of the Province of Alberta, that the majority of their respective officers and directors and the Fund's trustee are residents of countries other than the United States, that certain of the experts named in this Information Circular are residents of countries other than the United States, and that substantial portions of the assets of Enerplus and such other persons are, or will be, located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon the Fund, EELP, EnerMark, Newco or the Fund's other subsidiaries, their respective officers, directors and trustee or the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

      The 1933 Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who are deemed "affiliates" of Newco after the Arrangement. See "The Arrangement — Securities Law Matters — United States" in this Information Circular.

Reporting Currency

      All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated and the exchange rates at the end of the period for one Canadian dollar, expressed in U.S. dollars, based on the noon exchange rate of the Bank of Canada:

	Year Ended December 31,				Six Months Ended June 30,
	2009		2008		2010		2009
High for the period	US$	0.97	US$	1.03	US$	1.00	US$	0.92
Low for the period		0.77		0.77		0.93		0.77
Average for the period		0.88		0.94		0.97		0.83
End of period		0.94		0.82		0.94		0.86

      On October 22, 2010, the exchange rate for one Canadian dollar expressed in U.S. dollars ("US$") based on the Bank of Canada noon day rate was CDN$1.00 = US$0.9744.

 BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

      On October 31, 2006, the Canadian Minister of Finance (the "Minister") announced the Canadian federal government's plan to change the tax treatment of certain publicly traded income and royalty trusts, including the Fund (the "SIFT Tax"). Now enacted, the SIFT Tax imposes a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts (as defined in the Tax Act), like the Fund, at rates of tax comparable to the combined federal and provincial corporate tax rate, and treats distributions of such income as dividends to Unitholders. The Minister announced that trusts that were publicly traded at the time of the announcement, including the Fund, would generally be entitled to have a four-year transition period and generally would not be subject to the new rules until January 1, 2011, provided such trusts experienced only "normal growth" and no "undue expansion" before then. These proposals had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for securities of income and royalty trusts (including the Fund) and numerous other Canadian securities. On December 15, 2006, the Minister issued the Normal Growth Guidelines which provide additional information on "normal growth" and "undue expansion". "Normal growth" includes equity growth within certain "safe harbour" limits, generally related to the market capitalization of the income trust as of the end of trading on October 31, 2006.

      As a result of the proposals to implement the SIFT Tax and the passing of the proposals into law in June 2007, the Board of Directors and Enerplus management continued to review the Fund's strategic objectives and options available to it in an effort to ensure that the Fund's capital structure was efficient and that the Fund was best positioned to facilitate the ongoing creation of Unitholder value. Through the course of 2007, 2008 and 2009, Enerplus management continued to carry out and report to the Board of Directors more detailed analyses regarding the strategic and structural alternatives available to Enerplus as a result of the SIFT Tax as well as the current market environment in order to enable Enerplus to achieve its strategic goals and objectives.

      On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate the conversion of mutual fund trusts such as the Fund into corporations without any undue tax consequences. These proposals were passed into law on March 12, 2009.

      Throughout 2008, 2009 and 2010, management of Enerplus continued to evaluate and develop its business plan and strategy, including the anticipated impact of the application of the SIFT Tax to the Fund on January 1, 2011. In particular, meetings of the Board of Directors were held on May 7, 2009 and August 5, 2010 which included detailed presentations by management regarding Enerplus' strategic and structuring alternatives. Since 2008, the Board and Enerplus management conducted a thorough analysis of material information and relevant considerations including, but not limited to, presentations by external legal and tax advisors as well as management's assessment of the benefits and disadvantages regarding various entity structures and commentary from various investment firms and Unitholders. During this process, the Board and management considered a variety of structural alternatives or transactions for the Fund (including the consequences of remaining as a mutual fund trust), growth opportunities and related capital requirements, the competitive environment, capital markets, tax considerations and current economic conditions. In mid-2010, the Board provided management with direction in respect of various matters relating to a possible conversion of the Fund to a corporate structure, including directing management to continue to work towards a potential conversion in the manner contemplated by the Arrangement. On September 30, 2010, the Fund announced that it intended to convert to a corporation on or about January 1, 2011 on the general terms and conditions contained in the Arrangement.

      The Board of Directors met again on each of October 6 and October 22, 2010 to further consider the detailed structure and terms of the proposed conversion of the Fund to a corporate structure, as well as related matters such as the adoption of the Newco Stock Option Plan and

Shareholder Rights Plan, and received additional information from management regarding the details of the proposed structure and the terms and process involved. As a result of its ongoing investigations and considerations and information provided by Enerplus management, on October 22, 2010 the Board definitively determined that the conversion of the Fund to a corporate structure pursuant to the transactions contemplated by the Arrangement was in the best interests of the Fund, EELP and the Unitholders, and the Board of Directors unanimously resolved to proceed with the Arrangement and to convert to a corporate structure effective on or about January 1, 2011. The Board of Directors also determined to unanimously recommend that Unitholders vote for the approval of the Plan of Arrangement at the Meeting. In particular, the Board of Directors approved the entering into of the Arrangement Agreement, the implementation of the Plan of Arrangement and the submission of the Plan of Arrangement to the Unitholders for a vote at the Meeting, and the Board of Directors further unanimously approved the contents of this Information Circular and the sending of it to the Unitholders. The Board also authorized the implementation by Newco of the Shareholder Rights Plan and the Newco Stock Option Plan, subject to receipt of Unitholder approval at the Meeting, as well as the adoption by Newco of the Newco DRIP and certain other matters related to the proposed Arrangement, including the amendments to the TURIP Plan described herein. On October 22, 2010, the Arrangement Agreement was formally executed.

Reasons for the Arrangement

      By converting to a corporation, Enerplus' management and the Board of Directors believe that Enerplus, continuing as Newco, will be in a better position to pursue growth opportunities, while continuing to provide a return to Shareholders in the form of dividends on the Newco Common Shares. As the SIFT Tax will apply to the Fund effective January 1, 2011, the value of the income fund structure will diminish at that time. Accordingly, Enerplus' Board of Directors and management have determined that the best strategy is to convert to a public corporation effective on or about January 1, 2011 and allow the Fund to benefit from the income trust structure up to the time at which the change to the tax legislation would apply to the Fund. Management and the Board of Directors believe that the Arrangement provides a number of compelling and strategic benefits, including, without limitation, the expectation that the conversion to a public corporation would:

•
attract new investors and broaden its international investor base, which may reduce financing costs, increase equity valuations and provide a more liquid market for Newco's Common Shares;

•
provide for a simplified corporate structure which would permit Enerplus' financial and operational performance to be more easily understood and valued relative to its corporate peers;

•
utilize the existing trust conversion rules to significantly simplify the existing organizational structure without potentially incurring additional taxes that may be incurred once those rules no longer are available;

•
better position Enerplus to invest in attractive opportunities for growth and expansion;

•
continue to deliver attractive returns to Newco Shareholders by converting current trust distributions to eligible dividends which Newco intends to pay to Shareholders on a monthly basis;

•
remove Enerplus from any uncertainty that exists in the income trust marketplace today, including uncertainty regarding potential non-resident ownership restrictions;

•
avoid the imposition of the SIFT Tax that would otherwise be applicable to the Fund in 2011; and

•
be accomplished on an automatic tax-free "rollover" basis for Trust Unitholders in Canada prior to 2013, whereas post-2013 an automatic tax-free "rollover" will not be available under the current federal legislation, and the transactions required to convert from a trust to a corporation at such time may not be able to be accomplished on a tax-deferred basis for U.S. Trust Unitholders.

      In addition, the more favourable tax treatment afforded to the receipt of dividends from a corporation, as compared to distributions of income from a trust, under current Canadian tax law may result in more attractive after-tax returns for certain eligible taxable Canadian investors, depending on individual circumstances. Furthermore, prior to completion of the Arrangement, distributions by the Fund to U.S. investors are subject to the Canadian withholding tax regime applicable to the receipt of trust distributions. Following completion of the Arrangement, dividends from Newco will be subject to the Canadian withholding tax regime applicable to the receipt of dividends from a taxable Canadian corporation, including any reductions in, or exemptions from, such withholding tax granted pursuant to the terms of the Canada-U.S. Tax Convention to U.S. investors that are entitled to the benefits of such convention. Accordingly, Newco dividends payable to a U.S. tax-deferred account operated exclusively to administer or provide pension, retirement or employee benefits may be eligible for an exemption from Canadian withholding tax, subject to meeting the conditions for eligibility for benefits under the Canada-U.S. Tax Convention. U.S. Unitholders should check with their own tax advisors to determine which U.S. tax-deferred accounts qualify for exemption from Canadian withholding tax.

      For information with respect to the expected dividends to be paid on the Common Shares following completion of the Arrangement, see "The Arrangement — Effect of the Arrangement — Effect on Unitholders and on Distributions".

Approval and Recommendation of the Board of Directors

      The Board of Directors, based on its own investigations, has unanimously determined that the Arrangement is fair to Unitholders and is in the best interests of the Fund, EELP and the Unitholders, and recommends that Unitholders vote FOR the Arrangement Resolution.

      In reaching its conclusions regarding fairness and formulating its recommendation, the Board of Directors considered a number of factors in addition to those described above under "— Reasons for the Arrangement" and elsewhere in this Information Circular, including, but not limited to, the following:

•
a review of Enerplus' strategic objectives and business plan and the optimal structure to enhance Unitholder value;

•
Enerplus' (continuing as Newco's) expected access to capital through bank borrowings as well as debt and equity capital markets in order to finance growth opportunities in the most efficient and cost-effective manner;

•
the tax efficiencies to the Fund from distributions to Unitholders will be eliminated pursuant to the impact of the SIFT Tax, thereby removing the main benefit of the trust structure such that post-2010, the effective tax rate for corporations will be the same for income trusts;

•
the decline in investor interest in the income trust sector as a result of the SIFT Tax and the uncertainty surrounding income trust structures that has resulted in a decline in trading prices for securities of income trusts;

•
the exchange of Trust Units for Common Shares pursuant to the Plan of Arrangement will be completed on an automatic tax-deferred "rollover" basis for Canadian federal income tax purposes, and EELP Unitholders may elect to have the exchange of EELP Units for

  Common Shares pursuant to the Plan of Arrangement completed on a tax-deferred "rollover" basis for Canadian federal income tax purposes;

•
the exchange of Trust Units for Common Shares pursuant to the Plan of Arrangement should be a tax-deferred transaction for United States federal income tax purposes;

•
the ability of Newco to continue to pay monthly dividends to Shareholders;

•
the proposed conversion to a corporate structure is anticipated to be effective on or about January 1, 2011, which will have allowed the Fund to benefit from the income trust structure up to the application of the SIFT Tax to the Fund effective January 1, 2011;

•
the Board of Directors had reviewed alternative structures and conducted its deliberations over a significant period of time;

•
the terms and conditions of the Arrangement, including:

  •
  that the Arrangement must be approved by not less than two-thirds of the votes cast in respect of the Arrangement Resolution by Unitholders present in person or represented by proxy at the Meeting;

  •
  that the Arrangement is subject to approval of the Court of Queen's Bench of Alberta; and

  •
  that members of management will not personally benefit from completion of the Arrangement in a manner different from Unitholders generally; and

•
the advice of the Fund's external legal counsel and tax advisors.

      In the course of reaching its conclusions and formulating its recommendation described herein, the Board of Directors also considered certain potentially negative factors relating to the Arrangement and the transactions contemplated thereby, including the costs associated with the conversion to a corporation and accompanying internal reorganization (including the cost in management time and effort) and that Unitholders have not been granted dissent rights in connection with the Arrangement.

      The foregoing discussion of the information and factors considered and evaluated by the Board of Directors includes the material factors but is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Arrangement, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weights to the factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board of Directors has approved and recommended the Arrangement based on the totality of the information presented to and considered by it. There are risks associated with the Arrangement, including that some of the potential benefits set forth in this Information Circular may not be realized or that there may be significant costs associated with realizing such benefits. See "Risk Factors".

      Unless otherwise directed by Unitholders appointing them proxy, the persons named in the enclosed Form of Proxy intend to vote the Trust Units and EELP Units represented thereby FOR the Arrangement Resolution.

      As at October 15, 2010, the directors and executive officers of Enerplus beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 2,469,176 Trust Units (including Trust Units issuable upon the exchange of outstanding EELP Units), representing approximately 1.4% of the aggregate outstanding Trust Units and Trust Units issuable upon the exchange of EELP Units at such date. Each of the directors and executive officers of Enerplus has indicated they intend to vote all of their Trust Units and EELP Units FOR the Arrangement Resolution.

 THE ARRANGEMENT

Effect of the Arrangement

General

      If approved, the Arrangement will result in the reorganization of Enerplus' trust structure into a corporation, being Newco, effective on or about January 1, 2011. Newco and its subsidiaries will continue to carry on the business carried on by Enerplus prior to completion of the Arrangement. Following the completion of the Arrangement, the directors and officers of Newco are anticipated to be the same as the current directors and officers of Enerplus. In addition, the Arrangement will not result in any "collateral benefits" (as defined under applicable Canadian securities laws) for, or change of control, termination or other payments being made to, any officers, directors or employees of Enerplus, and there will be no accelerated vesting or payout of any incentive awards as a result of the Arrangement.

      Under Enerplus' current structure, taxable income of the Fund's Canadian operating subsidiaries is transferred through interest, royalty and other distribution payments to the Fund which, in turn, allocates all of its taxable income to its Unitholders. Accordingly, essentially all income and future tax liabilities are transferred to the Unitholders and minimal cash Canadian income taxes are paid by the Fund or its Canadian operating subsidiaries. Following completion of the Arrangement, Newco will be a taxable Canadian corporation beginning in 2011. The most important variables that will determine the level of cash taxes incurred by Newco post-conversion will be the price of crude oil and natural gas, production levels, capital spending levels and the amount of tax pools and other deductions available. Within the context of current commodity prices and capital spending plans, Enerplus and Newco do not expect Newco to be taxable until approximately 2013 to 2015, as Enerplus and Newco expect to utilize Newco's tax pools to reduce taxes otherwise payable. This future tax horizon will also fluctuate depending on the ultimate nature and timing of Newco's acquisitions and dispositions. Once it is taxable, Enerplus and Newco expect that Newco's capital spending will help shelter taxes and would expect cash taxes to average approximately 10% to 15% of cash flow, which is not materially dissimilar to other oil and gas production companies. If crude oil and natural gas prices were to strengthen beyond the levels anticipated by the current forward market, Newco's tax pools would be utilized more quickly and it may experience higher than expected cash taxes or payment of such taxes in an earlier time period. However, Enerplus and Newco emphasize that it is difficult to give guidance on future taxability as, in addition to potential changes in tax rates and tax laws, Enerplus operates within an industry that constantly changes given acquisitions, divestments, capital spending and overall commodity prices.

      Enerplus' U.S. operations are subject to income taxes payable on the taxable income determined under U.S. income tax rules and regulations. As funds are repatriated back to Canada, withholding taxes as required by U.S. tax law would become payable. As a result, Newco's U.S. operations are expected to continue to incur U.S. income-related cash taxes in the future. For additional information, see Notes 1(h) and 10 to the Fund's 2009 Financial Statements and the information under the heading "Taxes" in the Fund's 2009 MD&A and the Fund's management's discussion and analysis for the six months ended June 30, 2010, each of which is incorporated herein by reference.

      In addition, as part of the Arrangement, for accounting purposes, the consolidated share capital of Newco will be reduced, without any payment or reduction to its stated capital, by the amount of the Fund's consolidated accounting deficit immediately prior to the Effective Date, which as at June 30, 2010 was approximately $1,540,605,000.

      For additional information regarding Newco, see "Appendix "D" — Information Concerning Newco".

Effect on Unitholders and on Distributions

      Pursuant to the Arrangement, Trust Unitholders will receive, for each Trust Unit held on the Effective Date, one Common Share of Newco, and EELP Unitholders will receive, for each

EELP Unit held on the Effective Date, 0.425 of a Common Share of Newco. No fractional Common Shares will be issued under the Plan of Arrangement. In lieu of any fractional Common Share, each registered holder of Trust Units or EELP Units otherwise entitled to a fractional interest in a Common Share will receive the nearest whole number of Common Shares (with fractions equal to exactly 0.5 being rounded up). For additional information, including certain tax considerations resulting from the Arrangement, see "The Arrangement — Details of the Arrangement — Arrangement Steps", "Certain Canadian Federal Income Tax Considerations", "Certain United States Federal Income Tax Considerations" and "The Arrangement — Procedure for Exchange of Securities".

      The monthly cash distributions to be paid on or about November 20, 2010, December 20, 2010 and January 20, 2011 to Unitholders of record on November 10, 2010, December 10, 2010 and December 31, 2010, respectively, will not be affected by the proposed Arrangement and will be determined by the Fund and paid to Unitholders, as distributions from an income trust, in the usual manner. For information with respect to the Fund DRIP, see "— Effect on the Fund's Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan" below.

      The Fund's current monthly cash distributions are determined and paid in accordance with the Fund's Trust Indenture. Upon the completion of the Arrangement, and following the transition of Enerplus to a corporate structure, Newco's dividend policy will be set by its Board of Directors. Newco expects to pay dividends on a basis similar to the manner in which the Fund currently determines the payment of monthly distributions. Assuming that the Arrangement is completed on or about January 1, 2011, Newco intends to establish an initial dividend policy of paying monthly dividends, with an initial monthly dividend of $0.18 per Common Share payable on February 20, 2011 to Shareholders of record on February 10, 2011. However, as is currently the case with respect to Fund distributions, future dividend levels will be assessed with respect to anticipated cash flows, debt levels, appropriate accounting reserves, capital spending plans and capital market conditions and will be dependent upon numerous factors, the most significant of which will be the prevailing commodity price environment, Newco's levels of production, debt obligations, funding requirements for Newco's development capital program and Newco's access to equity markets, as well as the satisfaction of solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends. Dividend amounts will likely vary, and there can be no assurance as to the level of dividends that will be paid or that any dividends will be paid at all. Enerplus has maintained its monthly distribution rate of $0.18 per Trust Unit since February 2009 and has been able to manage its distribution levels and capital spending in order to minimize increases in its debt levels and preserve its balance sheet strength for growth opportunities.

      Enerplus and Newco expect that substantially all of the dividends paid by Newco will be "eligible dividends" for Canadian federal income tax purposes and thus qualify for the enhanced gross-up and tax credit regime under Canadian federal income tax laws for certain shareholders of Newco. For U.S. federal income tax purposes, Enerplus and Newco expect that dividends declared by Newco in 2011 will be ordinary dividends and will be subject to normal tax rates under U.S. income tax laws in effect at that time. Additionally, for U.S. federal income tax purposes, dividends paid by Newco would currently be considered to be "qualified dividends" eligible for a 15% preferred tax rate. However, this rate is set to expire at the end of 2010 unless otherwise extended or amended by the U.S. federal government, and no assurance can be provided that such an extension or amendment will occur.

      See "The Arrangement — Details of the Arrangement — Arrangement Steps", "The Arrangement — Procedure for Exchange of Securities", "Certain Canadian Federal Income Tax Considerations", "Certain United States Federal Income Tax Considerations", "Risk Factors" and "Appendix "D" — Information Concerning Newco — Dividends".

Effect on Holders of TURIP Rights and Other Incentive Awards

      No accelerated vesting or payout of TURIP Rights or any awards made under the RTU Plans or any other incentive plans of Enerplus, will occur as a result of the Arrangement. For a description of the terms of the TURIP Plan, the RTU Plans and Enerplus' other equity-based incentive plans as they currently exist, see "Executive Compensation — Incentive Plan Awards" in the 2010 AGM Circular, which is incorporated by reference into this Information Circular.

      Pursuant to the terms of the Arrangement and the TURIP Plan, each TURIP Right outstanding at the Effective Time will be adjusted such that the TURIP Right will entitle the holder thereof to purchase Common Shares in lieu of Trust Units on a one-for-one basis. The TURIP Rights will continue to be subject to the provisions of the TURIP Plan, which will be amended and restated to reflect the conversion of the Fund to a corporation pursuant to the Arrangement, including that all references to the Fund and Enerplus will be replaced with references to Newco and references to the Trust Units will be replaced with references to the Newco Common Shares. No adjustment will be made to the exercise price or vesting terms of the outstanding TURIP Rights, and following completion of the Arrangement the exercise price of the TURIP Rights will continue to be adjusted in accordance with the terms of the TURIP Plan once certain levels of dividends are paid in the same manner as is currently done for distributions. As at October 15, 2010, Enerplus had an aggregate of 5,764,641 TURIP Rights outstanding under its TURIP Plan, with approximately 606,365 of those scheduled to expire on December 31, 2010, the significant majority of which are unlikely to be exercised.

      If the Arrangement Resolution is approved, Unitholders will be asked to approve the adoption of the Newco Stock Option Plan for Newco on the Effective Date. If Unitholders approve both the Arrangement and the Newco Stock Option Plan, Enerplus does not intend to make any further grants under the TURIP Plan following completion of the Arrangement. For a summary of the Newco Stock Option Plan and a description of the proposed amendments to the TURIP Plan, see "Other Matters to be Considered at the Meeting — Approval of the Newco Stock Option Plan". A copy of the Newco Stock Option Plan is set out in Appendix "E" to this Information Circular.

      Pursuant to the terms of the RTU Plans, adjustments will be made to awards held by the officers and employees of Enerplus under the RTU Plans to reference the Newco Common Shares and dividends paid on those shares in lieu of the Fund's Trust Units and distributions paid on those units. All other material terms and conditions of such awards will generally be the same as existed prior to the Effective Time, as adjusted to reflect the Arrangement.

      Certain awards made under other incentive plans of Enerplus, including the Executive Performance Trust Unit Plan and the Employee Performance Incentive Plan (each of which are described under "Executive Compensation — Incentive Plan Awards" in the 2010 AGM Circular which is incorporated by reference into this Information Circular) are scheduled to vest in their normal course on December 31, 2010 and be paid out shortly thereafter, and appropriate adjustments will be made to ensure that, following the Effective Time of the Arrangement, any references to the Fund and its Trust Units will refer to Newco and its Common Shares. The Arrangement will not result in any accelerated vesting or payout under any of these plans.

      All executive employment agreements currently in place between Enerplus and its officers will be amended and restated in conjunction with the Arrangement such that references to the Fund and Enerplus will be replaced with references to Newco, and to make certain other changes to update the agreements that are of a housekeeping nature. The Arrangement will not result in any change of control, severance or termination payment to any officers of Enerplus.

Effect on the Fund's Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan

      Under the existing Fund DRIP, eligible Canadian-resident Trust Unitholders have the opportunity to accumulate additional Trust Units at a 5% discount to an average market price. The Fund DRIP provides an efficient way for the Fund to issue additional equity to existing eligible Trust Unitholders. The existing Fund DRIP will continue to be in effect and apply to the monthly distributions paid on the Trust Units on November 20, 2010, December 20, 2010 and January 20, 2011 to Unitholders of record on November 10, 2010, December 10, 2010 and December 31, 2010, respectively.

      Pursuant to the Arrangement, the Fund will assign the Fund DRIP and all associated agreements to Newco which will then amend and restate them so that eligible Canadian-resident holders of Common Shares may participate in the Newco DRIP with respect to any cash dividends declared and paid by Newco on the Common Shares, commencing with the first monthly dividend anticipated to be paid by Newco on February 20, 2011 to Shareholders of record on February 10, 2011. All existing registered participants in the Fund DRIP will be deemed to be participants in the amended and restated Newco DRIP without any further action on their part. Eligible Canadian-resident Newco Shareholders who are not current participants in the Fund DRIP and who want to participate in the Newco DRIP following completion of the Arrangement will be able to obtain copies of the Newco DRIP documents at www.enerplus.com under "Investor Information — Shareholder Information". Eligible beneficial holders of Newco Common Shares (i.e. Shareholders who will hold their Common Shares through a broker, financial institution or other nominee holder) should contact their broker, financial institution or other nominee through which their Newco Common Shares will be held with respect to enrolment in the Newco DRIP. Newco is considering making the Newco DRIP available to U.S.-resident Shareholders in 2011, and further details will be provided in the future. Enerplus and Newco have determined that the optional unit purchase component of the existing Fund DRIP (which allows investors to make monthly purchases of Trust Units without payment of brokerage fees) will not be continued by Newco following completion of the Arrangement as it was rarely used by investors, and no optional unit purchase payments will be accepted following the Fund's December 10, 2010 record date.

Effect on Bank Credit Facility, Senior Unsecured Notes and Other Material Contracts

      Enerplus has made all necessary amendments and received all required consents to ensure that completion of the Arrangement will not result in a default under the Bank Credit Facility or the Senior Unsecured Notes. Enerplus did not incur any material fees or expenses in making such amendments or obtaining such consents. Enerplus does not expect the Arrangement to adversely affect any other material contracts to which the Fund or any of its subsidiaries is a party.

Details of the Arrangement

Arrangement Steps

      Pursuant to the Arrangement, commencing at the Effective Time, each of the events set out in Section 3.1 of the Plan of Arrangement, which is attached as Exhibit "A" to the Arrangement Agreement contained in Appendix "A" of this Information Circular, shall be deemed to occur in such order without any further act or formality, except as otherwise provided in the Plan of Arrangement. A summary of the key steps is as follows:

  (a)
  the Fund's existing unitholder rights plan shall be terminated and all rights issued thereunder shall be deemed to be cancelled;

  (b)
  Trust Unitholders will exchange their Trust Units for Common Shares of Newco on the basis of one (1) Common Share for each Trust Unit;

  (c)
  EELP Unitholders will exchange their EELP Units for Common Shares of Newco on the basis of 0.425 of a Common Share for each EELP Unit;

  (d)
  all TURIP Rights will be adjusted to provide that such rights will entitle the holder thereof to acquire Common Shares in lieu of Trust Units, on the same terms as existed prior to completion of the Arrangement;

  (e)
  the Fund will be dissolved and all Trust Units will be cancelled; and

  (f)
  Newco will amalgamate with EnerMark and certain other subsidiaries of the Fund and continue as "Enerplus Corporation", and the directors and officers of EnerMark (the current administrator of the Fund) will be appointed as the initial directors and officers of Newco.

      Pursuant to the Plan of Arrangement, the Fund, EELP, EnerMark and Newco reserve the right to amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time (as defined in the Plan of Arrangement) provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Unitholders in the manner required by the Court (if so required).

      Other than as may be required under the Interim Order, any amendment, modification or supplement to the Plan of Arrangement may be proposed by the Fund, EELP, EnerMark or Newco at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting shall become part of the Plan of Arrangement for all purposes. The Fund, EELP, EnerMark and Newco may amend, modify and/or supplement the Plan of Arrangement after the Meeting and prior to the Effective Time if each of them consents to such amendments, modification or supplement and with the approval of the Court. Any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Time by Newco provided that it is not adverse to the financial or economic interests of any former Unitholder.

      No dissent rights will be granted in connection with the Arrangement. See "The Arrangement — Right to Dissent".

Post-Arrangement Structure

      Following the Effective Date, Unitholders will be the Shareholders of Newco. As part of the move to a corporate structure, Enerplus intends to simplify its underlying structure concurrent with the completion of the Arrangement. The following diagram illustrates the anticipated organizational structure of Newco immediately following the completion of the Arrangement and certain additional internal reorganizational steps that are anticipated to occur both prior to and immediately following completion of the Arrangement. For simplification purposes, this diagram omits wholly-owned holding or operating companies that are not material.

Note:

(1)
All of the partnership interests in Enerplus Partnership will be owned by Newco and a wholly-owned subsidiary of Newco that is otherwise not material.

      Assuming that the same number of Trust Units and EELP Units are outstanding on the Effective Date as were outstanding on October 15, 2010 (i.e. assuming no subsequent equity offerings and assuming that no TURIP Rights are exercised in exchange for Trust Units and prior to giving effect to the issuance of any Trust Units pursuant to the Fund DRIP following such date), upon the completion of the Arrangement, an aggregate of approximately 178,157,685 Common Shares will be issued and outstanding.

      See "The Arrangement — Effect of the Arrangement", "Other Matters to be Considered at the Meeting" and "Appendix "D" — Information Concerning Newco".

Arrangement Agreement

      The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of the Fund, EELP, EnerMark and Newco and various conditions precedent to the completion of the Arrangement.

      The Arrangement Agreement is attached as Appendix "A" to this Information Circular and reference is made thereto for the full text thereof.

      The respective obligations of the Enerplus Entities to complete the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of a number of mutual conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions. See Section 4.1 of the Arrangement Agreement, which is attached as Appendix "A" to this Information Circular, for the full text of the specific conditions.

      In the event the conditions are fulfilled or waived, on January 1, 2011 or such other date as the Board believes to be in the best interests of the Fund, EELP and the Unitholders, the Enerplus Entities intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Procedure for the Arrangement Becoming Effective

      The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

•
the Arrangement must be approved by the Unitholders voting at the Meeting in accordance with the Interim Order;

•
the Arrangement must be approved by the Court pursuant to the Final Order;

•
all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

•
the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Approvals

Unitholder Approvals

      Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the aggregate votes cast at the Meeting by Unitholders voting together as a single class, either in person or by proxy.

      Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Unitholders authorizes the Board of Directors of EnerMark, without further notice to or approval of such Unitholders, to amend, modify, supplement or terminate the Arrangement Agreement or the Plan of Arrangement subject to the terms of the Arrangement Agreement and the Plan of Arrangement, or to not proceed with the Arrangement, notwithstanding that the Arrangement Resolution has been passed (and the Arrangement adopted) by the Unitholders or that the Arrangement has received the approval of the Court. This authority exists so that the Board of Directors of EnerMark may take such actions as are necessary to act in the best interests of the Fund, EELP and the Unitholders. The full text of the Arrangement Resolution is attached as Appendix "C" to this Information Circular.

Court Approvals

      On October 22, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix "B" to this Information Circular.

      The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Unitholders at the Meeting in the manner required by the Interim Order, Enerplus will make application to the Court for the Final Order.

      The application for the Final Order approving the Arrangement is scheduled for December 10, 2010 at 9:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta. At the hearing, any Unitholder, and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon the Fund a notice of intention to appear, together with any evidence or materials which such party intends to present to the Court, on or before the end of business (Calgary time) on December 3, 2010. Service of such notice shall be effected by service upon the solicitors for the Fund: Blake, Cassels & Graydon LLP, 3500 Bankers Hall East Tower, 855 - 2nd Street S.W., Calgary, AB, T2P 4J8, Attention: Chad Schneider.

      The securities to be issued to Unitholders pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities to be issued to Unitholders pursuant to the Arrangement will not require registration under the 1933 Act.

      Enerplus has been advised by its counsel, Blake, Cassels & Graydon LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Enerplus may determine not to proceed with the Arrangement.

Stock Exchange Listings

      It is a condition to completion of the Arrangement that each of the TSX and the NYSE shall have conditionally approved the listing of the Common Shares issuable by Newco pursuant to the Arrangement, subject only to the filing of required documents. The TSX has granted conditional approval for the listing of the Common Shares issuable pursuant to the Arrangement and upon the exercise of the TURIP Rights and Options under the Newco Stock Option Plan after the Effective Time, under the symbol "ERF". Listing will be subject to Newco fulfilling all of the requirements of the TSX and the NYSE, as applicable, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. Upon completion of the Arrangement, application will be made to delist the Trust Units from the TSX and the NYSE.

Other Regulatory and Third Party Approvals

      In addition to the approvals described above, it is a condition precedent to the implementation of the Arrangement that all other requisite regulatory and third party approvals be obtained, all of which have been obtained as of the date hereof.

Timing of Completion of the Arrangement

      If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Enerplus will apply for the Final Order approving the Arrangement on December 10, 2010. If the Final Order is obtained on December 10, 2010 in form and substance satisfactory to the Enerplus Entities, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Enerplus expects the Effective Date will be on or about January 1, 2011. It is not possible, however, to state with certainty when the Effective Date will occur as the Effective Date could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on December 10, 2010.

      The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar, and the Certificate must be issued by the Registrar.

Procedure for Exchange of Securities

      Letters of Transmittal have been distributed to all registered Unitholders (i.e. Unitholders who have physical unit certificates issued in their name) together with this Information Circular. These Letters of Transmittal include particular information on how Unitholders may obtain a document evidencing the electronic registration of ownership of the Common Shares in the records of Newco (a "Direct Registration Advice") following the Effective Date. Beneficial holders of Trust Units or EELP Units who hold such units through a broker, financial institution or other nominee should contact their nominee holder regarding the exchange of such units for Newco Common Shares.

      Following completion of the Arrangement, Newco intends to utilize a Direct Registration System, which allows registered Common Shares to be held in "book-entry" form without having a physical share certificate issued as evidence of ownership. Under the Direct Registration System, Common Shares will be held in the name of the registered shareholders of Newco electronically in Newco's records, which will be maintained by its transfer agent, Computershare Trust Company of Canada. Registered Unitholders will, upon exchange of their unit certificates together with a duly completed Letter of Transmittal, be issued a Direct Registration Advice by the Depositary as evidence of registered ownership of the Newco Common Shares. A registered Shareholder who wishes to subsequently obtain a physical share certificate may do so by contacting Computershare Trust Company of Canada following the Effective Time and completing the proper procedures. Any beneficial holder who wishes to obtain a physical share certificate in respect of their Common Shares following completion of the Arrangement should first contact their broker, custodian, nominee or other intermediary with whom they deal in respect of such Common Shares.

      In order to receive a Direct Registration Advice representing the Common Shares after the Effective Date pursuant to, and in accordance with, the instructions set forth in the Letter of Transmittal, Unitholders must submit their unit certificate(s) to the Depositary. Unitholders whose Trust Units or EELP Units, as applicable, are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their units.

      Unitholders are advised that use of the mail to transmit certificates representing their Trust Units or EELP Units and the Letter of Transmittal is at each holder's risk. Enerplus strongly recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used and that proper insurance be obtained. See the applicable Letter of Transmittal for instructions.

      All signatures on the Letter of Transmittal and on certificates representing Trust Units or EELP Units must be guaranteed by an Eligible Institution, unless otherwise provided.

      A registered Unitholder who has lost or misplaced his or her Trust Unit or EELP Unit certificate(s) should complete the Letter of Transmittal as fully as possible and forward it, together with an affidavit explaining the loss, to the Depositary. The Depositary will assist in making arrangements for the necessary documentation (which may include a bonding requirement) for a Direct Registration Advice to be issued in accordance with the Arrangement.

      Newco will cause the Depositary to send, by first class mail, a Direct Registration Advice representing the Common Shares that a Unitholder is entitled to receive under the Arrangement, to such Unitholder's address as shown on the Fund's register of Unitholders, only if such Unitholder has delivered and surrendered to the Depositary a Letter of Transmittal duly completed and executed and such other documents as the Depositary may require, including all certificates representing such Unitholder's Trust Units or EELP Units. If the Unitholder indicates that he or she wishes to pick up the Direct Registration Advice deliverable under the Arrangement, then such Direct Registration Advice will be available at the offices of the Depositary indicated in the Letter of Transmittal.

      Upon the Arrangement becoming effective, each Unitholder will be removed from the Fund's and EELP's registers of Unitholders and, until validly surrendered, the certificate(s) representing Trust Units or EELP Units held by any such former Unitholder will represent only the right to receive, upon such surrender, the Common Shares to be issued under the Arrangement.

Right to Dissent

      No dissent rights will be granted in connection with the Arrangement as such rights are not required by the Trust Indenture or the Interim Order. In obtaining the Interim Order, the following representations were made to the Court regarding the basis for the Arrangement not providing for dissent rights:

•
dissent rights are not required to be granted to shareholders in the context of an arrangement pursuant to Section 193 of the ABCA;

•
the underlying beneficial entitlements of the Unitholders are not affected by the Arrangement;

•
there is a liquid public market in which Unitholders can trade the Trust Units if they are dissatisfied with the terms of the Arrangement (and EELP Unitholders can exchange their EELP Units for Trust Units and similarly trade them);

•
before the Arrangement can be implemented, the Court must first determine and declare that the Arrangement and the procedure relating thereto are fair to the persons affected, both from a substantive and a procedural point of view; and

•
before the Arrangement can be implemented, all Unitholders and all other interested persons shall have the right to be heard.

Interests of Certain Persons or Companies in the Arrangement and Related Matters

      As of October 15, 2010, the directors and executive officers of Enerplus and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 2,469,176 Trust Units (including Trust Units issuable upon the exchange of EELP Units), representing approximately 1.4% of the aggregate outstanding Trust Units and Trust Units issuable upon the exchange of EELP Units at that date. Immediately after giving effect to the Arrangement, it is anticipated that the directors and executive officers of Newco and their associates and affiliates, as a group, would beneficially own, directly or indirectly, or exercise control or direction over, the identical number and percentage of the outstanding Common Shares as the number and percentage of outstanding Trust Units beneficially owned immediately prior to giving effect to the Arrangement. Additionally, as of October 15, 2010, the executive officers of Enerplus and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 2,308,368 TURIP Rights and 306,579 notional restricted trust units issued by Enerplus pursuant to the RTU Plans.

      The Arrangement will not result in any "collateral benefits" (as defined under applicable Canadian securities laws) for, or change of control, termination or other payments or any accelerated vesting or payout of any incentive awards to, any directors, executive officers or employees of Enerplus. As described above under "The Arrangement — Effect on Holders of TURIP Rights and Other Incentive Awards", as a result of the Arrangement, the TURIP Plan, the RTU Plans and Enerplus' executive employment agreements, together with any other incentive plans as deemed necessary, will be amended and restated to replace references to the Fund and Enerplus with references to Newco and to reflect the conversion of the Fund to a corporation, including to replace references to the Trust Units with references to the Common Shares. The executive officers and employees of Newco will receive grants of Options under the Newco Stock Option Plan, as well as grants or other awards under other incentive plans that may be adopted by Newco, following completion of the Arrangement.

Securities Law Matters

      Unitholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Trust Units, EELP Units and Common Shares.

Canada

      All securities to be issued or transferred under the Arrangement, including, without limitation, the Common Shares, will be issued or transferred in reliance on exemptions from the prospectus requirements of applicable Canadian securities laws, and the issuance of such Common Shares is not subject to the dealer registration requirements of such laws. Following completion of the Arrangement, the Common Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws of the provinces and territories of Canada.

      Pursuant to applicable Canadian securities laws, the Fund is required to include in this Information Circular all of the disclosure prescribed by Section 14.2 of Form 51-102F5 — Information Circular of NI 51-102. However, the Fund has been granted an exemption by the applicable Canadian securities regulatory authorities from the requirement to include historical financial statements of certain of the operating subsidiaries of the Fund and related management's discussions and analysis in this Information Circular. The exemptive relief was granted on the basis that including historical financial statements and related management's discussions and analysis of the primary operating subsidiaries of the Fund would not assist Unitholders with their assessment of the Arrangement because the Fund's financial statements are presented on a consolidated basis that includes the financial results of such subsidiaries and, following the completion of the Arrangement, Newco will continue to carry on the business previously carried on by the Fund, on a consolidated basis. Certain historical financial statements and related management's discussions and analysis of the Fund are incorporated by reference into this Information Circular. See "Introduction — Documents Incorporated by Reference".

      Additionally, the Fund and EELP were granted an exemption by the applicable Canadian securities regulatory authorities from the provision of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, that would have technically subjected the acquisition of EELP by Newco pursuant to the Arrangement to certain related party rules contained in Multilateral Instrument 61-101 that would not otherwise apply to this Arrangement as it affects the Fund and the holders of Trust Units.

United States

Status under U.S. securities laws

      The Fund is, and upon completion of the Arrangement Newco will be, a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act. Upon completion of the Arrangement, the Common Shares will be listed for trading on the TSX and the NYSE upon Newco meeting certain requirements for listing of the TSX and NYSE, respectively, which requirements are expected to be met prior to or as soon as practicable after the Effective Date.

Issuance and resale of securities under U.S. securities laws

      The following discussion is a general overview of certain requirements of U.S. federal securities laws that may be applicable to holders of Trust Units in the United States ("U.S. Securityholders"). All U.S. Securityholders are urged to consult with their own legal counsel to ensure that any subsequent resale of Common Shares issued to them under the Arrangement complies with applicable securities legislation.

      The following discussion does not address the Canadian securities laws that will apply to the issue or the resale of the Common Shares by U.S. Securityholders within Canada. U.S. Securityholders reselling their Common Shares in Canada must comply with Canadian securities laws, as outlined above under "Securities Law Matters — Canada."

Exemption from the registration requirements of the 1933 Act

      The Common Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state of the United States and will be issued in reliance upon the exemption from registration set forth in Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States in which U.S. Securityholders reside. Section 3(a)(10) of the 1933 Act exempts from registration the distribution of a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the 1933 Act with respect to the Common Shares issued in connection with the Arrangement.

Resale of securities within the United States after the completion of the Arrangement

      Persons that are not affiliates of Newco after the Arrangement may resell the Common Shares that they receive in connection with the Arrangement in the United States without restriction under the 1933 Act. Common Shares received by a holder who will be an "affiliate" of Newco after the Arrangement will be subject to certain restrictions on resale imposed by the 1933 Act. As defined in Rule 144 under the 1933 Act, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

      Persons that are affiliates of Newco after the Arrangement may not sell their Common Shares that they receive in connection with the Arrangement in the absence of registration under the 1933 Act unless an exemption from registration is available, such as the exemptions contained in Rule 144 or Rule 904 of Regulation S under the 1933 Act.

•
Affiliates — Rule 144:  In general, under Rule 144, persons that are affiliates of Newco after the Arrangement will be entitled to sell in the United States the Common Shares that they receive in connection with the Arrangement, provided that the number of such securities sold during any three-month period does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale, aggregation rules and the availability of current public information about Newco. Persons that are affiliates of Newco after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Newco.

•
Affiliates — Regulation S:  In general, under Regulation S, persons that are deemed affiliates of Newco solely by virtue of their status as an officer or director of Newco may sell their Common Shares outside the United States in an "offshore transaction" if neither the seller, an affiliate nor any person acting on its behalf engages in "directed selling efforts" in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered." Also, under Regulation S, an "offshore transaction" includes an offer that is not made to a person in the United States where either (a) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside the United States; or (b) the transaction is executed in, on or through the facilities of a designated offshore securities market (which would include a sale through the TSX, if applicable). Certain additional restrictions set forth in Rule 903 of Regulation S are applicable to sales outside the United States by a holder of Common Shares who is an affiliate of Newco after the Arrangement other than by virtue of his or her status as an officer or director of Newco.

Judicial Developments

      The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Enerplus, EELP, EnerMark and Newco for approval of the Arrangement. See "The Arrangement — Procedure for the Arrangement Becoming Effective — Approvals — Court Approvals" above. Although there have been a number of judicial decisions considering this section and its application to various arrangements, there have not been, to the knowledge of Enerplus, any recent significant decisions which would apply in this instance. Unitholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Experts

      Certain Canadian legal matters relating to the Arrangement are to be passed upon by Blake, Cassels & Graydon LLP on behalf of Enerplus. As at October 25, 2010, the partners and associates of Blake, Cassels & Graydon LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Trust Units and less than 1% of the outstanding EELP Units. Certain United States legal matters relating to the Arrangement have been passed upon by Bracewell & Giuliani LLP on behalf of Enerplus. As at October 25, 2010, the partners and associates of Bracewell & Giuliani LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Trust Units and no EELP Units.

Potential Acquisitions, Dispositions and Financings

      Enerplus continues to evaluate potential acquisitions and dispositions of assets, properties and entities as part of its business plan, including acquisitions and dispositions which individually or together could be material. As of the date hereof, other than the Arrangement or as otherwise publicly disclosed, Enerplus has not reached agreement on the price or terms of any material potential acquisition or disposition. Enerplus cannot predict whether any current or future opportunities will result in one or more acquisitions and dispositions for Enerplus. Prior to the Effective Time, Enerplus may complete financings of equity or debt for purposes that may include financing of acquisitions, Enerplus' operations and capital expenditures and repayment of indebtedness.

Significant Acquisitions

      There are no acquisitions that the Fund has completed within 75 days prior to the date of this Information Circular that are a significant acquisition for the purposes of Part 8 of NI 51-102. In addition, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of this Information Circular.

RISK FACTORS

      Risk factors related to the business of Enerplus will generally continue to apply to Newco after the Effective Date and will not be affected by the Arrangement. If the Arrangement is completed, the business and operations of, and an investment in, Newco will be subject to the various risk factors set forth under the headings "Risk Factors" in Appendix "D" to this Information Circular and under "Risk Factors" in the AIF and "Risk Factors and Risk Management" in the 2009 MD&A, each of which is incorporated by reference in this Information Circular. Unitholders should carefully consider these risk factors, the risk factors set out below, the information under "Introduction — Note Regarding Forward-Looking Statements and Information" and all other information contained herein and in the other materials incorporated by reference herein.

      Set forth below are certain risks that particularly relate to the completion of the Arrangement.

Conditions Precedent to the Arrangement and Required Regulatory and Third Party Approvals

      The completion of the Arrangement in the form contemplated by the Plan of Arrangement is subject to a number of conditions precedent, some of which are outside the control of Enerplus, including, without limitation, receipt of Unitholder approval and regulatory approvals (including approval of the TSX and NYSE for the listing of the Common Shares and approval from the Court). There can be no certainty, nor can Enerplus provide any assurance, that these conditions will be satisfied or, if satisfied, when and on what terms they will be satisfied.

      Failure to obtain the Final Order on terms acceptable to the Board of Directors may result in the decision being made not to proceed with the Arrangement. If any of the required regulatory and third party approvals cannot be obtained on terms satisfactory to the Board of Directors or at all, the Plan of Arrangement may have to be amended in order to mitigate against the negative consequences of the failure to obtain any such approval, and accordingly, the benefits available to Unitholders resulting from the Arrangement may be reduced. Alternatively, if the Plan cannot be amended so as to mitigate against the negative consequences of the failure to obtain a required regulatory or third party approval, the Arrangement may not proceed at all. If the Arrangement is not completed, the market price of the Trust Units may be adversely affected.

 CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Blake, Cassels & Graydon LLP, counsel for the Fund, the following is a fair and adequate summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable to a Unitholder in respect of the Arrangement who holds Trust Units and/or EELP Units as capital property, deals at arm's length with and is not affiliated with the Fund and Newco, does not use or hold its Trust Units and/or EELP Units in the course of carrying on a business in which the Unitholder buys or sells securities, and did not acquire the Trust Units and/or EELP Units in one or more transactions considered to be an adventure or concern in the nature of trade. A Unitholder who is a Canadian resident and might not otherwise be considered to hold its Trust Units as capital property may, in certain circumstances, be entitled to have them, and any other "Canadian security" (as defined in the Tax Act), treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This election is not available in respect of EELP Units. A Unitholder contemplating making such an election should first consult its own tax advisor.

      This summary is not applicable to a Unitholder: (i) that is a "financial institution" or a "specified financial institution", each as defined in the Tax Act; (ii) an interest in which would be a "tax shelter investment" as defined in the Tax Act; (iii) whose functional currency for the purposes of the Tax Act is the currency of a country other than Canada; or (iv) that is exempt from paying tax under Part I of the Tax Act.

      This summary is based upon the facts set out in this Information Circular, the provisions of the Tax Act and regulations promulgated thereunder (the "Regulations"), the current published administrative policies of the Canada Revenue Agency (the "CRA") in force as of the date hereof and specific proposals (the "Tax Proposals") to amend the Tax Act and the Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax consequences and except for the Tax Proposals does not take into account or anticipate any changes in law, whether by legislative, regulatory, or judicial action or decision and does not take into account any provincial, territorial, or foreign tax consequences which may differ significantly from those discussed herein.

      Enerplus has confirmed that the Fund currently satisfies certain criteria which allow it to qualify as a "mutual fund trust" for the purposes of the Tax Act and this summary assumes that the Fund will continue to so qualify at the time that the Trust Units are exchanged pursuant to the Arrangement. This summary assumes that, subject to the relief during the transition period, the Fund would be a "SIFT Trust" (as defined in the Tax Act) and that Newco and the Unitholder will not file a joint election under Section 85 of the Tax Act with respect to the disposition of the Unitholder's Trust Units for Common Shares under the Arrangement.

      For greater certainty, references to "Newco" and "Common Shares" in this summary include, where applicable and the context requires, Newco as it exists following the Amalgamation (as defined under the heading "Glossary") that forms part of the Arrangement, and the common shares of Newco as they exist following the Amalgamation that forms part of the Arrangement, respectively.

      This summary is of a general nature only and should not be construed to be, nor is it intended to be, legal or tax advice or representations to any particular Unitholder. Accordingly, a Unitholder should consult with its own tax advisor for advice with respect to the tax consequences to it in its particular circumstances.

Unitholders Resident in Canada

      This portion of the summary is generally applicable to a Unitholder that is, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty or convention, resident or deemed to be resident in Canada.

Trust Unitholders

      Pursuant to the Arrangement, Trust Unitholders will exchange each Trust Unit for one Common Share. A Trust Unitholder who exchanges Trust Units for Common Shares will be deemed to have disposed of each such Trust Unit for proceeds of disposition equal to the "cost amount" (as defined in the Tax Act) of such Trust Unit to the Trust Unitholder immediately before the exchange, and therefore the exchange of Trust Units will generally not result in a capital gain or loss to the Trust Unitholder. The aggregate of the initial cost of the Common Shares received by a Trust Unitholder on the exchange will be equal to the aggregate adjusted cost base to such Trust Unitholder of the Trust Units immediately before the exchange. The adjusted cost base of a Common Share acquired by a Trust Unitholder in exchange for a Trust Unit pursuant to the Arrangement will be determined in accordance with certain rules in the Tax Act by averaging the cost to the Trust Unitholder of such Common Share with the adjusted cost base of all other Common Shares held by the Trust Unitholder as capital property at that time, including any Common Shares received in exchange for EELP Units as described below under "EELP Unitholders".

      Additionally, on the Amalgamation that forms part of the Arrangement but which is a separate transaction within the Arrangement and occurs following the exchange of Trust Units for Common Shares, a Trust Unitholder will be deemed to have disposed of their Common Shares for proceeds of disposition equal to the adjusted cost base thereof and to have acquired the Common Shares of the amalgamated Newco for the same amount. Therefore, generally, a Trust Unitholder will neither realize a capital gain nor a capital loss in respect of the exchange of a Trust Unit for a Common Share or by reason of the Amalgamation that occurs as part of the Arrangement.

EELP Unitholders

Exchange of EELP Units Where No Joint Tax Election Is Made

      Pursuant to the Arrangement, EELP Unitholders will exchange each EELP Unit for 0.425 of a Common Share. This exchange will result in the EELP Unitholder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the EELP Units, being the fair market value of the Common Shares received, exceed (or are less than) the aggregate of such EELP Unitholder's adjusted cost base in such EELP Units and any reasonable costs of disposition.

      Generally, one-half of any such capital gain (a "taxable capital gain") must be included in computing the income of the EELP Unitholder in the year of disposition, and one-half of any such capital loss (an "allowable capital loss") will generally reduce taxable capital gains realized by the EELP Unitholder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be deducted by the EELP Unitholder against net taxable capital gains realized in any of the three preceding years or in any subsequent year, subject to certain specific rules in the Tax Act.

      An EELP Unitholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay a refundable tax of 6 2/3% on certain investment income, including taxable capital gains. 80% of any capital gain (as opposed to one-half) will be included in computing the adjusted taxable income of individual EELP Unitholders for purposes of determining liability, if any, for minimum tax.

      An EELP Unitholder will be deemed to have acquired the Common Shares received in exchange for EELP Units at a cost equal to the fair market value of such Common Shares. The adjusted cost base of a Common Share acquired by an EELP Unitholder in exchange for an EELP Unit pursuant to the Arrangement will be determined in accordance with certain rules in the Tax Act by averaging the cost to the EELP Unitholder of such Common Share with the adjusted cost base of all other Common Shares held by the EELP Unitholder as capital property at that time, including any Common Shares received in exchange for Trust Units as described above under "Trust Unitholders".

Exchange of EELP Units Where a Joint Tax Election is Made

      An EELP Unitholder who exchanges EELP Units for Common Shares pursuant to the Arrangement may obtain a full or partial tax deferral for Canadian income tax purposes in respect of the exchange by making a joint election (a "Joint Tax Election") with Newco pursuant to subsection 85(1) of the Tax Act (or, in the case of a holder that is a partnership, pursuant to subsection 85(2)of the Tax Act) and the corresponding provision of any applicable provincial or territorial tax laws in respect of such EELP Units and specifying therein an elected transfer price within the limits prescribed by the Tax Act, as described below (such elected transfer price is referred to herein as the "Elected Amount").

      A registered EELP Unitholder (i.e. an EELP Unitholder who has a physical EELP Unit certificate registered in his or her name) who wishes to make a Joint Tax Election must indicate that intention by checking the appropriate box in the section of the Letter of Transmittal provided to registered EELP Unitholders (enclosed with this Information Circular) labeled "Joint Tax Election". A beneficial holder of EELP Units whose EELP Units are held through and registered in the name of a broker, investment dealer, financial institution or other nominee and who wishes to make a Joint Tax Election must have the registered holder of such EELP Units make the Joint Tax Election on their behalf in the Letter of Transmittal provided to such registered holder. In order for a valid Joint Tax Election to be made, a duly completed and signed Letter of Transmittal, with the appropriate box checked, must be returned by the registered holder of the applicable EELP Units to the Depositary by February 28, 2011. Specific information relating to the process and timing required to make the Joint Tax Election has been provided to each EELP Unitholder in a letter from Enerplus that accompanies this Information Circular, as well as in the Letter of Transmittal provided to registered EELP Unitholders and in the Plan of Arrangement. EELP Unitholders are advised to read this letter carefully and consult their tax advisors with respect to the decision and the process to make a Joint Tax Election.

      Where an EELP Unitholder and Newco make a Joint Tax Election, the EELP Unitholder will be deemed to have disposed of their EELP Units for proceeds of disposition equal to the Elected Amount. If such deemed proceeds of disposition are equal to the adjusted cost base to the EELP Unitholder of their EELP Units immediately before the exchange, net of any reasonable costs incurred by the EELP Unitholder in connection with the exchange, the EELP Unitholder will not realize any capital gain or capital loss on the exchange.

      In general, the Elected Amount must comply with the following rules:

  (a)
  the Elected Amount cannot be less than the lesser of:

  (i)
  the adjusted cost base to the EELP Unitholder of their EELP Units, determined immediately before the time of the Arrangement; and

  (ii)
  the fair market value of the EELP Units at the time of the Arrangement; and

  (b)
  the Elected Amount cannot exceed the fair market value of the EELP Units at the time of the Arrangement.

      Where an EELP Unitholder and Newco make a Joint Tax Election, the tax treatment to the EELP Unitholder generally will be as follows:

  (a)
  the EELP Unitholder will be deemed to have disposed of their EELP Units for proceeds of disposition equal to the Elected Amount;

  (b)
  if such deemed proceeds of disposition are equal to the adjusted cost base of the EELP Units to the EELP Unitholder immediately before the exchange, net of any reasonable costs incurred by the EELP Unitholder in connection with the exchange, the EELP Unitholder will not realize any capital gain or capital loss on the exchange;

  (c)
  subject to the detailed rules in the Tax Act, if such deemed proceeds of disposition exceed (or are less than) the adjusted cost base to the EELP Unitholder of the EELP Units immediately before the exchange, net of any reasonable costs incurred by the EELP Unitholder in connection with the exchange, the EELP Unitholder generally will realize a capital gain (or capital loss) equal to the amount of such excess (or shortfall); and

  (d)
  the cost to the EELP Unitholder of the Common Shares received in exchange for EELP Units will be equal to the Elected Amount.

      There are detailed rules in the Tax Act prescribing limits for the Elected Amount. EELP Unitholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the Joint Tax Election. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. EELP Unitholders wishing to make a Joint Tax Election should consult their own tax advisors in respect of whether to do so, the selection of the appropriate Elected Amount and the application of any provincial tax legislation.

      An EELP Unitholder who does not make a valid Joint Tax Election will be considered to have disposed of each EELP Unit for proceeds of disposition equal to the fair market value of the Common Share received in exchange for the EELP Unit, with the consequences described above under "EELP Unitholders — Exchange of EELP Units Where No Joint Tax Election Is Made".

Amalgamation Forming Part of the Arrangement

      On the Amalgamation that forms part of the Arrangement but which is a separate transaction within the Arrangement and occurs following the exchange of EELP Units for Common Shares, an EELP Unitholder will be deemed to have disposed of their Common Shares for proceeds of disposition equal to the adjusted cost base thereof and to have acquired the Common Shares of the amalgamated Newco for the same amount. Therefore, regardless of whether an EELP Unitholder makes a Joint Tax Election, such EELP Unitholder will not realize a separate capital gain (or a capital loss) as a result of the Amalgamation that forms part of the Arrangement.

Dividends on Common Shares

      A holder of Common Shares (a "Common Shareholder") will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on such Common Shareholder's Common Shares. In the case of a Common Shareholder that is an individual (other than certain trusts), such taxable dividends will be subject to the gross up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as "eligible dividends" will be subject to an enhanced gross up and dividend tax credit regime in accordance with the rules in the Tax Act. In the case of a Common Shareholder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year.

      The Tax Act also imposes a 33 1/3% refundable tax on dividends received by a corporation that is a "private corporation" or "subject corporation" for purposes of Part IV of the Tax Act to the extent that such dividends are deductible in computing the corporation's taxable income. This tax will generally be refunded to the corporation at a rate of $1.00 for every $3.00 of taxable dividends paid while it is a private corporation. Taxable dividends received by a Common Shareholder who is an individual (other than certain trusts) may result in such Common Shareholder being liable for minimum tax under the Tax Act. Common Shareholders who are individuals should consult their own tax advisors in this regard.

Taxable Capital Gains and Losses on Common Shares

      A Common Shareholder who disposes or is deemed to have disposed of a Common Share (except to Newco) will generally realize a capital gain (or a capital loss) in the taxation year of disposition equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Common Shareholder's adjusted cost base of such Common Share and reasonable costs of the disposition. See "Trust Unitholders" and "EELP Unitholders" above.

      Generally, one-half of any such capital gain (a "taxable capital gain") must be included in computing the income of the Common Shareholder in the year of disposition, and one-half of any such capital loss (an "allowable capital loss") will generally reduce taxable capital gains realized by the Common Shareholder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be deducted by the Common Shareholder against net taxable capital gains realized in any of the three preceding years or in any subsequent year, subject to certain specific rules in the Tax Act.

      A Common Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay a refundable tax of 6 2/3% on certain investment income, including taxable capital gains. 80% of any capital gain (as opposed to one half) will be included in computing the adjusted taxable income of individual Common Shareholders for purposes of determining liability, if any, for minimum tax.

      In the case of a Common Shareholder that is a corporation, the amount of any capital loss from the disposition of a Common Share may be reduced by the amount of any dividends received or deemed to be received on the Common Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust.

Eligibility for Investment

      Provided the Common Shares are listed on a designated stock exchange (which includes the TSX) or Newco otherwise qualifies as a public corporation for the purposes of the Tax Act, and subject to the provisions of any particular registered plan or account, the Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, registered education savings plans, deferred profit sharing plans and tax-free savings accounts. However, the holder of a tax-free savings account that governs a trust which holds Common Shares will be subject to a penalty tax if the holder does not deal at arm's length with Newco for the purposes of the Tax Act or if the holder has a significant interest (within the meaning of the Tax Act) in Newco or a corporation, partnership or trust with which Newco does not deal at arm's length for the purposes of the Tax Act.

Non-Resident Trust Unitholders

      This portion of the summary applies to a Trust Unitholder who is not a resident of Canada for the purposes of the Tax Act (a "Non-Resident"), does not use or hold, and is not deemed to use or hold, Trust Units or Common Shares received upon the Arrangement in carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere.

      Trust Unitholders who are resident, or are otherwise subject to tax, in jurisdictions other than Canada should consult their tax advisors with respect to tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Trust Unitholders

      A Non-Resident who exchanges a Trust Unit for a Common Share pursuant to the Arrangement (including, for greater certainty, a Common Share of Newco following the Amalgamation) will generally be subject to the same Canadian federal income tax consequences as a resident Canadian Trust Unitholder as described above under "Unitholders Resident in Canada — Trust Unitholders". Where the Trust Units held by a Non-Resident were taxable

Canadian property to the Non-Resident, the Common Shares received upon the Arrangement will be deemed to be, at any time that is within 60 months after the exchange, taxable Canadian property to the Non-Resident.

      Generally, Trust Units will not be considered to be taxable Canadian property to a Non-Resident unless:

  (a)
  at any time during the 60 month period immediately preceding the disposition of the Trust Units (i) the Non-Resident, or persons with whom the Non-Resident did not deal at arm's length or the Non-Resident together with such persons, held 25% or more of the issued Trust Units, and (ii) more than 50% of the fair market value of the Trust Units was derived directly or indirectly from one or any combination of:

  (A)
  real or immovable properties situated in Canada;

  (B)
  "Canadian resource properties" (as defined in the Tax Act);

  (C)
  "timber resource properties" (as defined in the Tax Act); and

  (D)
  options in respect of, or interests or rights in, property described in any of the foregoing, whether or not the property exists; or

  (b)
  the Fund is not a mutual fund trust for the purposes of the Tax Act on the date of the disposition and at any time during the 60 month period immediately preceding the disposition of the Trust Units more than 50% of the fair market value of the Trust Units was derived directly or indirectly from one or any combination of properties described in paragraphs (a)(ii)(A) to (D) above.

Dividends on Common Shares

      Dividends on Common Shares paid or credited or deemed under the Tax Act to be paid or credited to a Non-Resident Common Shareholder will generally be subject to Canadian withholding tax of 25% unless such rate is reduced by an applicable tax treaty or convention. For a Common Shareholder that is a resident of the United States for the purposes of the Canada-U.S. Tax Convention, and entitled to the benefits of such convention, this rate is generally reduced to 15%.

Taxable Capital Gains and Losses on Common Shares

      A Non-Resident Common Shareholder will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition or deemed disposition of Common Shares unless such shares constitute taxable Canadian property of the Non-Resident and the Non-Resident is not otherwise entitled to an exemption under a tax convention.

      Generally, Common Shares will not constitute taxable Canadian property of a Non-Resident provided that: (i) the Common Shares are listed on a designated stock exchange (which currently includes the TSX) for the purposes of the Tax Act at the time of disposition; (ii) at no time during the 60 month period immediately preceding the disposition of the Common Shares were 25% or more of the issued shares of any class or series of the capital stock of Newco owned by the Non-Resident, by persons with whom the Non-Resident did not deal at arm's length, or by the Non-Resident together with such persons; and (iii) the Common Shares are not otherwise deemed under the Tax Act to be taxable Canadian property. If the Trust Unit held by the Non-Resident was taxable Canadian property of the Non-Resident, the Common Share received under the Arrangement in respect of such Trust Unit will be deemed to be, at any time that is within 60 months after the exchange, taxable Canadian property of the Non-Resident.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a limited discussion of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the Arrangement and the acquisition, ownership and disposition of Common Shares received pursuant to the Arrangement.

      This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the acquisition, ownership and disposition of Common Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Moreover, this summary is not binding on the Internal Revenue Service (the "IRS") or the U.S. courts, and no assurance can be provided that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. Neither the Fund nor Newco has requested, and neither the Fund nor Newco intends to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of the Arrangement.

      Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the acquisition, ownership and disposition of Common Shares received pursuant to the Arrangement.

      TO ENSURE COMPLIANCE WITH U.S. TREASURY CIRCULAR 230, U.S. HOLDERS ARE HEREBY NOTIFIED THAT: THE DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS FOR GENERAL INFORMATION ONLY AND MAY NOT ADDRESS ALL TAX CONSIDERATIONS THAT MAY BE SIGNIFICANT TO A U.S. HOLDER. THE DISCUSSION WAS WRITTEN ON THE UNDERSTANDING THAT IT MAY BE USED IN PROMOTING, MARKETING AND RECOMMENDING (WITHIN THE MEANING OF CIRCULAR 230) THE TRANSACTIONS DISCUSSED HEREIN. THE DISCUSSION WAS NOT WRITTEN, AND IS NOT INTENDED, TO BE USED BY ANY PERSON, AND CANNOT BE USED BY ANY PERSON, FOR PURPOSES OF AVOIDING PENALTIES UNDER THE U.S. INTERNAL REVENUE CODE. EACH U.S. HOLDER SHOULD SEEK ADVICE BASED ON SUCH U.S. HOLDER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Summary

Authorities

      This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code"), Treasury Regulations (final, temporary, and proposed), U.S. court decisions, published IRS rulings and published administrative positions of the IRS, and the Canada-U.S. Tax Convention, each as applicable and in effect and available as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the U.S. federal income tax considerations described in this summary.

U.S. Holders

      For purposes of this summary, a "U.S. Holder" means a beneficial owner of Trust Units participating in the Arrangement who or that is for U.S. federal income tax purposes:

•
an individual who is a citizen or resident of the U.S.;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any subdivision thereof;

•
an estate the income of which is subject to U.S. federal income tax regardless of the source of such income; or

•
a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the U.S. Internal Revenue Code) have the authority to control all substantial decisions of such trust, or if a valid election is in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

      For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of Trust Units participating in the Arrangement that is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders arising from the Arrangement and the acquisition, ownership and disposition of Common Shares received pursuant to the Arrangement. Accordingly, a Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the Arrangement and the acquisition, ownership and disposition of Common Shares received pursuant to the Arrangement.

Transactions Not Addressed

      This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•
any transactions prior to, concurrent with, or subsequent to, the Arrangement;

•
any vesting, exercise, conversion, assumption, disposition, exchange, or other transaction involving options, warrants, and other rights to acquire Trust Units or Common Shares;

•
any conversion into Common Shares of any Fund notes, debentures or other debt instruments; and

•
any transaction, other than the Arrangement, in which Trust Units or Common Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

      This summary does not address the U.S. federal income tax considerations of the Arrangement or the acquisition, ownership and disposition of Common Shares received pursuant to the Arrangement, to U.S. Holders that are subject to special provisions under the U.S. Internal Revenue Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a "functional currency" other than the U.S. dollar; (d) U.S. Holders that own Trust Units (or after the Arrangement, Common Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (e) U.S. Holders that acquired Trust Units (or after the Arrangement, Common Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (f) U.S. Holders that hold Trust Units (or after the Arrangement, Common Shares) other than as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code; (g) U.S. Holders who are U.S. expatriates or former long-term residents of the United States; and (h) U.S. Holders that own, or will own after the Effective Time, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Trust Units or Common Shares. U.S. Holders that are subject to special provisions under the U.S. Internal Revenue Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement and the acquisition, ownership and disposition of Common Shares received pursuant to the Arrangement.

      If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Trust Units, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) of participating in the Arrangement and owning Common Shares generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (and owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the acquisition, ownership and disposition of Common Shares received pursuant to the Arrangement.

Other Tax Consequences Not Addressed

      This summary does not address the state, local, U.S. federal alternative minimum tax, estate and gift, or foreign tax consequences to U.S. Holders of the Arrangement or the acquisition, ownership and disposition of Common Shares received pursuant to the Arrangement. Each U.S. Holder should consult its own tax advisor regarding the state, local, U.S. federal alternative minimum tax, estate and gift, and foreign tax consequences of the Arrangement and the acquisition, ownership and disposition of Common Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

      The exchange of Trust Units for Common Shares (the "Trust Exchange") and the subsequent liquidation of the Fund pursuant to the Arrangement should be treated as a single integrated transaction for United States federal income tax purposes under which all of the assets of the Fund are treated as transferred to Newco (such integrated transaction herein referred to as the "Conversion"). Although not free from uncertainty because there is no legal authority directly addressing the U.S. federal income tax treatment of a transaction such as the Conversion, Bracewell & Giuliani LLP has opined to the Fund that the Conversion should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1) of the U.S. Internal Revenue Code (a "Reorganization").

      No ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement has been obtained and none will be requested. Thus, there can be no assurance that the IRS will not challenge the treatment of the Trust Exchange and the subsequent liquidation of the Fund as a single integrated transaction or the qualification of the Conversion as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS.

Tax Consequences if the Conversion Qualifies as a Reorganization

      The following U.S. federal income tax consequences will result for U.S. Holders if the Conversion is respected as a Reorganization:

  (a)
  no gain or loss will be recognized by a U.S. Holder on the exchange of Trust Units for Common Shares pursuant to the Arrangement;

  (b)
  the tax basis of a U.S. Holder in the Common Shares acquired in exchange for Trust Units pursuant to the Arrangement will be equal to such U.S. Holder's tax basis in the Trust Units exchanged;

  (c)
  the holding period of a U.S. Holder for the Common Shares acquired in exchange for Trust Units pursuant to the Arrangement will include such U.S. Holder's holding period for the Trust Units; and

  (d)
  U.S. Holders who exchange Trust Units for Common Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Conversion.

      However, if the IRS successfully challenged a U.S. Holder's treatment of the Conversion as a Reorganization, then the Conversion would be treated as a taxable transaction to U.S. Holders, with the consequences discussed immediately below (including the recognition of any gain realized on the exchange of Trust Units for Common Shares).

Treatment of a Taxable Transaction:

  (a)
  a U.S. Holder will recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the Common Shares received in exchange for Trust Units pursuant to the Arrangement and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Trust Units exchanged;

  (b)
  the tax basis of a U.S. Holder in the Common Shares received in exchange for Trust Units pursuant to the Arrangement would be equal to the fair market value of such Common Shares on the date of receipt; and

  (c)
  the holding period of a U.S. Holder for the Common Shares received in exchange for Trust Units pursuant to the Arrangement will begin on the day after the date of receipt. Any gain or loss described in clause (a) immediately above generally would be a capital gain or loss, which will be a long-term capital gain or loss if such Trust Units are held for more than one year.

      Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the U.S. Internal Revenue Code.

Passive Foreign Investment Company Rules

      The foregoing discussion assumes that the Fund was not a passive foreign investment company ("PFIC") for any tax year during which a U.S. Holder held Trust Units. A U.S. Holder of Trust Units who acquires Common Shares pursuant to the Arrangement would be subject to special adverse tax rules in respect of the Arrangement if the Fund were classified as a PFIC. A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least 25% interest.

      The Fund believes, and has received advice from external tax advisors, that it has never been a PFIC and, based on current business plans and financial projections, that it will not become a PFIC prior to the Conversion. Determining PFIC classification is fundamentally factual in nature, however, and such determination generally cannot be made until the close of the tax year in question. Consequently, there is no assurance that the Fund has never been and will not become a PFIC for any tax year during which a U.S. Holder held or holds Trust Units. Moreover, neither an opinion from counsel nor a ruling from the IRS will be requested or received regarding whether the Fund is or will become a PFIC. If the Fund is classified as a PFIC for any tax year during which a U.S. Holder held or holds Trust Units (and certain elections have not been effectively made by the U.S. Holder), the Conversion may be treated as taxable to the U.S. Holder even if the Conversion otherwise would qualify as Reorganization. If the PFIC rules cause a gain to be recognized on account of the Arrangement, the gain would be subject to the ordinary income treatment and interest charge regime imposed under the PFIC rules.

Information Reporting and Backup Withholding

      No U.S. information reporting or backup withholding should apply to U.S. Holders on the exchange of Trust Units for Common Shares pursuant to the Arrangement.

Ownership of Common Shares

Distributions With Respect to Common Shares

      Subject to the PFIC rules, a U.S. Holder that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Section 305 of the U.S. Internal Revenue Code) with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Newco, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Newco, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares, and (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion below under the heading "Disposition of Common Shares".) However, Newco may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore may have to assume that any distribution by Newco with respect to Common Shares will constitute ordinary dividend income. Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction" generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

      Dividends declared by Newco in 2011 will generally be ordinary dividends and will be subject to normal tax rates under U.S. income tax laws in effect at that time. The preferential tax rate applicable to qualified dividends (described below) is set to expire at the end of 2010. For tax years beginning before January 1, 2011, a dividend paid by Newco generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Newco is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met. Newco generally will be a "qualified foreign corporation" under Section l(h)(11) of the U.S. Internal Revenue Code (a "QFC") if (a) Newco is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if Newco satisfies one or more of such requirements, Newco will not be treated as a QFC if Newco is a PFIC for the tax year during which Newco pays a dividend or for the preceding tax year. (See more detailed discussion below under the heading "Passive Foreign Investment Company Status of Newco").

      If Newco is not a PFIC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate discussed in the preceding paragraph, a dividend paid by Newco to a U.S. Holder generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of Common Shares

      A U.S. Holder will recognize a gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Subject to the PFIC rules, any such gain or loss generally will be a capital gain or loss, which will be a long-term capital gain or loss if the Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Internal Revenue Code.

Passive Foreign Investment Company Status of Newco

      If Newco is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares received pursuant to the Arrangement. Special, and generally unfavorable, rules are applicable to U.S. Holders owning shares in a PFIC. Based on current business plans and financial projections, Newco does not expect to be classified as a PFIC for its current taxable year or in the foreseeable future. However, the determination of whether or not Newco is a PFIC is made on an annual basis and is based on the types of income Newco earns and the types and value of the Newco's assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether Newco will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty until the close of the tax year in question. Accordingly, there can be no assurance that the IRS will not challenge the determination made by Newco concerning its PFIC status or that Newco will not be a PFIC for any taxable year.

Recent Legislative Developments

      Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of Common Shares.

Other Considerations

Foreign Tax Credit

      A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

      Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source" Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the U.S. Internal Revenue Code. However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Foreign Currency

      The amount of any distribution on the Common Shares, or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Common Shares, or on the sale, exchange or other taxable disposition of Common Shares, generally will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the Canadian dollars, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

      Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

      Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. tax return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of Common Shares, should consult with their own tax advisors regarding the requirements of filing information returns and any applicable U.S. federal income tax elections.

      Payments of cash or property made to U.S. Holders relating to dividends on, or proceeds arising from the sale or other taxable disposition of Common Shares, generally will be subject to U.S. federal information reporting and may be subject to backup withholding tax at the applicable statutory rate if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9); or (b) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such U.S. Holder furnishes required information to the IRS. A U.S. Holder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS. Each U.S. Holder should consult its own U.S. tax advisor regarding the information reporting and backup withholding tax rules.

 OTHER TAX CONSIDERATIONS

      This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations. Unitholders who are resident in jurisdictions other than Canada and the United States should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions and with respect to tax implications in such jurisdictions of owning Common Shares after the Arrangement. Unitholders should also consult their own tax advisors regarding Canadian federal, United States federal, provincial, state, local or territorial tax considerations of the Arrangement or of holding Common Shares.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Approval of the Newco Stock Option Plan

Background to Proposed Adoption of the Newco Stock Option Plan

      At the Meeting, Unitholders will be asked to consider, and if thought advisable, approve the adoption of the Newco Stock Option Plan, including the approval of the maximum number of Common Shares to be reserved for issuance under such plan. A copy of the Newco Stock Option Plan is set out in Appendix "E" to this Information Circular.

      As part of a comprehensive review of the employee compensation plans to be implemented for Newco following the Arrangement, the Board of Directors has approved the adoption of the Newco Stock Option Plan effective upon completion of the Arrangement, subject to receipt of applicable stock exchange and Unitholder approvals. The purpose of the Newco Stock Option Plan is to provide effective long-term incentives to the recipients of Options and reward them on the basis of the long-term trading price of the Common Shares. If approved by the Unitholders at the Meeting, the Newco Stock Option Plan, along with the TURIP Plan (amended as set forth below), would be the only securities-based compensation arrangements adopted by Newco upon completion of the Arrangement pursuant to which Common Shares may be issued from treasury. If the Arrangement is completed, the TURIP Plan will be amended and restated, as permitted by the amendment provisions of that plan, to reflect the conversion of the Fund to a corporation, including to provide that each TURIP Right shall, following the Effective Time, entitle the holder thereof to purchase an equivalent number of Common Shares in lieu of Trust Units on the same basis and at the same price as such TURIP Right was exercisable for Trust Units prior to the Effective Time, subject to the terms of the TURIP Plan, as amended. See "The Arrangement — Effect of the Arrangement — Effect on Holders of TURIP Rights and Other Incentive Awards".

      Additionally, if both the Arrangement is completed and the Newco Stock Option Plan is approved by Unitholders at the Meeting, the Board of Directors has resolved to amend the TURIP Plan, as permitted by the amendment provisions of such plan, to limit the number of Common Shares reserved for issuance under the TURIP Plan to the number of TURIP Rights outstanding at the Effective Date, replacing the current limit of 5% of the issued and outstanding Trust Units at any time. Accordingly, if Unitholders approve the Newco Stock Option Plan, no further grants of rights to purchase Common Shares will be made pursuant to the TURIP Plan following completion of the Arrangement. As of October 15, 2010, there were TURIP Rights outstanding to acquire 5,764,641 Trust Units, which represented approximately 3.2% of the then issued and outstanding Trust Units (including Trust Units issuable on the exchange of the EELP Units). Approximately 606,365 of those TURIP Rights are scheduled to expire on December, 31, 2010 and the significant majority of these are unlikely to be exercised as they are currently out-of-the-money with an average exercise price of $41.20. As a result, approximately 5,158,276 TURIP Rights with exercise prices ranging from $17.11 to $56.93 would remain outstanding on January 1, 2011, and an equivalent number of Newco Common Shares would be reserved for issuance under the TURIP, representing approximately 2.9% of the anticipated number of issued and outstanding Common Shares at such time, assuming no substantial equity issuance by Enerplus prior to that time. For additional information regarding the outstanding

TURIP Rights as at June 30, 2010, see Note 7(d) to the Fund's unaudited consolidated interim financial statements for the three and six months ended June 30, 2010, which are incorporated by reference into this Information Circular.

      The Newco Stock Option Plan will provide that, at all times, 10% of the issued and outstanding Common Shares (on a non-diluted basis), less the number of Common Shares reserved for issuance pursuant to other securities-based compensation arrangements where Common Shares may be issued from treasury (i.e. the TURIP Plan), will be reserved and available for issuance upon the exercise of Options. As a result, any Common Shares that would become available for issuance after the completion of the Arrangement under the TURIP Plan as a result of the exercise, expiry, termination or cancellation of any TURIP Rights will not be available for issuance pursuant to grants of rights under the TURIP Plan but will instead be available for issuance pursuant to future grants of Options pursuant to the terms of the Newco Stock Option Plan.

      In addition to the proposed adoption of the Newco Stock Option Plan, Newco also intends to change a portion of its long-term incentive compensation by discontinuing the existing RTU Plan for Enerplus executives and adopting a Performance Share Unit Plan (the "PSU Plan") for its executive officers and certain other management-level employees. Payouts under the PSU Plan, which will be made in cash and generally paid three years after grant, will be based on a performance factor determined on the basis of Newco's total return to the Shareholders over a three-year performance period as compared to an established peer group. Additional details regarding the PSU Plan will be available in Newco's 2011 information circular.

      If the Arrangement is approved by Unitholders at the Meeting and the Newco Stock Option Plan is not approved by Unitholders at the Meeting, the Board of Directors will remain entitled to issue the same number of rights to purchase Common Shares under the TURIP Plan as is currently the case (i.e. 5% of the issued and outstanding Common Shares at any particular time). In addition, if the Newco Stock Option Plan is not approved by the Unitholders at the Meeting (and whether or not the Arrangement is approved by the Unitholders), the Board of Directors will consider alternative means to provide comparable compensation to the officers, employees, consultants and service providers of Newco in the form of cash or by other appropriate arrangements following completion of the Arrangement.

Overview of the Newco Stock Option Plan

      The following is a description of the Newco Stock Option Plan, assuming that the Arrangement is completed and the Newco Stock Option Plan is implemented as proposed.

      The Newco Stock Option Plan permits the Board of Directors to issue Options to any officer or employee of Newco as the Board of Directors may determine. Directors of Newco will not be eligible to participate in the Newco Stock Option Plan. The Newco Stock Option Plan provides that, at all times, 10% of the issued and outstanding Common Shares (on a non-diluted basis), less the number of Common Shares that are reserved for issuance pursuant to other securities-based compensation arrangements where Common Shares may be issued from treasury (i.e. the TURIP Plan), will be reserved and available for issuance upon the exercise of Options. This 10% maximum is a "reloading" provision whereby a number of Common Shares equivalent to the number of Options that have been exercised, terminated, cancelled or expired (including TURIP Rights under the TURIP Plan) are immediately re-reserved for issuance under the Newco Stock Option Plan and available for future issuances.

      The maximum number of Common Shares that any one individual may receive upon the exercise of Options under the Newco Stock Option Plan is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Option, less the aggregate number of Common Shares reserved for issuance to such individual under any other securities-based compensation arrangement (the "Individual Limit"). The maximum number of Common Shares that insiders of Newco as a whole may receive upon the exercise of Options under the

Newco Stock Option Plan is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Option, less the aggregate number of Common Shares reserved for issuance to insiders of Newco as a whole under any other securities-based compensation arrangement (the "Aggregate Insider Limit"). In addition, the maximum number of Common Shares that may be issued to any one insider of Newco under the Newco Stock Option Plan within a one year period is the Individual Limit excluding Common Shares issued to the insider under the Newco Stock Option Plan or any other security-based compensation arrangement during the preceding one year period, and the maximum number of Common Shares that may be issued to insiders of Newco as a whole under the Newco Stock Option Plan within a one year period is the Aggregate Insider Limit excluding Common Shares issued to insiders of Newco as a whole under the Newco Stock Option Plan or any other security-based compensation arrangement during the preceding one year period. For the purposes of these limits, the number of issued and outstanding Common Shares is to include any Common Shares issuable upon the exchange of any securities of a subsidiary of Newco that are exchangeable into Common Shares (or a fraction thereof) for no additional consideration, and which carry voting rights and rights to receive cash dividends, distributions or other payments from Newco or its subsidiaries equivalent to the voting rights and rights to receive cash dividends attached to the Common Shares (such as the EELP Units as they currently exist for the Fund). However, this calculation would not include convertible debt securities, purchase warrants, Options outstanding under the Newco Stock Option Plan or rights outstanding under the TURIP Plan.

      Under the Newco Stock Option Plan, the Board of Directors has the power to determine the time or times when Options will be granted, vest and become exercisable. The Newco Stock Option Plan states that the expiry date of an Option shall be the date which is seven years from the date of grant of such Option. However, if the original expiry date of an Option occurs during, or within ten business days of the end of, a Newco-imposed securities trading blackout applicable to a holder of Options, then the expiry date is extended to be the tenth business day after the expiry of the blackout period. Although not prescribed in the Newco Stock Option Plan, the Board of Directors has historically provided for gradual vesting periods for each grant of Options, in proportions determined by the Board of Directors, with the first portion vesting on the date that is one year after the date of grant, another portion vesting on the second anniversary of the date of grant and a final portion vesting on the third anniversary of the date of grant. The exercise price of an Option must be no less than the closing price of the Common Shares on the TSX on the last business day prior to the date on which the Option is granted.

      If Newco completes any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets and undertaking, or is the subject of a take-over bid, or participates in any similar transaction (any of the foregoing referred to as a "Transaction"), and as a result of such Transaction the holders of Common Shares receive securities of another issuer (the "Continuing Entity") in full substitution or replacement for the Common Shares ("Replacement Securities"), the Options will be adjusted so that the holder would receive such number of Replacement Securities as he or she would have received as a result of such Transaction if the holder had exercised his or her Options to purchase Common Shares prior to the completion of the Transaction and had held such Common Shares on the effective date of such Transaction. However, if: (a) the Continuing Entity does not (or, upon the occurrence of the Transaction, will not) substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the securities issuable upon the exercise of Options outstanding under the Newco Stock Option Plan on the above-described terms; (b) the Board determines, acting reasonably, that such substitution or replacement is not practicable; (c) the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Options; or (d) the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange; the outstanding Options shall become fully vested and may be exercised by the holder prior to, but conditional upon the consummation of, the Transaction. Any Options that have not been exercised shall be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Transaction. If for any reason such Transaction is not consummated, any Common Shares purchased by the Option holder upon the exercise of an Option for the purposes of participating in the Transaction or whose vesting has been accelerated pursuant to these provisions shall be cancelled and returned to Newco, shall be added back to the number of Common Shares, if any, remaining unexercised under the Option, and Newco will refund to the Option holder all consideration paid by it to exercise those Options.

      The Newco Stock Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of Newco.

      Additionally, the Newco Stock Option Plan contains a "cashless exercise" feature which provides that, unless the Board determines otherwise at any time, an Option holder may elect to exercise an Option by surrendering such Option in exchange for the issuance of Common Shares equal to the number determined by dividing (i) the difference between the market price and the exercise price of such Option by (ii) the market price of the Common Shares at the date of exercise. If a holder utilizes this "cashless exercise" feature, the full number of Common Shares underlying the Options exercised shall be deducted from the number of Common Shares reserved for issuance under the plan.

      An Option is personal to the grantee and is non-transferable and non-assignable. The Newco Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares. If the employment of an Option holder with Newco is terminated by either party for any reason (other than termination for cause or, generally, the voluntary resignation or retirement of the holder, in which cases the Options expire immediately upon the holder ceasing to provide active services to Newco), the Options held by such individual must be exercised within 90 days of the later of the date of notice of such termination or the date on which the holder ceased to actively provide services to Newco, following which the Options will expire.

      The Newco Stock Option Plan states that the Board of Directors may, at any time without the approval of the Shareholders and the holders of any other voting securities of Newco, suspend, discontinue or amend the Newco Stock Option Plan or any Option. However, the Board of Directors may not, without the approval of a majority of the Shareholders and the holders of the other voting securities of Newco, amend the Newco Stock Option Plan or an Option to: (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the plan; (b) make any amendment that would reduce the exercise price of an outstanding Option (including a cancellation and reissue of an Option that constitutes a reduction of the exercise price); (c) extend the expiry date of any Option granted under the Newco Stock Option Plan beyond the expiry date of the Option determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above; (d) expand the categories of individuals who are eligible to participate in the Newco Stock Option Plan; or (e) amend the Newco Stock Option Plan to permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity or for estate planning or estate settlement purposes, in each case unless the change to the Newco Stock Option Plan or an Option results from the application of provisions in the Newco Stock Option Plan relating to mergers, business combinations, take-over bids or similar transactions or to the anti-dilution provisions.

      The Newco Stock Option Plan (and any proposed future amendments to the Newco Stock Option Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Newco Stock Option Plan or applicable stock exchanges from time to time. As a result of implementing a "reloading" 10% maximum number of Common Shares reserved for issuance under the Newco Stock Option Plan, the TSX requires that the approval of all unallocated Options under the Newco Stock Option Plan be sought by Newco every three years from a majority of Newco's directors and the Shareholders. Any amendment to the Newco Stock Option Plan is subject to the prior approval, where required, of applicable stock exchanges, and no amendment to, or suspension or discontinuance of, the Newco Stock Option Plan may be made to the Newco Stock Option Plan or an Option granted under the Newco Stock Option Plan that would adversely alter or impair any previously granted Options, without the prior consent of the holder.

      At the Meeting, if the Arrangement Resolution is passed, Unitholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution relating to the approval and adoption of the Newco Stock Option Plan immediately following the Effective Time, including the maximum number of Common Shares that may be issued under such plan:

"BE IT RESOLVED as an ordinary resolution that:

1.
The adoption by Enerplus Corporation ("Newco") of the Stock Option Plan (the "Newco Stock Option Plan") substantially in the form set forth in Appendix "E" to the Information Circular and Proxy Statement of Enerplus Resources Fund dated October 25, 2010 (the "Information Circular"), including the approval of a maximum number of common shares of Newco ("Common Shares") to be reserved for issuance under such plan of 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of grant of any option thereunder less the aggregate number of Common Shares reserved for issuance under any other Security Based Compensation Arrangement (as defined in the Newco Stock Option Plan), is hereby approved to take effect as of the Effective Date (as defined in the Information Circular).

2.
The board of directors of Newco may revoke this resolution before it is acted upon, without further approval of the Unitholders.

3.
Any one or more directors or officers of Newco are hereby authorized to execute and deliver, whether under corporate seal or otherwise, any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

      The TSX has accepted notice for filing of the Newco Stock Option Plan, subject to certain conditions being satisfied including, among other things, that the resolution to approve the Newco Stock Option Plan must be approved by a majority of not less than 50% plus one of the votes cast by Unitholders present in person or voting by proxy at the Meeting. The Board of Directors recommends that you vote FOR the ordinary resolution to approve and adopt the Newco Stock Option Plan. The persons named in the enclosed Form of Proxy, if named as proxy, intend to vote FOR the approval and adoption of the Newco Stock Option Plan.

Approval of the Newco Shareholder Rights Plan

      At the Meeting, if the Arrangement Resolution is passed, Unitholders will be asked to consider and, if thought appropriate, pass an ordinary resolution to approve and adopt the Shareholder Rights Plan for Newco. If approved, the Shareholder Rights Plan will be implemented on the Effective Date pursuant to the terms of a Shareholder Rights Plan Agreement to be entered into between Newco and Computershare Trust Company of Canada, as rights agent.

Purpose of the Shareholder Rights Plan

      The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire Common Shares.

      Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the Board of Directors to prepare an adequate response. Such offers may result in Shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in Newco.

      The Shareholder Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all Shareholders of contingent rights to acquire additional Common Shares at a significant discount to the then-prevailing market prices, which could, in certain circumstances, become exercisable by all Shareholders other than an offeror and its associates, affiliates and joint actors.

      An offeror can avoid that potential by making an offer that either: (i) qualifies as a "permitted bid" under the Shareholder Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 60 days) which aims to ensure that all Shareholders are treated fairly and equally; or (ii) does not qualify as a "permitted bid" but is negotiated with Newco and has been exempted by the Board of Directors from the application of the Shareholder Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of Shareholders.

      Under current Canadian securities laws, any party wishing to make a formal take-over bid for the Common Shares will be required to leave the offer open for acceptance for at least 35 days. To qualify as a "permitted bid" under the Shareholder Rights Plan, however, a take-over bid must remain open for acceptance for not less than 60 days. The Board of Directors believes that the statutory minimum period of 35 days may be insufficient for the Board of Directors to: (i) evaluate a take-over bid (particularly if the consideration consists, wholly or in part, of shares or other securities of another issuer); (ii) explore, develop and pursue alternative transactions that could better maximize Shareholder value; and (iii) make reasoned recommendations to the Shareholders. The additional time afforded under a "permitted bid" is intended to address these concerns by providing the Board of Directors with a greater opportunity to assess the merits of the offer and identify other possible suitors or alternative transactions, and by providing other bidders or proponents of alternative transactions with time to come forward with competing, and potentially superior, proposals.

      The Shareholder Rights Plan is not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid that is known to the management of Enerplus or Newco. The adoption of the Shareholder Rights Plan is also not intended as a means to prevent a take-over of Newco, to secure the continuance of management or the Board of Directors in their respective offices, or to deter fair offers for the Common Shares.

      The Fund currently has in place an existing amended and restated unitholder rights plan agreement dated effective May 9, 2008 (the "Existing Rights Plan"). The following are the substantive differences between the Existing Rights Plan and the Shareholder Rights Plan:

  (a)
  under the Existing Rights Plan of the Fund, a take-over bid must remain open for acceptance for not less than 45 days to qualify as a "permitted bid", whereas under the proposed Shareholder Rights Plan, a take-over bid must remain open for acceptance for not less than 60 days to qualify as a "permitted bid"; and

  (b)
  under the Existing Rights Plan of the Fund, the initial exercise price of the rights issued thereunder is set at $300, whereas under the proposed Shareholder Rights Plan the initial exercise price of the rights is set at an amount equal to three times the Market Price (as such term is defined in the Shareholder Rights Plan), subject to adjustments in either case.

      Except as noted above, the Shareholder Rights Plan is substantially similar to the Existing Rights Plan which was approved by Unitholders at the meeting of Unitholders held on May 9, 2008. For a summary of the key terms and conditions of the Shareholder Rights Plan, please see Appendix "F" to this Information Circular. Unitholders are urged to carefully review the summary in its entirety. Additionally, the proposed final form of the Shareholder Rights Plan is available on the Fund's website at www.enerplus.com under "Corporate Governance". A copy of the Fund's Existing Rights Plan was filed as a "Security holder document" on May 12, 2008 on the Fund's SEDAR profile at www.sedar.com, was filed on EDGAR at www.sec.gov on May 13, 2008, and is available on the Fund's website at www.enerplus.com under "Corporate Governance".

      At the Meeting, if the Arrangement Resolution is passed, Unitholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the adoption of the Shareholder Rights Plan immediately following the Effective Time:

"BE IT RESOLVED as an ordinary resolution that:

1.
The adoption by Enerplus Corporation ("Newco") of the Shareholder Rights Plan (the "Shareholder Rights Plan") substantially as described in Appendix "F" to the Information Circular and Proxy Statement of Enerplus Resources Fund dated October 25, 2010 is hereby approved, and Newco is hereby authorized to enter into an agreement with Computershare Trust Company of Canada (or such other person as may be appropriate in the circumstances), as rights agent, to implement the Shareholder Rights Plan and to issue rights thereunder.

2.
The board of directors of Newco may revoke this resolution before it is acted upon, without further approval of the Unitholders.

3.
Any one or more directors or officers of Newco are hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

      Unitholder approval of the Shareholder Rights Plan is required under the rules and policies of the TSX. To pass, the resolution to approve the Shareholder Rights Plan must be approved by a majority of not less than 50% plus one of the votes cast by: (a) Unitholders present in person or voting by proxy at the Meeting; and (b) if applicable, Independent Unitholders (as defined in the Fund's Existing Rights Plan, but generally meaning any Unitholder other than an "Acquiring Person" (as defined in the Existing Rights Plan) or a person making a take-over bid for the Fund, and their associates and affiliates) present in person or by proxy at the Meeting, and in each case other than the Fund or any of its affiliates. Enerplus is not currently aware of any Unitholder whose votes will be ineligible to be counted towards the ordinary resolution to approve the Shareholder Rights Plan or any Unitholders which would not qualify as Independent Unitholders.

      The Board of Directors recommends that you vote FOR the ordinary resolution to approve and adopt the Shareholders Rights Plan. The persons named in the enclosed Form of Proxy, if named as proxy, intend to vote FOR the approval of the Shareholder Rights Plan.

 GENERAL PROXY MATTERS

General

      This Information Circular is furnished in connection with the solicitation of proxies by management of Enerplus for use at the Meeting, for the purposes set forth in this Information Circular and the accompanying Notice of Meeting.

      Holders of EELP Units issued by the Fund's subsidiary, Enerplus Exchangeable Limited Partnership (each of which units is exchangeable, at any time by the holder thereof, into 0.425 of a Trust Unit for no additional consideration), are also entitled to receive notice of, attend and vote at the Meeting. The EELP Units are economically equivalent to 0.425 of a Trust Unit, and under applicable Canadian securities laws, EELP is permitted to satisfy its continuous disclosure obligations by filing and providing to holders of EELP Units the continuous disclosure documents of the Fund, including this Information Circular. See "— Voting at the Meeting" below.

      Every registered holder of Trust Units and EELP Units at the close of business on the Record Date is entitled to receive notice of and vote their Trust Units and/or EELP Units at the Meeting on the basis of one vote for each Trust Unit held and 0.425 of a vote for each EELP Unit held. No person acquiring Trust Units or EELP Units after the Record Date is entitled to vote at the Meeting or any adjournment thereof.

      These securityholder materials are being sent to both registered and non-registered owners of the Trust Units and EELP Units. If you are a non-registered owner, and Enerplus or its agent has sent these materials directly to you, your name and address and information about your holdings of Trust Units or EELP Units have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Enerplus (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Voting at the Meeting

      The Fund has two outstanding types of securities that entitle holders to vote generally at meetings of Unitholders, being Trust Units and a special voting right (the "Special Voting Right"). The Trust Units and the Special Voting Right generally vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date is entitled to one vote. A single Special Voting Right has been issued to Computershare Trust Company of Canada as trustee under a voting and exchange trust agreement for the benefit of holders of EELP Units. The Special Voting Right is entitled to a number of votes at the Meeting equal to the aggregate number of EELP Units outstanding at the Record Date multiplied by 0.425, being the exchange ratio of EELP Units for Trust Units.

      Each holder of EELP Units is entitled to give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of that holder's EELP Units. The form of Voting Direction for Holders of Enerplus Exchangeable Limited Partnership Class B Limited Partnership Units (the "Voting Direction") which accompanies this Information Circular is the means by which a holder of EELP Units may authorize the voting of voting rights associated with EELP Units at the Meeting. Computershare Trust Company of Canada will exercise each vote only as directed on the Voting Direction. In the absence of voting instructions, Computershare Trust Company of Canada will not exercise the votes associated with EELP Units. A holder of EELP Units may also instruct Computershare Trust Company of Canada to give a proxy entitling the holder's designee to vote personally the relevant number of votes or to grant to Enerplus management a proxy to vote those votes. The procedures for holders of EELP Units to instruct Computershare Trust Company of Canada about voting at the Meeting are explained in further detail in the Voting Direction that has been provided to holders of EELP Units with this Information Circular.

Notice to Beneficial Unitholders

      The information set forth in this section is of significant importance to many Unitholders of the Fund, as a substantial number of the Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the transfer agent and registrar of the Fund as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If the Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Fund's transfer agent and registrar. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS Clearing and Depository Services Inc. or its nominee, CDS & Co., which acts as nominee for many Canadian brokerage firms, and in the United States the vast majority of such Trust Units are registered under the name of The Depository Trust Company or its nominee, Cede & Co., which acts as nominee for many U.S. brokerage firms. Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions from the Beneficial Unitholder, the brokers/nominees are prohibited from voting Trust Units for their clients. Enerplus does not know for whose benefit the Trust Units registered in the name of CDS & Co. or Cede & Co. are held.

      Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of securityholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically mails a scannable "voting instruction form" in lieu of the form of proxy. Beneficial Unitholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access Broadridge's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Trust Units held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Trust Units voted. Beneficial Unitholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Trust Units at the Meeting.

      If a broker or nominee holding units of record for a customer indicates that it does not have discretionary authority to vote on a particular matter, those units, which are referred to as broker non-votes, will be treated as present and entitled to vote at the Meeting for purposes of determining whether a quorum exists. However, brokers and nominees holding units of record for customers who do not have discretionary authority to vote on a particular proposal will not be entitled to vote on the Arrangement or the other matters to be considered at the Meeting unless they receive voting instructions from their customers.

      Although a Unitholder may not be recognized directly at the Meeting for the purposes of voting their Trust Units, a Unitholder may attend at the Meeting as a proxyholder and vote their Trust Units in that capacity. To do this, a Unitholder must enter their own name in the blank space on the Form of Proxy provided to them and return the document to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

      Beneficial Unitholders who intend to attend the Meeting in person should read "— Appointment and Revocation of Proxies" below.

Solicitation of Proxies

      Solicitation of proxies may be made through the mail, by telephone or in person by management of Enerplus, who will not be remunerated for such solicitations. The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by Enerplus.

Appointment and Revocation of Proxies

      A form of proxy or voting instruction form (each referred to as a "Form of Proxy") accompanies the Notice of Meeting and this Information Circular. The persons named in the Form of Proxy are officers of EnerMark, the administrator and an indirect wholly-owned subsidiary of the Fund as well as the general partner of EELP. A person or corporation submitting the Form of Proxy has the right to appoint a person (who does not have to be a Unitholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by Enerplus. Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose. If they cannot attend the Meeting in person, Unitholders are requested to complete, sign, date and return the accompanying Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, to vote by telephone or the internet in accordance with the instructions thereon. Beneficial Unitholders (being Unitholders who hold their Trust Units through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, by appointing themselves as proxy on the internet by following the instructions thereon. The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

      A Form of Proxy will not be valid unless it is completed and received (either directly or through a Unitholder's broker or other intermediary) by Computershare Trust Company of Canada, at the address shown on the envelope provided, at least 48 hours (72 hours in the case of the EELP Unitholders, and in each case excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment(s) thereof or to the Chairman at the Meeting.

      A Unitholder who has given a proxy may revoke it by depositing an instrument in writing executed by such Unitholder (or by an attorney duly authorized in writing) or, if such Unitholder is a corporation, by any duly authorized officer or attorney of the corporation, either at the offices of Computershare Trust Company of Canada described above at any time up to and including the close of business on the last business day preceding the Meeting or any adjournment(s) thereof, or with the Chairman of the Meeting on the day thereof or any adjournment(s) thereof. Beneficial Unitholders should contact their broker, financial institution or other nominee through which their Trust Units are held in order to revoke any previous submitted proxy or voting instructions.

Exercise of Discretion by Proxies

      The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Trust Units represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Trust Units will be voted in accordance with those instructions. If no specification has been made in any Forms of Proxy received by Enerplus, the Trust Units represented by those Forms of Proxy will be voted FOR each matter for which no specification has been made.

      The enclosed Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this Information Circular, management of Enerplus is not aware of any such amendments, variations or other matters.

Voting Securities and Principal Holders Thereof

      The Fund is authorized to issue an unlimited number of Trust Units and an unlimited number of Special Voting Rights. The Fund's Trust Units are listed on the TSX under the symbol "ERF.UN" and on the NYSE under the symbol "ERF". As at October 15, 2010, there were 176,437,303 Trust Units issued and outstanding, and there were a total of 4,047,958 EELP Units issued and outstanding entitled to an aggregate of 1,720,382 votes through the Special Voting Right held by Computershare Trust Company of Canada.

      To the best of the knowledge of the directors and executive officers of Enerplus, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units and EELP Units which may be voted at the Meeting. The information as to Trust Units and EELP Units beneficially owned, not being within the knowledge of Enerplus, has been derived from sources available to Enerplus.

Quorum for the Meeting

      At the Meeting, and pursuant to the Interim Order, a quorum shall consist of two or more persons present in person either holding personally or representing as proxies not less than 5% of the issued and outstanding Trust Units. The Trust Units that may be issued upon the exchange of EELP Units represented in person or by proxy at the Meeting shall be counted as Trust Units in the determination of quorum for the Meeting. If a quorum is not present at the Meeting within one-half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to a Business Day being not less than ten (10) days following the day appointed for the Meeting and to such place and time as may be appointed by the Chairman of the Meeting. Not less than five (5) days' prior written notice shall be given of the time and place of the adjourned Meeting. If at such adjourned Meeting a quorum is not present, the Unitholders present either personally or by proxy shall form a quorum for all purposes, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original Meeting in accordance with the accompanying Notice of Meeting.

Procedure and Votes Required

      The Interim Order provides that each registered Unitholder at the close of business on the Record Date will be entitled to receive notice of and to attend the Meeting.

      Pursuant to the Interim Order:

•
each Trust Unit will entitle a Trust Unitholder to one vote at the Meeting and each EELP Unit will entitle an EELP Unitholder to 0.425 of a vote at the Meeting, other than Units owned directly or indirectly by the Fund, Newco or any affiliate thereof; and

•
the number of votes required to pass the Arrangement Resolution shall be not less than 2/3 of the votes cast by Unitholders voting together as a single class, either in person or by proxy, in respect of the Arrangement Resolution at the Meeting.

 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

      To the knowledge of the directors and executive officers of Enerplus, none of (i) the current or former directors, executive officers or employees of Enerplus or Newco, or (ii) any individual who is, or at any time during the year ended December 31, 2009 was, a director or executive officer of Enerplus or Newco, or (iii) any proposed director of Newco, or (iv) any associate of any of the foregoing; has been indebted to the Fund or any of its subsidiaries or to Newco at any time since January 1, 2009, in respect of any indebtedness that is required to be disclosed under NI 51-102.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

      To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus or Newco, or any associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction with the Fund or its subsidiaries or with Newco since January 1, 2009 or in any proposed transaction which has materially affected or would materially affect the Fund or its subsidiaries or Newco, except as described elsewhere in this Information Circular.

INTERESTS OF CERTAIN PERSONS OR
COMPANIES IN MATTERS TO BE ACTED UPON

      Except as otherwise disclosed in this Information Circular (including, without limitation, as disclosed under "The Arrangement — Interests of Certain Persons or Companies in the Arrangement and Related Matters" and "Other Matters to be Considered at the Meeting — Approval of the Newco Stock Option Plan"), to the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus or Newco or anyone who has held such offices since January 1, 2009, or any affiliate or associate of any of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

OTHER MATTERS

      As of the date of this Information Circular, none of the directors or executive officers of Enerplus knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

INQUIRIES AND ADDITIONAL INFORMATION

      Inquiries may be directed to Enerplus' Investor Relations department toll-free at 1-800-319-6462 or by email at investorrelations@enerplus.com.

      Enerplus regularly files quarterly and annual financial statements, as well as material change reports, management's discussion and analysis and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the SEC. Financial information of the Fund is contained in the 2009 Financial Statements and 2009 MD&A. Copies of such documents are available on the internet on Enerplus' SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov or on the Fund's website at www.enerplus.com, or may be obtained on request and without charge from the Corporate Secretary of Enerplus, 3000 The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Telephone (403) 298-2200.

 CONSENTS

Auditors' Consent

      We have read the Information Circular and Proxy Statement dated October 25, 2010 (the "Information Circular") with respect to a proposed plan of arrangement under the Business Corporations Act (Alberta) involving Enerplus Resources Fund (the "Fund"), Enerplus Exchangeable Limited Partnership ("EELP"), EnerMark Inc. ("EnerMark"), Enerplus Corporation ("Newco"), certain other subsidiaries of the Fund and the unitholders of the Fund and EELP. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

      We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the Board of Directors of EnerMark and the unitholders of the Fund on the consolidated balance sheets of the Fund as at December 31, 2009 and 2008 and the related consolidated statements of income, accumulated deficit, comprehensive income (loss), accumulated other comprehensive income (loss) and cash flows for the years then ended. Our report is dated February 24, 2010.

      We also consent to the inclusion in the above-mentioned Information Circular of our report to the Board of Directors of Newco on the balance sheet of Newco as at September 30, 2010. Our report is dated October 25, 2010.

Calgary, Canada October 25, 2010	(signed) "Deloitte & Touche LLP" Chartered Accountants

Consent of Blake, Cassels & Graydon LLP

      We hereby consent to the reference to our opinion contained under the heading "Certain Canadian Federal Income Tax Considerations" in the Information Circular and Proxy Statement of Enerplus Resources Fund dated October 25, 2010 (the "Information Circular") and to the inclusion of the foregoing opinion in the Information Circular.

Calgary, Alberta, Canada October 25, 2010	(signed) "Blake, Cassels & Graydon LLP"

Consent of Bracewell & Giuliani LLP

      We hereby consent to the reference to our opinion contained under the heading "Certain United States Federal Income Tax Considerations" in the Information Circular and Proxy Statement of Enerplus Resources Fund dated October 25, 2010 (the "Information Circular") and to the inclusion of the foregoing opinion in the Information Circular.

Houston, Texas, U.S.A. October 25, 2010	(signed) "Bracewell & Giuliani LLP"

APPENDIX "A"

ARRANGEMENT AGREEMENT

      THIS ARRANGEMENT AGREEMENT is made as of the 22nd day of October, 2010

AMONG:

    ENERPLUS RESOURCES FUND, an unincorporated trust formed under the laws of the Province of Alberta (the "Fund")

     – and –

    ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP, a limited partnership formed under the laws of the Province of Alberta ("EELP")

     – and –

    ENERMARK INC., a body corporate amalgamated under the laws of the Province of Alberta ("EnerMark")

     – and –

    ENERPLUS CORPORATION, a body corporate incorporated under the laws of the Province of Alberta ("Newco")

WHEREAS:

(a)
the parties hereto wish to propose an arrangement with the holders of trust units of the Fund and Class B limited partnership units of EELP and with certain other direct and indirect subsidiaries of the Fund;

(b)
the parties hereto intend to carry out, and cause to be carried out, the transactions contemplated herein by way of an arrangement under the Business Corporations Act (Alberta); and

(c)
the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for the other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

      In this Agreement, the following terms have the following meanings:

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including Exhibit "A" hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"Arrangement" means the proposed arrangement under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

"Arrangement Resolution" means the extraordinary resolution of the Unitholders approving the Arrangement;

"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"Common Shares" means the common shares in the capital of Newco;

"Court" means the Court of Queen's Bench of Alberta;

"EELP" means Enerplus Exchangeable Limited Partnership, a limited partnership established under the laws of Alberta and a subsidiary of the Fund;

"EELP Unitholders" means the holders of EELP Units;

"EELP Units" means the Class B limited partnership units of EELP, which are exchangeable for no additional consideration into Trust Units on the basis of 0.425 of a Trust Unit for each EELP Unit;

"Effective Date" means the date the Arrangement is effective under the ABCA;

"Effective Time" means 12:01 a.m. (Calgary time), or such other time as may be agreed to by the Fund, EELP, EnerMark and Newco, on the Effective Date;

"EnerMark Board" means the board of directors of EnerMark as constituted from time to time;

"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Fund Entities" means, together, the Fund, EELP, EnerMark and Newco;

"Information Circular" means the information circular and proxy statement to be prepared by the Fund and forwarded as part of the proxy solicitation materials to Unitholders in respect of the Meeting;

"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"Meeting" means the special meeting of Unitholders to be held to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

"Person" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"Plan of Arrangement" means the plan of arrangement attached hereto as Exhibit "A", as amended or supplemented from time to time in accordance with the terms thereof;

"Registrar" means the Registrar appointed under Section 263 of the ABCA;

"Stock Option Plan" means the stock option plan of Newco proposed to be adopted by Newco, subject to receipt of Unitholder approval, following the Effective Time.

"Stock Options" means options to acquire Common Shares which may be granted pursuant to the Stock Option Plan following the Effective Time;

"subsidiary" has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 — Prospectus and Registration Exemptions, as in force on the date hereof;

"Trust Indenture" means the amended and restated trust indenture dated May 30, 2008 among EnerMark, Enerplus Resources Corporation and the Trustee, as may be amended, supplemented or restated from time to time, pursuant to which the Fund was created;

"Trust Unitholders" means the holders of Trust Units;

"Trust Units" means the trust units of the Fund;

"Trustee" means Computershare Trust Company of Canada, in its capacity as trustee of the Fund under the Trust Indenture;

"TSX" means the Toronto Stock Exchange;

"TURIP" means (i) prior to the Effective Time, the Fund's Trust Unit Rights Incentive Plan effective June 21, 2001, as amended and restated effective May 9, 2008, pursuant to which rights to acquire Trust Units may be granted, and (ii) following the Effective Time, the Rights Incentive Plan of Newco pursuant to which rights to acquire Common Shares may be granted;

"TURIP Rights" means, prior to the Effective Time, rights to acquire Trust Units and, following the Effective Time, options to acquire Common Shares, in each case pursuant to the TURIP; and

"Unitholders" means, collectively, Trust Unitholders and EELP Unitholders.

1.2 Currency

      All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

      The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article and Section References

      Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and exhibits are to articles, sections and exhibits of this Agreement.

1.5 Extended Meanings

      Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6 Date for any Action

      In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 Entire Agreement

      This Agreement, together with Exhibit "A" attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.8 Governing Law

      This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

1.9 Exhibit

      Exhibit "A" annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement

      As soon as reasonably practicable, the Fund Entities shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

  (a)
  forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

  (b)
  subject to obtaining all necessary approvals of the Unitholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order;

  (c)
  structure the Arrangement such that the issuance of the Common Shares under the Arrangement qualifies for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended; and

  (d)
  subject to fulfillment of the conditions set forth herein, and subject to Section 2.2, deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order and at the times set out therein without any act or formality.

2.2 Filing of Articles of Arrangement

      Subject to the prior satisfaction or waiver of all conditions set forth herein, the Fund Entities intend to file the Articles of Arrangement on January 1, 2011 or on such other date as the EnerMark Board determines is in the best interest of the Fund, EELP and the Unitholders.

2.3 Effective Date

      The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3

COVENANTS

3.1 Covenants of the Fund Entities

      Each of the parties covenants and agrees that it will:

  (a)
  take, and cause its subsidiaries to take, all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

  (b)
  use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments or agreements and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

  (c)
  solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, applicable corporate and securities laws and the Trust Indenture and file and distribute the same to the Unitholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

  (d)
  in the case of the Fund, convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

  (e)
  use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

  (f)
  subject to the approval of the Arrangement Resolution by the Unitholders, as required by the Interim Order, submit the Arrangement to the Court and apply for the Final Order;

  (g)
  carry out the terms of the Final Order to the extent applicable to it;

  (h)
  upon issuance of the Final Order and subject to Section 2.2 and to the conditions precedent in Article 4, proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

  (i)
  in the case of Newco, reserve and authorize for issuance the Common Shares issuable pursuant to the Arrangement; and

  (j)
  in the case of Newco, prior to the Effective Date, make application to list the (i) Common Shares issuable pursuant to the Arrangement; and (ii) Common Shares issuable, following the Effective Time, on exercise of the TURIP Rights and the Stock Options on the TSX and the NYSE.

3.2 Amendments to the Trust Indenture and EELP Agreement

      The parties hereto agree that pursuant to the Arrangement, in addition to any specific amendments contemplated hereby, the Trust Indenture and the limited partnership agreement for EELP, if necessary, shall be further amended in a manner satisfactory to the Fund Entities, in each case acting reasonably, if and as necessary to facilitate and implement the Arrangement.

ARTICLE 4

CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

      The respective obligations of the Fund Entities to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

  (a)
  the Interim Order shall have been granted in form and substance satisfactory to the Fund Entities, acting reasonably, not later than November 9, 2010 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

  (b)
  the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Unitholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

  (c)
  the Final Order shall have been granted in form and substance satisfactory to the Fund Entities, acting reasonably, not later than December 31, 2010 or such later date as the parties hereto may agree;

  (d)
  the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Fund Entities, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(10) of the ABCA;

  (e)
  no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

  (i)
  makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

  (ii)
  results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

  (f)
  all necessary material third party and regulatory consents, exemptions, approvals and authorizations with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, any required consents and approvals from EnerMark's principal lenders and noteholders such that no default occurs or accelerated repayment of indebtedness is required as a result of the Arrangement under EnerMark's bank credit facility or senior secured notes;

  (g)
  each of the covenants, acts and undertakings of the Fund Entities to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

  (h)
  the EnerMark Board on behalf of EnerMark, and in its capacity as administrator of the Fund and general partner of EELP, shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Fund, EELP and the Unitholders; and

  (i)
  the TSX and the NYSE shall have conditionally approved the listing or the substitutional listing of the: (i) Common Shares to be issued pursuant to the

    Arrangement; and (ii) Common Shares issuable following the Effective Time on exercise of the TURIP Rights and the Stock Options, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

4.2 Notice and Effect of Failure to Comply with Conditions

      If any of the conditions precedent set forth in Section 4.1 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants or other matters which the party delivering such notice is asserting as the basis for the non fulfillment of the applicable condition precedent and the party in breach shall have failed to cure such breach within three Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

4.3 Satisfaction of Conditions

      The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 5

NOTICES

5.1 Notices

      All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or delivered by facsimile or electronic transmission.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendments

      This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment that changes the consideration to be received by the Unitholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court. The Plan of Arrangement may be amended in accordance with Article 5 thereof.

6.2 Termination

      This Agreement shall be terminated in each of the following circumstances:

  (a)
  the mutual agreement of the parties;

  (b)
  the Arrangement shall not have become effective on or before January 1, 2011 (or such other date as may be agreed to by the parties hereto); and

  (c)
  termination of this Agreement under Article 4 hereof.

ARTICLE 7

GENERAL

7.1 Binding Effect

      This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 No Assignment

      No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

7.3 Exclusivity

      None of the covenants of the Fund, EELP or EnerMark contained herein shall prevent the EnerMark Board from responding on behalf of the Fund, EELP and EnerMark as required by law to any submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to the Fund's and EELP's securityholders with respect thereto which in the judgment of the EnerMark Board, acting upon the advice of outside counsel, is required under applicable law.

7.4 Equitable Remedies

      All representations, warranties and covenants herein or to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

7.5 Severability

      If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

  (a)
  the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

  (b)
  the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6 Further Assurances

      Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.7 Time of Essence

      Time shall be of the essence.

7.8 Liability of the Fund

      The parties hereto acknowledge that, with respect to the obligations of the Fund under this Agreement, EnerMark is entering into this Agreement solely in its capacity as agent on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Trustee, EnerMark or any of the Trust Unitholders or any annuitant under a plan of which a Trust Unitholder is a trustee or carrier (an "annuitant") and that any recourse against the Fund, the Trustee, EnerMark or any Trust Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as defined in the Trust Indenture).

7.9 Counterparts

      This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

      IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

ENERPLUS RESOURCES FUND, by its administrator, EnerMark Inc.
Per:	"Gordon J. Kerr"
Name: Gordon J. Kerr Title: President & Chief Executive Officer
ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP, by its General Partner, EnerMark Inc.
Per:	"Gordon J. Kerr"
Name: Gordon J. Kerr Title: President & Chief Executive Officer
ENERMARK INC.
Per:	"Gordon J. Kerr"
Name: Gordon J. Kerr Title: President & Chief Executive Officer
ENERPLUS CORPORATION
Per:	"Gordon J. Kerr"
Name: Gordon J. Kerr Title: President & Chief Executive Officer

EXHIBIT "A"
Plan of Arrangement under Section 193
of the
Business Corporations Act (Alberta)

ARTICLE 1
INTERPRETATION

1.1
In this Plan of Arrangement, the following terms have the following meanings:

(a)
"ABCA" means the Business Corporations Act (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)
"Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular section or other portion hereof;

(c)
"Arrangement Agreement" means the agreement dated as of October 22, 2010 among the Fund, EELP, EnerMark and Newco with respect to the Arrangement, and all amendments thereto;

(d)
"Arrangement Parties" means the Fund, EELP, EnerMark, Newco, ECT, ECT Trustco, EH II, ELP Finance, ELP II, EMI, EnerMark Holdco, Enerplus FET Trust, EOG, ERC and Finance GP;

(e)
"Arrangement Resolution" means the extraordinary resolution of the Unitholders to approve the Arrangement substantially in the form included in the Information Circular, to be voted on at the Meeting;

(f)
"Articles of Arrangement" means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(g)
"Certificate" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(h)
"Common Shares" mean the common shares in the capital of Newco;

(i)
"Court" means the Court of Queen's Bench of Alberta;

(j)
"Depositary" means Computershare Investor Services Inc. or such other trust company as may be designated by the Fund and Newco;

(k)
"ECT" means Enerplus Commercial Trust, a trust established under the laws of the Province of Alberta and a subsidiary of the Fund;

(l)
"ECT Trustco" means Enerplus ECT Resources Ltd., a corporation organized under the ABCA, the trustee of ECT and a subsidiary of the Fund;

(m)
"EELP" means Enerplus Exchangeable Limited Partnership, a limited partnership established under the laws of the Province of Alberta and a subsidiary of the Fund;

(n)
"EELP LP Agreement" means the amended and restated limited partnership agreement dated February 13, 2008, as amended December 22, 2008, between EnerMark and Focus Commercial Trust, as may be amended, supplemented or restated from time to time, pursuant to which EELP was created;

(o)
"EELP Unitholders" means the holders of EELP Units;

(p)
"EELP Units" means the Class B limited partnership units of EELP, which are exchangeable for no additional consideration into Trust Units on the basis of 0.425 of a Trust Unit for each EELP Unit;

(q)
"Effective Date" means the date the Arrangement is effective under the ABCA;

(r)
"Effective Time" means 12:01 a.m. (Calgary time), or such other time as may be agreed to by the Fund, EELP, EnerMark and Newco, on the Effective Date;

(s)
"EH II" means Enerplus Holdings II Ltd., a corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(t)
"ELP Finance" means Enerplus Finance Limited Partnership, a limited partnership established under the laws of the Province of Alberta and a subsidiary of the Fund;

(u)
"ELP II" means Enerplus Limited Partnership II, a limited partnership established under the laws of the Province of Alberta and a subsidiary of the Fund;

(v)
"EMI" means EnerMark Management Inc., a corporation organized under the laws of the Province of Alberta and subsidiary of the Fund;

(w)
"EnerMark" means EnerMark Inc., a corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(x)
"EnerMark Holdco" means 1239351 Alberta ULC, an unlimited liability corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(y)
"EnerMark Grid Note" means the unsecured, subordinated promissory note issued by EnerMark to Finance GP;

(z)
"Enerplus FET Trust" means Enerplus FET Trust, a trust established under the laws of the Province of Alberta and a subsidiary of the Fund;

(aa)
"EOG" means Enerplus Oil & Gas Ltd., a corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(bb)
"ERC" means Enerplus Resources Corporation, a corporation organized under the laws of the Province of Alberta and a subsidiary of the Fund;

(cc)
"ERC Royalty Indenture" means the amended and restated royalty indenture dated May 30, 2008 between ERC and Computershare Trust Company of Canada, providing for the creation and issuance of the ERC Royalty Units;

(dd)
"ERC Royalty Units" means the royalty units of ERC issued pursuant to the ERC Royalty Indenture, all of which are held by the Fund;

(ee)
"ERC/EELP Note" means a demand, non-interest bearing promissory note to be issued by ERC to EELP as consideration for ERC's purchase of the 383 Note and 664 Note, in a principal amount equal to the aggregate fair market value of the 383 Note and 664 Note;

(ff)
"ERC/ELP Note" means a demand, non-interest bearing promissory note to be issued by ERC to ELP Finance as consideration for ERC's purchase of the EnerMark Grid Note, in a principal amount equal to the fair market value of the EnerMark Grid Note;

(gg)
"Final Order" means the final order of the Court approving this Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(hh)
"Finance GP" means 1239337 Alberta ULC, an unlimited liability corporation organized under the laws of the Province of Alberta, the general partner of ELP Finance and a subsidiary of the Fund;

(ii)
"Fund" means Enerplus Resources Fund, an unincorporated trust established under the laws of the Province of Alberta;

(jj)
"Fund DRIP" means the Fund's Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan;

(kk)
"Fund URP" means the unitholder rights plan of the Fund created pursuant to an Amended and Restated Unitholder Rights Plan Agreement between the Fund and Computershare Trust Company of Canada dated as of May 9, 2008;

(ll)
"Fund URP Rights" means the rights to acquire Trust Units under the Fund URP;

(mm)
"Fund/EH II Note" means a demand, non-interest bearing promissory note to be issued by the Fund to EH II as consideration for the Fund's purchase of all units of ECT owned by EH II, in a principal amount equal to the fair market value of such ECT units;

(nn)
"Information Circular" means the information circular and proxy statement to be prepared by the Fund and EELP and forwarded as part of the proxy solicitation materials to Unitholders in respect of the Meeting;

(oo)
"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and direction with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(pp)
"Letter of Transmittal" means the applicable form of letter of transmittal pursuant to which a registered Unitholder is required to deliver certificates representing Trust Units or EELP Units, as applicable, in order to receive a certificate for the Common Shares issued to the Unitholders pursuant to the Arrangement;

(qq)
"Meeting" means the special meeting of Unitholders to be held to consider, among other things, the Arrangement and other related matters, and any adjournment thereof;

(rr)
"Newco" means Enerplus Corporation, a corporation organized under the laws of the Province of Alberta (and includes, after the amalgamation contemplated in subsection 3.1(k) of this Plan of Arrangement, Newco Amalco);

(ss)
"Newco Amalco" means the corporation to be known as "Enerplus Corporation" resulting from the amalgamation under the ABCA of Newco, Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco as contemplated in subsection 3.1(k) of this Plan of Arrangement;

(tt)
"Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with Section 6.1 of the Arrangement Agreement and Article 5 hereof;

(uu)
"Registrar" means the Registrar appointed under Section 263 of the ABCA;

(vv)
"Special Voting Right" means the special voting right issued by the Fund to Computershare Trust Company of Canada, as voting and exchange trustee on behalf of the EELP Unitholders, entitling such holders to vote, consent to or otherwise act at a meeting of the Trust Unitholders;

(ww)
"subsidiary" has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 — Prospectus and Registration Exemptions, as in force on the date hereof;

(xx)
"Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

(yy)
"Trust Indenture" means the amended and restated trust indenture dated May 30, 2008 among EnerMark, ERC and the Trustee, as may be amended, supplemented or restated from time to time, pursuant to which the Fund was created;

(zz)
"Trust Unitholders" means the holders of Trust Units;

(aaa)
"Trust Units" means the trust units of the Fund;

(bbb)
"Trustee" means Computershare Trust Company of Canada, in its capacity as trustee of the Fund under the Trust Indenture;

(ccc)
"TURIP" means (i) prior to the Effective Time, the Fund's Trust Unit Rights Incentive Plan dated effective June 21, 2001 (as amended and restated effective May 9, 2008) pursuant to which rights to acquire Trust Units may be granted, and (ii) following the Effective Time, the Rights Incentive Plan of Newco pursuant to which rights to acquire Common Shares may be granted;

(ddd)
"TURIP Rights" means, prior to the Effective Time, rights to acquire Trust Units and, following the Effective Time, rights to acquire Common Shares, in each case pursuant to the TURIP;

(eee)
"Unitholders" means, collectively, the Trust Unitholders and EELP Unitholders;

(fff)
"383 Note" means a promissory note with a principal amount of $383,077,711 (as may be adjusted) issued by EnerMark (as successor by amalgamation to FET Energy Ltd.) to EELP; and

(ggg)
"664 Note" means a promissory note with a principal amount of $663,766,435 (as may be adjusted) issued by EnerMark (as successor by amalgamation to FET Energy Ltd.) to EELP.

1.2
The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3
Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4
Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, government, regulatory authority, syndicate or other entity, whether or not having legal status.

1.5
References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.6
If, for the purposes of Section 4.2 hereof, any date on which any action is required to be taken hereunder by any of the parties is not a Business Day (as defined below) in the place where the action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day in such place (and for the purposes hereof the definition of "Business Day" shall refer to a day, other than a Saturday or Sunday, when the banks in such place are generally open for business).

1.7
Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2

PURPOSE AND EFFECT OF THE ARRANGEMENT AND ARRANGEMENT AGREEMENT

2.1
The following is intended to be a general statement of the purpose of the Arrangement and is qualified in its entirety by the specific provisions of the Arrangement:

      The purpose of the Arrangement is to effect a reorganization and restructuring of the Fund in a manner that provides consistent and equitable treatment among the Unitholders and maintains the business and goodwill of the Fund as a publicly listed going concern through the continuing entity, Newco Amalco. The reorganization will, among other things, result in the Unitholders becoming holders of Common Shares.

2.2
The Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.3
This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) the Unitholders; (ii) the Fund; (iii) EELP; (iv) EnerMark; (v) Newco; and (vi) all other Arrangement Parties.

2.4
The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the

  Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3

ARRANGEMENT

3.1
Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

    Termination of Fund URP

    (a)
    The Fund URP shall terminate and cease to have any further force or effect and the Fund URP Rights shall be cancelled;

    Amendments to the Trust Indenture, EELP LP Agreement and Other Constating Documents

    (b)
    the Trust Indenture, the EELP LP Agreement and the other constating documents of the Arrangement Parties, EELP LP Agreement shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions contemplated herein;

    Exchange of Trust Units for Common Shares

    (c)
    each outstanding Trust Unit held by Trust Unitholders shall, without any further action on behalf of such Trust Unitholders, be transferred to Newco (free and clear of all liens, claims and encumbrances) in exchange for one (1) Common Share;

    (d)
    upon issuance of the Common Shares in accordance with Section 3.1(c), there shall be added to the stated capital account maintained for the Common Shares an amount determined by the board of directors of Newco in accordance with subsection 28(3) of the ABCA;

    Exchange of EELP Units for Common Shares

    (e)
    each outstanding EELP Unit held by EELP Unitholders shall, without any further action on behalf of such EELP Unitholders, be transferred to Newco (free and clear of all liens, claims and encumbrances) in exchange for 0.425 of a Common Share, subject to the rounding provisions of this Plan of Arrangement;

    (f)
    upon issuance of the Common Shares in accordance with Section 3.1(e), there shall be added to the stated capital account maintained for the Common Shares an amount determined by the board of directors of Newco in accordance with subsection 28(3) of the ABCA;

    Cancellation of Initial Common Share

    (g)
    the one (1) Common Share issued to the Fund in connection with the incorporation of Newco shall be purchased for cancellation by Newco for consideration of $10, and such Common Share shall be cancelled;

    Adjustment to TURIP Rights

    (h)
    in accordance with the terms of the TURIP, each outstanding TURIP Right shall be adjusted to provide that each TURIP Right shall, following the Effective Time, entitle the holder thereof to purchase an equivalent number of Common Shares in lieu of Trust Units on the same basis, terms and conditions and at the same price as such TURIP Right was exercisable for Trust Units prior to the Effective Time (subject to subsequent adjustment for the payment of dividends as provided in the TURIP) and, following the Effective Time, there shall be deemed to be reserved and allotted for issuance a sufficient number of Common Shares to be issued upon due and proper exercise of such TURIP Rights following the Effective Time, and the TURIP shall be amended and restated to provided for the foregoing;

    Assignment and Amendment and Restatement of the Fund DRIP

    (i)
    the Fund DRIP and all related documents shall be assigned by the Fund to Newco, and the Fund DRIP shall be amended and restated (including to delete the optional trust unit purchase component of the Fund DRIP) by Newco such that eligible Canadian-resident holders of Common Shares who are properly enrolled in such plan may participate in the Fund DRIP, as amended and restated, with respect to any cash dividends paid by Newco on the Common Shares;

    Enerplus Reorganization and Dissolution of Certain Arrangement Parties

    (j)
    the Fund and certain of its subsidiaries shall be reorganized as follows:

      ERC Acquisition of Notes

      (i)
      ERC shall purchase the 383 Note and the 664 Note from EELP and ERC shall issue to EELP the ERC/EELP Note in satisfaction of the purchase price;

      (ii)
      ERC shall purchase the EnerMark Grid Note from ELP Finance and ERC shall issue to ELP Finance the ERC/ELP Note in satisfaction of the purchase price;

      EnerMark Acquisition of ECT Assets

      (iii)
      ECT shall transfer all of its assets to EnerMark and EnerMark shall issue to ECT one (1) Series 2 Preferred Share in the capital of EnerMark, with a redemption amount equal to the aggregate fair market value of the transferred assets, in satisfaction of the purchase price;

      Dissolution of ELP II

      (iv)
      all of ELP II's assets shall be transferred and distributed to the Fund and EH II (the partners of ELP II), and the Fund and EH II shall assume all of the liabilities of ELP II, in each case in accordance with the respective partnership interests of the Fund and EH II, and ELP II shall be dissolved and terminated and shall thereafter cease to exist;

      Dissolution of ECT

      (v)
      ECT shall be dissolved in accordance with the following:

        (A)
        EH II shall sell all units of ECT owned by EH II to the Fund and the Fund shall issue to EH II the Fund/EH II Note in satisfaction of the purchase price;

        (B)
        all of ECT's assets shall be transferred and distributed to the Fund and the Fund shall assume all of the liabilities of ECT, all ECT units shall be cancelled and ECT shall be dissolved and terminated and shall thereafter cease to exist;

      Dissolution of Enerplus FET Trust

      (vi)
      all of Enerplus FET Trust's assets shall be transferred and distributed to the Fund and the Fund shall assume all of the liabilities of Enerplus FET Trust, all Enerplus FET Trust units shall be cancelled and Enerplus FET Trust shall be dissolved and terminated and shall thereafter cease to exist;

      Dissolution of the Fund

      (vii)
      all of the Fund's assets shall be transferred and distributed to Newco and Newco shall assume all of the liabilities of the Fund, all Trust Units and the Special Voting Right shall be cancelled and the Fund shall be dissolved and terminated and shall thereafter cease to exist; and

      Dissolution of ELP Finance

      (viii)
      all of ELP Finance's assets shall be transferred and distributed to Newco and Finance GP (the partners of ELP Finance), and Newco and Finance GP shall assume all of the liabilities of ELP Finance, in each case in accordance with the respective partnership interests of Newco and Finance GP, and ELP Finance shall be dissolved and terminated and shall thereafter cease to exist;

    Amalgamation of Newco, Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco to form Newco Amalco

    (k)
    Newco, Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco shall be amalgamated and continued as one corporation, Newco Amalco, in accordance with the following:

    (i)
    the stated capital account of each class of shares of Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco shall be reduced, in each case, to $1.00 in aggregate immediately prior to the amalgamation and without any payment or distribution to their respective shareholders;

    (ii)
    the Articles of Amalgamation for Newco Amalco shall be the same as the articles of Newco, including that the name of Newco Amalco shall be "Enerplus Corporation";

    (iii)
    the Articles of Amalgamation of Newco Amalco shall be deemed to be the Articles of Incorporation of Newco Amalco and the Certificate of Amalgamation of Newco Amalco shall be deemed to be the Certificate of Incorporation of Newco Amalco;

    (iv)
    each Common Share shall not be cancelled or converted and no securities shall be issued by Newco Amalco such that the Common Shares become the common shares in the capital of Newco Amalco;

    (v)
    the shares of Finance GP, EnerMark Holdco, EMI, EnerMark, ERC, EOG, EH II and ECT Trustco shall be cancelled without any repayment of capital;

    (vi)
    the property of each amalgamating corporation (other than shares or other securities of an amalgamating corporation held by another amalgamating corporation and an amount receivable by an amalgamating corporation from another amalgamating corporation, all of which shall be cancelled) shall continue to be the property of Newco Amalco;

    (vii)
    Newco Amalco shall continue to be liable for the obligations of each of the amalgamating corporations (other than an amount owing by an amalgamating corporation to another amalgamating corporation, which shall be cancelled);

    (viii)
    any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

    (ix)
    any civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Newco Amalco;

    (x)
    a conviction against, or ruling, order or judgement in favour of or against, an amalgamating corporation may be enforced by or against Newco Amalco;

    (xi)
    the by-laws of Newco Amalco shall be the by-laws of Newco in effect immediately prior to the Effective Date;

    (xii)
    the first directors of Newco Amalco, who shall hold office until the next annual meeting of shareholders of Newco Amalco or until their successors are elected or appointed, shall be the directors of EnerMark (the administrator of the Fund) immediately prior to the Effective Time, currently being the persons whose names and jurisdictions of residence appear below:

Name	Jurisdiction of Residence
Edwin V. Dodge	Vancouver, B.C., Canada
Robert B. Hodgins	Calgary, Alberta, Canada
Gordon J. Kerr	Calgary, Alberta, Canada
Douglas R. Martin	Calgary, Alberta, Canada
David P. O'Brien	Calgary, Alberta, Canada
Elliott Pew	Boerne, Texas, U.S.A.
Glen D. Roane	Canmore, Alberta, Canada
W.C. (Mike) Seth	Calgary, Alberta, Canada
Donald T. West	Calgary, Alberta, Canada
Harry B. Wheeler	Calgary, Alberta, Canada
Clayton H. Woitas	Calgary, Alberta, Canada
Robert L. Zorich	Houston, Texas, U.S.A.
      (xiii)
      the initial officers of Newco Amalco shall be the officers of EnerMark (the administrator of the Fund) immediately prior to the Effective Time;

      (xiv)
      the registered office of Newco Amalco shall be the registered office of Newco immediately prior to the Effective Date, which shall be Suite 3000, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1; and

      (xv)
      the initial auditors of Newco Amalco will be Deloitte & Touche LLP, who shall continue in office until the close of business of the first annual meeting of the Shareholders of Newco Amalco, and the directors of Newco Amalco are authorized to fix the remuneration of such auditors;

    Termination of ERC Royalty Units and ERC Royalty Indenture

    (l)
    all outstanding ERC Royalty Units shall be cancelled and the ERC Royalty Indenture shall be terminated and cease to be of any force and effect; and

    Elimination of Consolidated Accounting Deficit

    (m)
    for accounting purposes, the consolidated share capital of Newco Amalco shall be reduced, without payment or reduction to its stated capital, by the consolidated accounting deficit.

3.2
The Arrangement Parties shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

3.3
A former holder of EELP Units who disposes of EELP Units to Newco pursuant to the Arrangement shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act or, if the holder is a partnership, subsection 85(2) of the Tax Act (and in each case, where applicable, the analogous provisions of provincial or territorial income tax laws) with respect to the transfer of such holder's EELP Units to Newco by (i) checking the box (or, in the case of a non-registered former holder of EELP Units, instructing the broker, investment dealer, financial institution or other nominee through which the EELP Units are held (the "Nominee") to check the box) under the heading "Indicate if a Joint Tax Election is Desired" in the Letter of Transmittal provided to registered EELP Unitholders and returning a duly completed and signed Letter of Transmittal to the Depositary on or prior to February 28, 2011, following which Newco will provide the EELP Unitholder (or its Nominee) with the necessary prescribed federal election forms, and (ii) providing two signed copies of such necessary prescribed election forms to Newco on or before April 30, 2011, duly completed with the details of the number of EELP Units transferred and the applicable agreed amount or amounts for the purposes of such elections. Thereafter, the forms will be signed by Newco and filed by

  Newco with the Canada Revenue Agency (or the applicable provincial or territorial taxing authority). Newco will not be responsible for (i) an EELP Unitholder or its Nominee failing to check the above-described box and/or failing to return a duly completed and signed Letter of Transmittal to the Depositary on or before February 28, 2011, (ii) an EELP Unitholder failing to provide to Newco two signed copies of the necessary prescribed election forms, duly completed, on or before April 30, 2011, (iii) the proper completion of any election form or any election form failing to comply with the provisions of the Tax Act (or any applicable provincial or territorial income tax laws), or (iv) any taxes, interest, penalties or any other costs or damages resulting from the foregoing, including the failure by an EELP Unitholder to properly complete the election forms or to provide such forms in the form and manner prescribed by the Tax Act (or any applicable provincial or territorial income tax laws). In its sole discretion, Newco may choose to provide an EELP Unitholder (or its Nominee) with the necessary prescribed federal election forms if a duly completed Letter of Transmittal, with the above-described box checked, is received by the Depositary after February 28, 2011, or to sign and file with the Canada Revenue Agency election forms received by it after April 30, 2011, but in either case Newco will have no obligation to do so.

ARTICLE 4

OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1
From and after the Effective Time, certificates formerly representing Trust Units and EELP Units that were exchanged pursuant to Section 3.1 shall represent only the right to receive the Common Shares to which holders are entitled under Article 3 of the Arrangement (including the certificates representing such Common Shares) and dividends or distributions with respect thereto.

4.2
Newco Amalco shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Trust Units or EELP Units, as applicable, of a duly executed Letter of Transmittal and the certificates representing such Trust Units or EELP Units, as applicable, together with such other documents and instruments as the Depository may reasonably require, either:

  (a)
  forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

  (b)
  if requested by such former holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such former holder;

    certificates or other evidence of ownership (including, without limitation, a "Direct Registration Advice"), representing the number of Common Shares to be delivered to such former holders under the Arrangement.

4.3
If any certificate which immediately prior to the Effective Time represented an interest in outstanding Trust Units or EELP Units that were exchanged pursuant to Section 3.1 hereof has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration may be required to, as a condition precedent to the receipt thereof, give a bond to Newco Amalco and its transfer agent, which bond is in form and substance satisfactory to Newco Amalco and its transfer agent, acting reasonably, or shall otherwise indemnify Newco Amalco and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4
No certificates representing a fractional Common Share shall be issued under this Plan of Arrangement. In lieu of any fractional Common Share, each registered holder of Trust

  Units or EELP Units otherwise entitled to a fractional interest in a Common Share, shall receive the nearest whole number of Common Shares (with fractions equal to exactly 0.5 being rounded up).

4.5
References in this Article 4 to certificates representing Trust Units or EELP Units shall be deemed to include certificates representing securities of predecessor entities of the Fund and EELP, as applicable, which have not been exchanged for certificates representing Trust Units or EELP Units, as applicable.

ARTICLE 5

AMENDMENTS

5.1
The Fund, EELP, EnerMark and Newco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (a) set out in writing; (b) filed with the Court and, if made following the Meeting, approved by the Court; and (c) communicated to the Unitholders if and as required by the Court.

5.2
Other than as may be required under the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Fund, EELP, EnerMark or Newco at any time prior to or at the Meeting (provided that all such parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting, shall become part of this Plan of Arrangement for all purposes.

5.3
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of the Fund, EELP, EnerMark and Newco.

5.4
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time by Newco Amalco provided that it is not adverse to the financial or economic interests of any former holder of Trust Units or EELP Units.

ARTICLE 6

WITHHOLDINGS

6.1
Newco Amalco and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable under this Plan of Arrangement to any Unitholder such amounts as Newco Amalco or the Depositary determines, acting reasonably, are required to be deducted and withheld with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Unitholders in respect of which such deduction and withholding was made; provided that, such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 7

FURTHER ASSURANCES

7.1
Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Arrangement Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein. The Fund, EELP, EnerMark and Newco may agree not to implement this Plan of Arrangement, notwithstanding the passing of the Arrangement Resolution approving the Arrangement by the Unitholders and the receipt of the Final Order.

APPENDIX "B"
INTERIM ORDER

      Action No. 1001-15446

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

    IN THE MATTER OF SECTION 193 OF THE
    BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

    AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ENERPLUS RESOURCES FUND, ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP, ENERMARK INC., ENERPLUS CORPORATION, ENERPLUS COMMERCIAL TRUST, ENERPLUS ECT RESOURCES LTD., ENERPLUS HOLDINGS II LTD., ENERPLUS FINANCE LIMITED PARTNERSHIP, ENERPLUS LIMITED PARTNERSHIP II, ENERMARK MANAGEMENT INC., 1239351 ALBERTA ULC, ENERPLUS FET TRUST, ENERPLUS OIL & GAS LTD., ENERPLUS RESOURCES CORPORATION, 1239337 ALBERTA ULC, THE HOLDERS OF TRUST UNITS OF ENERPLUS RESOURCES FUND AND THE HOLDERS OF CLASS B LIMITED PARTNERSHIP UNITS OF ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP

BEFORE THE HONOURABLE	)	At the Court House, at Calgary, Alberta, on
MADAM JUSTICE K. M. EIDSVIK	)	Friday, the 22nd day of October, 2010
IN CHAMBERS	)

INTERIM ORDER

UPON the Petition (the "Petition") of Enerplus Resources Fund (the "Fund"), Enerplus Exchangeable Limited Partnership ("EELP"), EnerMark Inc. ("EnerMark") and Enerplus Corporation ("Newco") (collectively, the "Petitioners");

AND UPON reading the Petition and the Affidavit of Robert J. Waters, the Senior Vice President & Chief Financial Officer of EnerMark (on its own behalf and in its capacity as administrator of the Fund and general partner of EELP) and Newco (the "Affidavit"), filed;

AND UPON hearing counsel for the Petitioners;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this Application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c.B-9, as amended (the "ABCA") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

  (a)
  the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of the Fund (the "Information Circular"), a draft copy of which is attached as Exhibit "A" to the Affidavit; and

  (b)
  all references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavit in the form attached as Exhibit "A" to the Arrangement Agreement, which is attached as Appendix "A" to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

1.
The proposed course of action is an "Arrangement" within the definition of the ABCA and the Petitioners may proceed with the Arrangement as described in the Affidavit.

General

2.
The Fund shall seek approval of the Arrangement by the holders (the "Trust Unitholders") of trust units of the Fund (the "Trust Units") and the holders (the "EELP Unitholders") of Class B limited partnership units of EELP (the "EELP Units", and together with the Trust Units, the "Units") in the manner set forth below.

Meeting

3.
The Fund shall call and conduct a meeting (the "Meeting") of Trust Unitholders and EELP Unitholders (collectively, the "Unitholders") on December 9, 2010. At the Meeting, Unitholders will consider and vote upon the Arrangement Resolution and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.
A quorum at the Meeting shall consist of two or more persons present in person either holding personally or representing as proxies not less than 5% of the issued and outstanding Trust Units. The Trust Units that may be issued upon the exchange of EELP Units represented in person or by proxy at the Meeting shall be counted as Trust Units in the determination of quorum for the Meeting. If a quorum is not present at the Meeting within one-half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to a Business Day being not less than ten (10) days following the day appointed for the Meeting and to such place and time as may be appointed by the Chairman of the Meeting. Not less than five (5) days' prior written notice shall be given of the time and place of the adjourned Meeting. If at such adjourned Meeting a quorum is not present, the Unitholders present either personally or by proxy shall form a quorum for all purposes, and any business may be brought before or dealt with at such an adjourned Meeting which might have been brought before or dealt with at the original Meeting in accordance with the notice of the original Meeting.

5.
Each Trust Unit entitled to be voted at the Meeting will entitle the Trust Unitholder to one vote at the Meeting, and each EELP Unit will entitle an EELP Unitholder to 0.425 of a vote at the Meeting, in respect of the Arrangement Resolution and any other matters to be considered at the Meeting. The Board of Directors has fixed a record date for the Meeting of October 25, 2010 (the "Record Date"). Only Unitholders whose names have been entered on the register of Trust Units or EELP Units, as applicable, at close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in accordance with this paragraph 5, even if such Unitholders have disposed of their Units following the Record Date. Unitholders who acquire their Units after the Record Date will not be entitled to vote such Units at the Meeting. In addition, Units owned directly or indirectly by the Fund, Newco or any affiliates thereof will not be entitled to a vote at the Meeting.

6.
The Chairman of the Meeting shall be any officer or director of EnerMark.

7.
The only persons entitled to attend and speak at the Meeting shall be Unitholders or their authorized representatives, the Fund's counsel, directors and officers of EnerMark and Newco, the Fund's auditors, and the Executive Director.

8.
The number of votes required to pass the Arrangement Resolution shall be not less than 2/3 of the votes cast by the Unitholders voting as a single class, either in person or by proxy, in respect of the Arrangement Resolution at the Meeting.

9.
To be valid, a proxy must be deposited with the Fund in the manner described in the Information Circular.

10.
Any accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Notice

11.
An Information Circular, substantially in the form attached as Exhibit "A" to the Affidavit, with amendments thereto as counsel for the Petitioners may determine necessary or desirable (such amendments not being inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail at least 21 days prior to the date of the Meeting to the Unitholders at the addresses for such holders recorded in the records of the Fund and EELP at the close of business on the Record Date, and shall either be mailed by prepaid ordinary mail or sent by email at least 21 days prior to the date of the Meeting to the directors of EnerMark, the directors of Newco, and the auditors of the Fund. In calculating the 21 day period, the date of the mailing shall be included and the date of the Meeting shall be excluded.

12.
An Information Circular as described above, shall be provided to the Executive Director by prepaid ordinary mail or delivery by email at least 21 days prior to the Meeting.

13.
Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Unitholders, the directors of EnerMark, the directors of Newco, the auditors of the Fund and the Executive Director of:

(a)
the Petition;

(b)
this Order;

(c)
the Notice of Meeting; and

(d)
the Notice of Petition;

  all in substantially the forms set forth in the Information Circular, together with instruments of proxy, voting directions and such other material as the Fund and EELP may consider fit.

Final Application

14.
Subject to any further Order of this Court, and provided that the Unitholders have approved the Arrangement in the manner directed by this Court and the directors of EnerMark have not revoked that approval, the Petitioners may proceed with an application for approval of the Arrangement and the Final Order on December 10, 2010 at 9:00 a.m. (Calgary time) or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Unitholders, the Fund, EELP, EnerMark, Newco and the subsidiaries of the Fund who are parties to the Arrangement, and all other persons will be bound by the Arrangement in accordance with its terms.

15.
Any Unitholder or other interested party desiring to appear and make submissions at the application for the Final Order (an "Interested Party") is required to file with this Court and serve upon the Fund before the end of business (Calgary time) on December 3, 2010 a Notice of Intention to Appear, including the Interested Party's address for service, together with any evidence or materials upon which the Interested Party intends to rely or otherwise present to the Court. Service of this Notice on the Fund shall be effected by service upon the solicitors for the Fund, Blake, Cassels & Graydon LLP, Suite 3500, 855 - 2nd Street SW, Calgary, Alberta, T2P 4J8, Attention: Chad Schneider.

16.
In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 15 of this Order shall have notice of the adjourned date.

Leave to Vary Interim Order

17.
The Petitioners are entitled, at any time, to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

"K.M. Eidsvik" J.C.Q.B.A.

ENTERED this 22nd day of October, 2010.

"A. Tepitich" Clerk of the Court of Queen's Bench of Alberta

Action No.	1001-15446

IN THE COURT OF QUEEN'S BENCH OF ALBERTA JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ENERPLUS RESOURCES FUND, ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP, ENERMARK INC., ENERPLUS CORPORATION, ENERPLUS COMMERCIAL TRUST, ENERPLUS ECT RESOURCES LTD., ENERPLUS HOLDINGS II LTD., ENERPLUS FINANCE LIMITED PARTNERSHIP, ENERPLUS LIMITED PARTNERSHIP II, ENERMARK MANAGEMENT INC., 1239351 ALBERTA ULC, ENERPLUS FET TRUST, ENERPLUS OIL & GAS LTD., ENERPLUS RESOURCES CORPORATION, 1239337 ALBERTA ULC, THE HOLDERS OF TRUST UNITS OF ENERPLUS RESOURCES FUND AND THE HOLDERS OF CLASS B LIMITED PARTNERSHIP UNITS OF ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP

INTERIM ORDER

BLAKE, CASSELS & GRAYDON LLP Barristers & Solicitors 3500, 855 Second Street SW Calgary, Alberta T2P 4J8

Attention: David Tupper Tel. No. (403) 260-9722 Fax No. (403) 260-9700

Our File No. 85337/128

 APPENDIX "C"

ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1.
the arrangement ("Arrangement") under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement (the "Plan of Arrangement") attached as Exhibit "A" to Appendix "A" to the Information Circular and Proxy Statement of Enerplus Resources Fund (the "Fund") dated October 25, 2010 (the "Information Circular") and all transactions contemplated thereby, be and are hereby authorized and approved;

2.
the arrangement agreement ("Arrangement Agreement") dated October 22, 2010 among the Fund, Enerplus Exchangeable Limited Partnership ("EELP"), EnerMark Inc. ("EnerMark") and Enerplus Corporation ("Newco"), a copy of which is attached as Appendix "A" to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.
notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of EnerMark may, without further notice to or approval of the unitholders of the Fund or EELP, subject to the terms of the Arrangement Agreement and the Plan of Arrangement, amend, modify, supplement or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution and not proceed with the Arrangement at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

4.
any director or officer of EnerMark is hereby authorized, for and on behalf of EnerMark, the Fund and EELP, and any director or officer of Newco is hereby authorized, for and on behalf of Newco, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

C-1

 APPENDIX "D"

INFORMATION CONCERNING NEWCO

NOTICE TO READER

      Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the Arrangement has been completed as disclosed in the Information Circular to which this Appendix is attached. Following completion of the Arrangement, Newco will be the public corporation resulting from the reorganization of Enerplus' trust structure into a corporate structure.

      Unless the context indicates otherwise, capitalized terms which are used in this Appendix but not otherwise defined in this Appendix shall have the meaning ascribed to such terms in the "Glossary" section of the Information Circular to which this Appendix is attached.

FORWARD-LOOKING STATEMENTS

      This Appendix contains forward-looking statements. All statements other than statements of historical fact contained in this Appendix are forward-looking statements. Reference is made to the section entitled "Introduction — Note Regarding Forward-Looking Statements and Information" in the body of the Information Circular to which this Appendix is attached for information regarding forward-looking statements. The forward-looking statements included in this Appendix are made as of the date of the Information Circular and neither the Fund nor Newco undertakes any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise, unless so required by applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Incorporation

      Newco was incorporated on August 12, 2010 pursuant to the provisions of the ABCA. Newco's principal and registered office is located at The Dome Tower, Suite 3000, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1. Pursuant to the Plan of Arrangement, Newco will, among other things, be amalgamated with EnerMark and certain other direct and indirect subsidiaries of the Fund and continue as "Enerplus Corporation".

Structure

      The following chart indicates Newco's major subsidiaries, including their jurisdictions of formation and the percentage of common equity or other ownership interest held or controlled, directly or indirectly, by Newco or its subsidiaries following completion of the Arrangement and certain additional post-Arrangement transactions anticipated to occur on January 1, 2011 to simplify Newco's corporate structure.

Note:

(1)
All of the partnership interests in Enerplus Partnership will be owned by Newco and a wholly-owned subsidiary of Newco that is otherwise not material.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

      Newco was incorporated on August 12, 2010 for the sole purpose of participating in the Arrangement and has not carried on any active business since its incorporation other than executing the Arrangement Agreement. Pursuant to the Arrangement, Newco will, among other things, acquire all of the assets and will assume all of the liabilities of the Fund. The former Unitholders will become the Shareholders of Newco. For a description of the historical development of the business of the Fund, see "General Development of Enerplus Resources Fund" in the AIF.

      As a result of the completion of the Arrangement, Newco will become a reporting issuer in each of the provinces and territories of Canada and will become subject to the informational reporting requirements under the securities laws of such jurisdictions.

      Enerplus has applied to list the Newco Common Shares on the TSX and the NYSE under the symbol "ERF". See "The Arrangement — Approvals — Stock Exchange Listings" in the body of the Information Circular.

DESCRIPTION OF THE BUSINESS

General

      If approved and completed, the Arrangement will result in the reorganization of the Fund's trust structure into a corporation, Newco. Newco is an ABCA corporation and, together with its subsidiaries, will continue to carry on the business carried on by Enerplus prior to the Effective Time. See "Business of Enerplus", "Oil and Natural Gas Reserves" and "Supplemental Operational Information" in the AIF, the 2009 MD&A of the Fund and the Fund's management's discussion and analysis for the three and six months ended June 30, 2010, each of which is incorporated by reference into the Information Circular.

MANAGEMENT'S DISCUSSION AND ANALYSIS

      The following management's discussion and analysis is dated October 25, 2010 and is to be read in conjunction with Newco's audited balance sheet as at September 30, 2010 included as Exhibit "A" to this Appendix "D".

      As at September 30, 2010, and as at the date of the Information Circular, Newco has not conducted any business or operations other than to execute the Arrangement Agreement, and has issued one Common Share to the Fund in connection with its organization.

      If the Arrangement is completed, the business of the Fund will be carried on by Newco following the Effective Date. Newco's financial position, risks and outlook after the Arrangement is completed will be substantially the same as those outlined in the 2009 MD&A and the AIF incorporated by reference in the Information Circular, in addition to the risk factors further described in this Appendix "D". See "Risk Factors" below.

      Since the Arrangement does not contemplate a change of control for accounting or tax purposes, it will be treated as a change in the business form and will be accounted for as a continuity of interests. Accordingly, the financial statements of Newco will reflect the assets and liabilities of the Fund at the respective carrying amounts. There may be changes to the carrying amount of future income tax assets and liabilities which will be recovered through future earnings. The change in future tax rates associated with Newco may result in a higher future tax liability and corresponding reduction to shareholders' equity and these changes may be material.

      In 2011, Newco will begin to report its financial results under International Financial Reporting Standards ("IFRS"). As the Fund is continuing to finalize its IFRS accounting policies, as at the date of this document it is not able to provide guidance as to what additional changes may result under IFRS.

      Newco has agreed to indemnify its directors and officers, to the extent permitted under corporate law, against costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their services. Newco's directors and officers are covered by directors' and officers' liability insurance. No amount has been recorded with respect to the indemnification agreements in Newco's audited balance sheet. See the audited balance sheet of Newco attached as Exhibit "A" to this Appendix "D".

      Readers are encouraged to review the 2009 MD&A of the Fund which has been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and which is incorporated by reference into the Information Circular.

DESCRIPTION OF CAPITAL STRUCTURE

      The authorized capital of Newco consists of an unlimited number of Common Shares and a number of Preferred Shares, issuable in series, which is limited to an amount equal to not more than one-quarter of the number of issued and outstanding Common Shares at the time of the issuance of any such Preferred Shares. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares and the Preferred Shares.

Common Shares

      Holders of Common Shares are entitled to receive notice of and to attend all meetings of Shareholders of Newco and to one vote at such meetings for each Common Share held. The holders of the Common Shares are, at the discretion of the Newco Board of Directors and subject to applicable legal restrictions and subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, entitled to receive any dividends declared by the Newco Board of Directors on the Common Shares and to share in the remaining property of Newco upon liquidation, dissolution or winding-up.

Preferred Shares

      The Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto as shall be fixed from time to time by the Board of Directors. Subject to the provisions of the ABCA, the Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series. The Preferred Shares shall be entitled to preference over the Common Shares and any other shares of Newco ranking junior to the said Preferred Shares with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Newco, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares and any other shares of Newco ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

DIVIDENDS

      Upon completion of the Arrangement, the Board of Directors of Newco will be responsible for determining the dividend policy of Newco from time to time. As Newco is an ABCA corporation, the dividend policy must comply with the requirements of the ABCA, including satisfying the dividend test applicable to ABCA corporations. Assuming that the Arrangement is completed on January 1, 2011, Newco intends to establish an initial dividend policy of paying monthly dividends to holders of Common Shares, with an initial monthly dividend of $0.18 per Common Share (which would aggregate $2.16 annually) payable on February 20, 2011 to Shareholders of record on February 10, 2011. Notwithstanding the above, any decision to pay dividends on the Common Shares will be made by the Board of Directors of Newco on the basis of Newco's earnings, financial requirements and other conditions existing at such future time. There can be no guarantee that Newco will maintain its dividend policy. See "The Arrangement — Effect of the Arrangement — Effect on Unitholders and on Distributions" in the body of the

Information Circular, "Risk Factors — Uncertainty of Future Dividend Payments" in this Appendix "D" and "Distributions to Unitholders" in the AIF.

      Newco also plans to adopt the Newco DRIP at the Effective Time under which eligible Canadian-resident holders of Common Shares will have the opportunity to accumulate additional Common Shares at a 5% discount to an average market price by reinvesting the cash dividends declared and paid by Newco on the holder's Common Shares, commencing with the first monthly dividend to be paid by Newco on February 20, 2011 to Shareholders of record on February 10, 2011. Newco is considering making the Newco DRIP available to U.S.-resident Shareholders in 2011, and further details will be provided in the future. For additional information on the Newco DRIP, see "The Arrangement — Effect on the Fund's Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan" in the Information Circular.

PRO FORMA CONSOLIDATED CAPITALIZATION

      The following table sets forth the consolidated capitalization of Newco as of June 30, 2010 both before and on an unaudited pro forma basis after giving effect to the Arrangement. See also the audited balance sheet of Newco as of September 30, 2010 set forth in Exhibit "A" to this Appendix "D":

Designation	Authorized	As at June 30, 2010 before giving effect to the Arrangement(1)	Pro Forma as at June 30, 2010 after giving effect to the Arrangement (in thousands, except number of shares)
Shareholders' Capital	Unlimited	$—	$4,191,463	(3)
		(Nil Common Shares)	(177,714,000 Common Shares)(2)
Senior Unsecured Notes	N/A	$—	$528,359
Bank Credit Facility	N/A	$—	$170,007

Notes:

(1)
Newco did not exist at June 30, 2010 but was incorporated on August 12, 2010, at which time it issued one (1) Common Share to the Fund for consideration of $10. This initial share will be repurchased and cancelled by Newco as part of the Plan of Arrangement.

(2)
Assumes the same number of Trust Units (including Trust Units issuable upon the exchange of the EELP Units) are outstanding as were outstanding on June 30, 2010. At June 30, 2010, 6,099,000 TURIP Rights were outstanding and held by officers and employees of Enerplus with a weighted average exercise price of $31.79, of which 2,948,000 were exercisable with a weighted average exercise price of $40.60. See "Options to Purchase Securities" below in this Appendix.

(3)
As part of the Arrangement, for accounting purposes, the consolidated share capital of Newco will be reduced, without any payment or reduction to its stated capital, by the amount of the Fund's consolidated accounting deficit immediately prior to the Effective Date, which as at June 30, 2010 was approximately $1,540,605,000.

OPTIONS TO PURCHASE SECURITIES

      At the Meeting, Unitholders will be asked to consider, and if thought advisable, approve the adoption of the Newco Stock Option Plan, as described under "Other Matters to be Considered at the Meeting — Approval of the Newco Stock Option Plan" in the Information Circular. A copy of the Newco Stock Option Plan is set out in Appendix "E" to the Information Circular. If approved by the Unitholders at the Meeting, the Newco Stock Option Plan, along with the amended and restated TURIP Plan, would be the only securities-based compensation arrangements adopted by Newco upon completion of the Arrangement pursuant to which Common Shares may be issued from treasury. The Newco Stock Option Plan will provide that, at all times, 10% of the issued and outstanding Common Shares (on a non-diluted basis), less the number of Common Shares that may be issued pursuant to other securities-based compensation arrangements where securities of Newco may be issued from treasury, will be reserved and available for issuance upon the exercise of Options.

      If the Arrangement is completed, the TURIP Plan will be amended and restated, as permitted by the amendment provisions of that plan, to reflect the conversion of the Fund to a corporation, including to provide that each TURIP Right shall, following the Effective Time, entitle the holder thereof to purchase an equivalent number of Common Shares in lieu of Trust Units on the same basis and at the same price as such TURIP Right was exercisable for Trust Units prior to the Effective Time and subject to the terms of the TURIP Plan, as amended. No adjustment will be made to the exercise price or vesting terms of such TURIP Rights as a result of the Arrangement and no accelerated vesting of TURIP Rights will occur as a result of the Arrangement. See "The Arrangement — Effect of the Arrangement — Effect on Holders of TURIP Rights and Other Incentive Awards". For a description of the terms of the existing TURIP Plan, see "Executive Compensation — Incentive Plan Awards" in the 2010 AGM Circular, which is incorporated herein by reference.

      Additionally, if both the Arrangement and the Newco Stock Option Plan are approved by Unitholders at the Meeting, the Board of Directors has resolved to amend the TURIP Plan, as permitted by the amendment provisions of such plan, to limit the number of Common Shares reserved for issuance under the TURIP Plan to the number of TURIP Rights outstanding at the Effective Date, replacing the current limit of 5% of the issued and outstanding Trust Units at any time.

      If the Arrangement is approved by Unitholders at the Meeting and the Newco Stock Option Plan is not approved by Unitholders at the Meeting, the Board of Directors will remain entitled to issue the same number of rights to purchase Common Shares under the TURIP Plan as is currently the case (i.e. 5% of the issued and outstanding Common Shares at any particular time). In addition, if the Newco Stock Option Plan is not approved by the Unitholders at the Meeting (and whether or not the Arrangement is approved by the Unitholders), the Board of Directors will consider alternative means to provide comparable compensation to the officers, employees, consultants and service providers of Newco in the form of cash or by other appropriate arrangements following completion of the Arrangement.

      For additional details regarding the proposed terms of the Newco Stock Option Plan and the proposed amendments to the TURIP Plan, see "Other Matters to be Considered at the Meeting — Approval of the Newco Stock Option Plan" in the Information Circular.

PRIOR SALES

      Prior to the Effective Date, Newco has not issued any securities other than the one Common Share currently held by the Fund, which will be repurchased and cancelled by Newco as part of the Arrangement. Common Shares will be issued to Unitholders pursuant to the Arrangement in consideration for the transfer of their Trust Units and EELP Units to Newco as part of the Arrangement, on the basis of one Common Share for each Trust Unit and 0.425 of a Common Share for each EELP Unit so transferred.

PRINCIPAL SHAREHOLDERS

      To the knowledge of the directors and executive officers of Enerplus, as of the date of the Information Circular, no person will, following the completion of the Arrangement, beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares.

DIRECTORS AND EXECUTIVE OFFICERS

      Following the completion of the Arrangement, it is anticipated that the Board of Directors and senior management of Newco will be comprised of all of the current directors and senior management of Enerplus. See "Matters to be Acted Upon at the Meeting — Election of Directors of EnerMark Inc." in the 2010 AGM Circular for additional information regarding the existing directors of Enerplus, with the exception of Mr. Elliott Pew, who was appointed to the Board of Directors on September 1, 2010.

Directors of Newco

      The name, municipality of residence, year of appointment as a director of Enerplus, principal occupation for the past five years and number of Trust Units beneficially owned, or controlled or directed, directly or indirectly, for each proposed director of Newco are set forth below.

Name and Residence	Director Since	Principal Occupation for Past Five Years	Trust Units Beneficially Owned(9)
Edwin V. Dodge(4)(6) Vancouver, British Columbia, Canada	May 2004	Corporate director.	12,770
Robert B. Hodgins(2)(3) Calgary, Alberta, Canada	November 2007	Corporate director.	7,645
Gordon J. Kerr Calgary, Alberta, Canada	May 2001	President and Chief Executive Officer of Enerplus.	119,967
Douglas R. Martin(1) Calgary, Alberta, Canada	September 2000	President of Charles Avenue Capital Corp. (a private merchant banking company).	7,849
David P. O'Brien(3)(7) Calgary, Alberta, Canada	March 2008	Corporate director, including Chairman of EnCana Corporation (a TSX and NYSE-listed oil and gas company) and Chairman of the Royal Bank of Canada (a TSX and NYSE-listed Canadian chartered bank).	47,364
Elliott Pew(5) Boerne, Texas, U.S.A.	September 2010	Director of Common Resources II, L.L.C. (a private oil and gas company) since May 2010. Prior thereto, Chief Operating Officer of Common Resources L.L.C. (a private oil and gas company) from March 2007 to May 2010. Prior thereto, Executive Vice President Exploration of Newfield Exploration Company (an NYSE-listed oil and gas company) from November 2004 to December 2006.	Nil
Glen D. Roane(2)(3) Canmore, Alberta, Canada	June 2004	Corporate director.	19,679

Name and Residence	Director Since	Principal Occupation for Past Five Years	Trust Units Beneficially Owned(9)
W.C. (Mike) Seth(3)(5) Calgary, Alberta, Canada	August 2005	President of Seth Consultants Ltd. (a private consulting firm) since June 2006. From July 2005 to June 2006, Mr. Seth was Chairman of McDaniel & Associates Consultants Ltd. ("McDaniel") (a petroleum engineering consulting firm). Prior thereto, President and Managing Director of McDaniel.	11,770
Donald T. West(5)(6) Calgary, Alberta, Canada	April 2003	Independent businessman.	9,051
Harry B. Wheeler(2)(4) Calgary, Alberta, Canada	January 2001	President of Colchester Investments Ltd. (a private investment firm).	288,861
Clayton H. Woitas(5)(6) Calgary, Alberta, Canada	March 2008	President of Range Royalty Management Ltd. (a private energy company) since June 2006. Prior thereto, Chairman and Chief Executive Officer of Profico Energy Management Ltd. (a private oil and gas company).	1,741,087
Robert L. Zorich(4)(8) Houston, Texas, U.S.A.	January 2001	Managing Director of EnCap Investments L.P. (a private firm that provides private equity financing to the oil and gas industry).	20,471

Notes:

(1)
Chairman of the board of directors and ex officio member of all committees of the board of directors.

(2)
The Audit & Risk Management Committee is comprised of Robert B. Hodgins as Chairman, Glen D. Roane and Harry B. Wheeler.

(3)
The Corporate Governance & Nominating Committee is comprised of Glen D. Roane as Chairman, Robert B. Hodgins, David P. O'Brien and W.C. (Mike) Seth.

(4)
The Compensation & Human Resources Committee is comprised of Robert L. Zorich as Chairman, Edwin V. Dodge and Harry B. Wheeler.

(5)
The Reserves Committee is comprised of W.C. (Mike) Seth as Chairman, Donald T. West, Clayton H. Woitas and Elliott Pew.

(6)
The Health, Safety, Regulatory & Environment Committee is comprised of Edwin V. Dodge as Chairman, Donald T. West and Clayton H. Woitas.

(7)
Mr. O'Brien was a director of Air Canada in April 2003 when Air Canada filed for protection under the Companies' Creditors Arrangement Act (Canada). Mr. O'Brien resigned as a director from Air Canada in November 2003.

(8)
In late 1997, Mr. Zorich was appointed to the board of directors of Benz Energy Inc. ("Benz"), a Vancouver Stock Exchange (later the Canadian Venture Exchange and now the TSX Venture Exchange) listed company at the time, as a representative of Mr. Zorich's employer, EnCap Investments L.P., which had provided certain financing to Benz. On

  November 8, 2000, Benz, together with its wholly-owned subsidiary, Texstar Petroleum Inc., jointly filed a petition for protection under United States federal bankruptcy law, and on January 19, 2001, the shares of Benz were made subject to a cease trade order by the Alberta Securities Commission and suspended from trading on the Canadian Venture Exchange Inc. for failing to file required financial information.

(9)
As of October 15, 2010 and includes the number of Trust Units into which any EELP Units held by such director are exchangeable for no additional consideration.

Executive Officers of Newco

      The name, municipality of residence, position held and principal occupation for the past five years for each executive officer of Newco are set out below.

Name and Residence	Office	Principal Occupation for Past Five Years
Gordon J. Kerr Calgary, Alberta, Canada	President & Chief Executive Officer	President & Chief Executive Officer of Enerplus.
Ian C. Dundas Calgary, Alberta, Canada	Executive Vice President	Executive Vice President, Enerplus since March 2010. Prior thereto, Senior Vice President, Business Development of Enerplus.
Robert J. Waters Calgary, Alberta, Canada	Senior Vice President & Chief Financial Officer	Senior Vice President & Chief Financial Officer of Enerplus.
Jo-Anne M. Caza Calgary, Alberta, Canada	Vice President, Investor Relations & Corporate Communications	Vice President, Investor Relations and Corporate Communications since January 2008. Prior thereto, Vice President, Investor Relations of Enerplus.
Raymond J. Daniels Calgary, Alberta, Canada	Vice President, Development Services & Oil Sands	Vice President, Development Services & Oil Sands of Enerplus since July 2009. Prior thereto, Vice President, Oil Sands of Enerplus since December 2007. Prior thereto, Vice President, Surmont Development, Surmont Opportunity Manager and Asset Manager, Central Region, each with ConocoPhillips Canada (an oil and gas company).
Rodney D. Gray Calgary, Alberta, Canada	Vice President, Finance	Vice President, Finance of Enerplus.
Dana W. Johnson Denver, Colorado, U.S.A.	President, U.S. Operations	President, U.S. Operations of Enerplus since May 2008. Prior thereto, Senior Vice President and Chief Operating Officer of Quicksilver Resources Canada Inc., (a wholly-owned subsidiary of NYSE-listed Quicksilver Resources Inc., an oil and gas exploration and production company).

Name and Residence	Office	Principal Occupation for Past Five Years
Lyonel G. Kawa Calgary, Alberta, Canada	Vice President, Information Services	Vice President, Information Services since January 2007. Prior thereto, Manager, Information Systems and Technology with Burlington Resources Canada Ltd. (an oil and gas exploration and production company).
Robert A. Kehrig Calgary, Alberta, Canada	Vice President, Resource Development	Vice President, Resource Development of Enerplus since October 2008. Prior thereto, Manager in Enerplus' Business Development group.
Jennifer F. Koury Calgary, Alberta, Canada	Vice President, Corporate Services	Vice President, Corporate Services of Enerplus since October 2006. Prior thereto, a private consultant.
Eric G. Le Dain Calgary, Alberta, Canada	Vice President, Strategic Planning, Reserves & Marketing	Vice President, Strategic Planning, Reserves & Marketing of Enerplus since March 2010. Prior thereto, Vice President, Regulatory, Environment and Marketing of Enerplus since December 2008. Prior thereto, Vice President, Marketing of Enerplus since September 2006. Prior thereto, Executive Director of Energy Marketing of UBS Commodities Canada Ltd. (a financial services company).
David A. McCoy Calgary, Alberta, Canada	Vice President, General Counsel & Corporate Secretary	Vice President, General Counsel & Corporate Secretary of Enerplus.
Robert W. Symonds Calgary, Alberta, Canada	Vice President, Canadian Operations	Vice President, Canadian Operations of Enerplus since March 2009. Prior thereto, Vice President — Foothills & Corporate Development of Compton Petroleum Corporation (an oil and gas exploration and production company) since February 2008. Prior thereto, Vice President — Foothills Business Unit of Shell Canada Limited (an oil and gas company).

Name and Residence	Office	Principal Occupation for Past Five Years
Kenneth W. Young Calgary, Alberta, Canada	Vice President, Land	Vice President, Land of Enerplus since November 2008. Prior thereto, Vice President, Land at Avant Garde Energy Corp. (a private oil and gas exploration and production company) since 2008. Prior thereto, independent consultant since 2007. Prior thereto, Vice President, Land of Zargon Oil & Gas Ltd. (a subsidiary of Zargon Energy Trust, an oil and gas income trust).
Jodine J. Jenson Labrie Calgary, Alberta, Canada	Controller, Finance	Controller, Finance of Enerplus since March 2006. Prior thereto, Manager, Finance of Enerplus.

Aggregate Trust Unit Ownership

      As of October 15, 2010, the directors and executive officers named beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 765,924 Trust Units, representing approximately 0.4% of the outstanding Trust Units as of that date, and 4,007,652 EELP Units, representing approximately 99% of the outstanding EELP Units as of that date. In the aggregate, such securities represent approximately 1.4% of the aggregate voting securities of the Fund.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders or Bankruptcies

      To the knowledge of Enerplus and Newco, except as disclosed in the footnotes to the table under "— Directors of Newco" above, no proposed director or executive officer of Newco: (a) is, as at the date of the Information Circular, or has been, within the ten (10) years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days (an "Order") that was issued while the proposed nominee was acting in the capacity as a director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; (b) is, as at the date of the Information Circular, or has been within ten (10) years before the date of the Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the ten (10) years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee.

Penalties or Sanctions

      To the knowledge of Enerplus and Newco, except as disclosed in the footnotes to the table under "— Directors of Newco" above, no proposed director or executive officer of Newco, nor any personal holding company thereof owned or controlled by them: (a) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

      To the knowledge of Enerplus and Newco, except as disclosed in the footnotes to the table under "— Directors of Newco" above, in the last ten years, no proposed director or executive officer of Newco, nor any personal holding company thereof owned or controlled by them, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets or the assets of his or her holding company.

Conflicts of Interest

      Certain of the directors and executive officers named above may be directors or officers of issuers which are or will be in competition with Newco, and as such may encounter conflicts of interest in the administration of their duties with respect to Newco. In situations where conflicts of interest arise, Newco expects the applicable director or executive officer to declare the conflict and, if a director of Newco, abstain from voting in respect of such matters on behalf of Newco. See "Risk Factors — Conflicts of interest may arise between Enerplus and its directors and officers" in the AIF.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      For information on Enerplus' compensation of directors and executive officers for the year ended December 31, 2009, see the 2010 AGM Circular, which is incorporated by reference into the Information Circular. In conjunction with the Arrangement, appropriate adjustments will be made to awards outstanding under Enerplus' RTU Plans at the Effective Time to reflect the conversion of the Fund to a corporation and the replacement of the Trust Units with the Common Shares of Newco. All other material terms and conditions of such awards will generally be the same as existed prior to the Effective Time, as adjusted to reflect the Arrangement. No accelerated vesting of any awards or grants made under the RTU Plans will occur as a result of the Arrangement. For a description of the terms of the existing RTU Plans, see "Executive Compensation — Incentive Plan Awards" in the 2010 AGM Circular.

      In addition to the proposed adoption of the Newco Stock Option Plan as described in the Information Circular, Newco also intends to change a portion of its long-term incentive compensation by discontinuing the existing RTU Plan for Enerplus executives and adopting a Performance Share Unit Plan (the "PSU Plan") for its executive officers and certain other management-level employees. Payouts under the PSU Plan (generally to be made three years after grant) will be based on a performance factor determined on the basis of Newco's total return to the Shareholders over a three-year performance period as compared to an established peer group. Additional details regarding the PSU Plan will be available in Newco's 2011 information circular.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Corporate Governance

      Upon completion of the Arrangement, the Newco Board of Directors will have the same five committees that the Enerplus Board of Directors had prior to the Arrangement, namely: (i) an Audit & Risk Management Committee, (ii) a Reserves Committee, (iii) a Corporate Governance & Nominating Committee, (iv) a Compensation & Human Resources Committee, and (v) a Health, Safety, Regulatory & Environment Committee. Each of the committees will be comprised of the same individuals serving as members of the respective committees of Enerplus prior to the Arrangement. See "Directors and Executive Officers" in this Appendix "D". Newco's corporate governance practices will be substantially the same as those in place for Enerplus prior to the Arrangement, and the Newco Board of Directors will administer the affairs of Newco in accordance with the requirements of the ABCA. For a description of Enerplus' corporate governance practices, see "Statement of Corporate Governance Practices" in the 2010 AGM Circular, which is incorporated by reference in the Information Circular.

Audit Committee

      Upon completion of the Arrangement, Newco will have an Audit & Risk Management Committee comprised of Robert B. Hodgins, as Chairman, Glen D. Roane and Harry B. Wheeler, each of whom is financially literate within the meaning of National Instrument 52 - 110 — Audit Committees adopted by the Canadian Securities Administrators. See "Directors and Officers — Audit & Risk Management Committee Disclosure" in the AIF.

RISK FACTORS

      Risk factors related to the business of Enerplus will generally continue to apply to Newco after the Effective Date and will not be affected by the Arrangement. If the Arrangement is completed, the business and operations of, and an investment in, Newco will be subject to the various risk factors set forth below and under "Risk Factors" in the AIF and "Risk Factors and Risk Management" in the 2009 MD&A, each of which is incorporated by reference in the Information Circular. Unitholders should carefully consider the risk factors set out below and consider all other information contained herein and in the other materials incorporated by reference herein.

Uncertainty of Future Dividend Payments

      Upon completion of the Arrangement, the Board of Directors will be responsible for determining the dividend policy of Newco from time to time. The amount and timing of dividend payments, if any, is not assured. As Newco is an ABCA corporation, the dividend policy must comply with the requirements of the ABCA, including satisfying the dividend test applicable to ABCA corporations. Newco's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, Newco's production and operational performance, commodity prices, operating cash flow generated by Newco, capital and other financial requirements for Newco's operations and the execution of its growth strategy, debt levels, access to debt and capital markets, income taxes payable and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends. The market value of the Common Shares may materially deteriorate if Newco is unable to meet its cash dividend targets or declare and pay cash dividends in the future.

Dilution to Newco Shareholders

      Newco will be authorized to issue an unlimited number of Common Shares and a number of Preferred Shares limited to one-quarter of the number of issued and outstanding Common Shares for consideration and on terms and conditions as established by the Board of Directors without the approval of Shareholders in certain instances. Newco may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of Newco which may be dilutive. The Shareholders will have no pre-emptive rights in connection with such further issues.

Exposure to increased operational risk resulting from proposed increased focus on growth-oriented projects and acquisitions

      Newco's transition from an income trust model to a hybrid growth and income-oriented model may include an increased emphasis on higher risk growth plays such as the Bakken/Tight Oil, Marcellus Shale Gas and Canadian Deep Basin Tight Gas resource plays and may expose Newco to additional risks in its business and operations than has historically been the case for Enerplus. There can be no assurance that the transition will be made successfully and will not result in adverse financial or operational results to Newco. These types of resource plays are earlier stage development projects (and in certain cases are more exploration-oriented in nature) than Enerplus has historically participated in and, as a result, there is more risk that Newco's expenditures on land, seismic and drilling may not provide economic returns. To the extent that Newco acquires properties or assets with a higher risk exploration profile, the future development and operation of such properties carries similarly high risks.

      The level of Newco's indebtedness from time to time could impair Newco's ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise. The inability of Newco to manage growth effectively and realize the anticipated growth opportunities from reorganizing the Fund into a corporate structure could have a material adverse impact on its business, operations and prospects.

Competition with other organizations in the oil and natural gas industry

      Newco may also face increased competition in its industry as other former income-oriented issuers transition to a more growth-oriented corporate model. Additionally, as Newco will be taxed as a Canadian corporation beginning in the 2011 year, Newco may be at a competitive disadvantage to other industry participants such as pension resource corporations, U.S. flow-through entities such as master limited partnerships and limited liability companies, and U.S. corporations that are able to minimize Canadian tax through the use of inter-company debt and cross-border tax planning measures.

      Unitholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to the Information Circular, the consequences of the Arrangement and the holding of Trust Units, EELP Units and Common Shares.

LEGAL PROCEEDINGS

      There are no legal proceedings to which Newco is a party or in respect of which any of its assets are subject, which is material to Newco, and Newco is not aware of any such proceedings that are contemplated. Newco has not been subject to any penalties or sanctions, and has not entered into any settlement agreements, imposed by a court or regulatory body relating to securities or other legislation within the last three years.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

      Except as disclosed in the Information Circular or this Appendix, none of Newco's current or proposed directors or executive officers, nor the Fund, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction or any proposed transaction that has materially affected or will materially affect Newco.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

      The auditors of Newco are Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta.

Transfer Agent and Registrar

      Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario, will be the registrar and transfer agent for the Common Shares in Canada. Computershare Trust Company N.A., at its principal office in Golden, Colorado, will be the transfer agent for the Common Shares in the United States.

MATERIAL CONTRACTS

      Other than the proposed Shareholder Rights Plan proposed to be entered into on the Effective Date as described under "Other Matters to be Considered at the Meeting — Approval of the Newco Shareholder Rights Plan" in the Information Circular, the only contract entered into by Newco, that materially affects Newco, during the past two years or to which Newco will become a party on or prior to the Effective Date, and that can reasonably be regarded as material to a proposed investor of Common Shares, other than contracts entered into in the ordinary course of business, is the Arrangement Agreement, which is attached as Appendix "A" to the body of the Information Circular.

EXHIBIT "A"
TO APPENDIX "D"

AUDITED BALANCE SHEET OF NEWCO

Auditors' Report

To the Board of Directors of Enerplus Corporation

      We have audited the balance sheet of Enerplus Corporation (the "Corporation") as at September 30, 2010. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

      We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Corporation as at September 30, 2010 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta October 25, 2010	(signed) "Deloitte & Touche LLP" Chartered Accountants

Enerplus Corporation
Balance Sheet
As at September 30, 2010

Assets
Cash	$10

Shareholder's Equity
Share Capital (Note 2)	$10

Approved by the Board of Directors

(signed) "Gordon J. Kerr" Director	(signed) "Robert J. Waters" Director

Enerplus Corporation
Notes to the Balance Sheet
As at September 30, 2010

1.     Incorporation and basis of presentation

  Enerplus Corporation (the "Corporation") was incorporated under the provisions of the Business Corporations Act (Alberta) on August 12, 2010, with one (1) common share issued to Enerplus Resources Fund for cash consideration of $10. The Corporation was formed to become the ultimate parent in a proposed Arrangement described in Note 3. Other than the issuance of the common share there have been no other activities and the Corporation will be inactive until the proposed Arrangement is completed. This balance sheet has been prepared in accordance with Canadian generally accepted accounting principles.

2.     Share capital

  The Corporation is authorized to issue an unlimited number of common shares and a number of preferred shares, issuable in series, limited in number to an amount not more than one-quarter of the number of issued and outstanding common shares at the time of issuance of such preferred shares. There is one (1) common share outstanding as at September 30, 2010.

3.     Subsequent event

  On October 22, 2010, the Board of Directors of EnerMark Inc., the administrator of Enerplus Resources Fund (the "Fund") and the general partner of Enerplus Exchangeable Limited Partnership ("EELP"), and the Board of Directors of the Corporation approved a proposed transaction providing for the reorganization of the Fund and its assets into a corporate structure pursuant to a Plan of Arrangement (the "Arrangement"). If the reorganization is approved by the holders (the "Trust Unitholders") of trust units (the "Trust Units") of the Fund and the holders ("EELP Unitholders") of Class B limited partnership units of EELP (the "EELP Units") and the Court of Queen's Bench of Alberta, Trust Unitholders will receive, for each Trust Unit held, one common share of the Corporation and EELP Unitholders will receive, for each EELP Unit held, 0.425 of a common share of the Corporation, on the effective date of the Arrangement. As a result of the Arrangement, the consolidated financial statements of the Corporation will reflect the assets and liabilities of the Fund at the respective carrying amounts.

 APPENDIX "E"

NEWCO STOCK OPTION PLAN

STOCK OPTION PLAN

       Effective January 1, 2011

ENERPLUS CORPORATION
STOCK OPTION PLAN
(Effective January 1, 2011)

1.
BACKGROUND AND PURPOSE OF PLAN

1.1
The purpose of the Plan is to provide long term incentives to officers and employees involved in the management of the Corporation; to allow such persons to participate in the growth and development of the Corporation by providing them with the opportunity, through Options to acquire Common Shares, to acquire an increased proprietary interest in the Corporation that will be aligned with the interests of the shareholders of the Corporation and to reward them on the basis of the long-term Common Share trading price performance.

2.
DEFINED TERMS AND INTERPRETATION

In the Plan, the following terms shall have the following meanings, respectively:

2.1
"Aggregate Insider Limit" has the meaning set forth in section 5.6.

2.2
"Blackout Period" means the period during which the relevant Optionholder is prohibited from exercising an Option due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by an Eligible Person.

2.3
"Board" means the board of directors of the Corporation, or, if established and duly authorized to act with respect to this Plan, any committee of the board of directors of the Corporation.

2.4
"Business Day" means any day, other than a Saturday or a Sunday, on which the Toronto Stock Exchange is open for trading.

2.5
"Common Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8, such other securities to which an Optionholder may be entitled upon the exercise of an Option as a result of such adjustment.

2.6
"Corporation" means Enerplus Corporation or any successor corporation, and where the context requires means the Corporation and its subsidiaries (as defined in the Securities Act (Alberta)), or any one of them.

2.7
"Eligible Person" means any officer or employee of the Corporation.

2.8
"Exchange" means, collectively, the Toronto Stock Exchange, the New York Stock Exchange and, where the context permits, any other exchange on which the Common Shares are or may be listed from time to time.

2.9
"Exercise Price" means the price per Common Share at which a Common Share may be purchased under the Option, as the same may be adjusted from time to time in accordance with Article 8.

2.10
"Expiry Date" means the date designated by the Board at the time of grant on which the Option expires and is of no further force and effect, except in accordance with the provisions relating to a Blackout Period described in section 5.2.

2.11
"Individual Limit" has the meaning set forth in section 5.5.

2.12
"Insider" means:

  (a)
  an insider of the Corporation, as defined under subsection 1(aa) of the Securities Act (Alberta); and

  (b)
  an associate (as defined under subsection 1(c) of the Securities Act (Alberta)) of any person who is an insider by virtue of (i) above.

2.13
"Market Price" at any date in respect of the Common Shares shall be the closing price of the Common Shares on the Toronto Stock Exchange (or if not then listed on the Toronto Stock Exchange, then any other Exchange) on the last Business Day preceding the date on which the Option is approved by the Board.

2.14
"Option" means an option to purchase a Common Share granted under the Plan.

2.15
"Optionholder" means an Eligible Person to whom an Option has been granted.

2.16
"Plan" means this stock option plan, as amended from time to time.

2.17
"Rights Incentive Plan" means the Corporation's rights incentive plan dated effective June 21, 2001 as amended and restated January 1, 2011, as amended from time to time.

2.18
"Security Based Compensation Arrangement" means any incentive plan (including the Rights Incentive Plan), option, option plan, employee share purchase plan where the Corporation provides any financial assistance or matching mechanism, stock appreciation right or any other compensation or incentive mechanism, which in each case involves the issuance or potential issuance of securities from the Corporation's treasury, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan guarantee or otherwise, but for greater certainty does not involve compensation arrangements which do not involve the issuance or potential issuance of securities from the Corporation's treasury.

2.19
For the purposes of calculating: (a) the maximum number of issued and outstanding Common Shares that may be reserved for issuance at any time under the Plan pursuant to section 4.1; (b) the maximum number of Common Shares that may be issued to any Optionholder under the Plan pursuant to section 5.5; (c) the maximum number of Common Shares that may be reserved for issuance to Insiders under the Plan pursuant to section 5.6; and (d) the maximum number of Common Shares that may be issued to Insiders, or to any one Insider and/or their associates, in a one year period under the Plan pursuant to section 5.7; subject to the approval of the Exchange, the number of issued and outstanding Common Shares (on a non-diluted basis) shall be calculated by taking into account the Common Shares issuable upon the exchange of any securities of a subsidiary of the Corporation that are exchangeable into Common Shares (or a fraction thereof) for no additional consideration, and which carry voting rights and rights to receive cash dividends or distributions or other payments from the Corporation or such subsidiary equivalent to the amount of cash dividends paid on the Common Shares, but for greater certainty such calculation shall not include convertible debt securities, purchase warrants or Options outstanding under this Plan.

3.
ADMINISTRATION OF THE PLAN

3.1
The Plan shall be administered by the Board.

3.2
The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan, to:

  (a)
  establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

  (b)
  interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan, and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes on the Corporation and the Optionholder;

  (c)
  grant Options;

  (d)
  determine which Eligible Persons are granted Options;

  (e)
  determine the number of Common Shares issuable upon the exercise of each Option;

  (f)
  determine the Exercise Price for the issuance of Common Shares on the exercise of Options;

  (g)
  determine the time or times when Options will be granted and exercisable (including any determination to accelerate the vesting of any Options granted hereunder) and determine the Expiry Date of an Option;

  (h)
  determine if the Common Shares that are subject to an Option will be subject to any restrictions upon the exercise of such Option; and

  (i)
  prescribe the form of documents relating to the grant, exercise and other terms of Options.

4.
COMMON SHARES SUBJECT TO PLAN

4.1
Options may be granted in respect of authorized and unissued Common Shares, provided that the aggregate number of Common Shares reserved for issuance under this Plan, subject to adjustment or increase of such number pursuant to the provisions of Article 8, shall not exceed 10% of the number of issued and outstanding Common Shares (on a non-diluted basis) at the relevant time, less the aggregate number of Common Shares reserved for issuance under any other Security Based Compensation Arrangement. Provided that such maximum number of Common Shares is not exceeded, following the exercise, expiration, cancellation or other termination of any Options under the Plan or any rights under the Corporation's Rights Incentive Plan, a number of Common Shares equal to the number of Options or rights so exercised, expired, cancelled or terminated shall automatically become available for issuance in respect of Options that may subsequently be granted under the Plan. No fractional Common Shares may be purchased or issued under the Plan.

5.
ELIGIBILITY, GRANT AND TERMS OF OPTIONS

5.1
Options may be granted to Eligible Persons as the Board may determine. The terms of the Plan and Options granted hereunder to Eligible Persons subject to taxation under the United States Internal Revenue Code of 1986, as amended, shall be determined by taking into consideration the Special Appendix to the Plan setting forth special provisions applicable to such persons.

5.2
Subject to, and except as herein and as otherwise specifically provided for in this Plan, the number of Common Shares subject to each Option, the Exercise Price, the Expiry Date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board; provided, however, that:

  (a)
  the Expiry Date of an Option shall be the date which is seven (7) years from the date of grant of such Option; and

  (b)
  notwithstanding section 5.2(a), if the Expiry Date of an Option occurs during a Blackout Period applicable to the relevant Optionholder, or within 10 Business Days after the expiry of a Blackout Period applicable to the relevant Optionholder, then the Expiry Date for the Option shall be the date that is the tenth Business Day after the expiry of the Blackout Period (the "Blackout Expiry Date"). The Blackout Expiry Date for an Option may not be amended by the Board without the approval of the holders of Common Shares in accordance with section 9 of the Plan.

5.3
Unless the Board shall otherwise determine, no separate agreement between the Corporation and the Optionholder shall be necessary to create and grant any Option, and the Board may, by resolution, create and grant Options and stipulate such additional terms as are consistent with this Plan.

5.4
The Exercise Price for Common Shares that are subject to any Option shall in no circumstances be lower than the Market Price of the Common Shares at the date of the grant of the Option.

5.5
The maximum number of Common Shares that may be issued to any individual Optionholder under the Plan shall be 5% of the number of issued and outstanding Common Shares (on a non-diluted basis) at the date of grant of the Option, less the aggregate number of Common Shares reserved for issuance to such Optionholder under any other Security Based Compensation Arrangement (the "Individual Limit").

5.6
The maximum number of Common Shares that may be issued to Insiders as a whole under the Plan shall be 10% of the number of issued and outstanding Common Shares (on a non-diluted basis) at the date of grant of the Option, less the aggregate number of Common Shares reserved for issuance to Insiders as a whole under any other Security Based Compensation Arrangement (the "Aggregate Insider Limit").

5.7
The maximum number of Common Shares that may be issued to Insiders as a whole under the Plan within a one year period shall be the Aggregate Insider Limit, excluding Common Shares issued to Insiders as a whole under the Plan or any other Security Based Compensation Arrangement over the preceding one year period. The maximum number of Common Shares that may be issued to any one Insider under the Plan and any other Security Based Compensation Arrangement within a one year period shall be the Individual Limit, excluding Common Shares issued to such Insider under the Plan or any other Security Based Compensation Arrangement over the preceding one year period.

5.8
Any entitlement to acquire Common Shares granted pursuant to the Plan or any other Security Based Compensation Arrangement prior to the Optionholder becoming an Insider shall be excluded for the purposes of the limits set out in sections 5.6 and 5.7 above.

5.9
An Option is personal to the Optionholder and is non-transferable and non-assignable.

6.
TERMINATION OF EMPLOYMENT

6.1
Subject to section 6.2 hereof and to any express resolution passed by the Board with respect to an Option, an Option, and all rights to purchase Common Shares pursuant thereto, shall expire and terminate immediately upon the Optionholder ceasing to actively provide services to the Corporation in his or her capacity as an officer or employee of the Corporation, as the case may be.

6.2
If, before the Expiry Date of an Option in accordance with the terms thereof, the employment of the Optionholder by the Corporation is terminated by either party for any reason whatsoever, including termination by reason of the death of the Optionholder, but other than termination for cause or as a result of the voluntary resignation or retirement of the Optionholder (provided that a termination of employment by the Optionholder for "good reason" following a change of control of the Corporation in accordance with the terms of an employment agreement between the Optionholder and the Corporation shall not constitute a voluntary resignation), such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the Optionholder, or, if the Optionholder is deceased, by the legal personal representative(s) of the estate of the Optionholder, at any time within 90 days of the later of: (a) the date on which the Optionholder received or provided notice of such termination, or (b) the date on which the Optionholder last actively provides employment services to the Corporation, or within 90 days of the death of the Optionholder, as applicable (but in any case prior to the Expiry Date of the Option in accordance with the terms thereof).

6.3
Options shall not be affected by any change of employment of the Optionholder or by the Optionholder ceasing to be an employee of the Corporation where the Optionholder otherwise continues to be employed by the Corporation.

7.
EXERCISE OF OPTIONS

7.1
Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation, at its head office, of a written notice of exercise addressed to the Corporate Secretary specifying the number of Common Shares with respect to which the Options are being exercised and accompanied by payment in full of the Exercise Price of the Common Shares to be purchased. Certificates or other evidence of ownership for such Common Shares shall be issued and delivered to the Optionholder within a reasonable time following the receipt of such notice and payment.

Notwithstanding the above, the Corporation may implement such systems and procedures from time to time to facilitate the exercise of Options pursuant to this Plan and shall provide Optionholders with all necessary details regarding such systems and procedures to facilitate the exercise of Options from time to time in accordance with their terms.

7.2
Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Common Shares to an Optionholder pursuant to the exercise of an Option shall be subject to:

  (a)
  completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Board shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

  (b)
  the listing of such Common Shares on the Exchange; and

  (c)
  the receipt from the Optionholder of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

    In connection with the foregoing, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on an exchange.

7.3
Subject to the provisions of the Plan, unless the Board determines otherwise at any time, an Optionholder may elect to exercise an Option by surrendering such Option in exchange for the issuance of Common Shares equal to the number determined by dividing (i) the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option by (ii) the Market Price (calculated as at the date of exercise). An Option may be exercised pursuant to this section 7.3 from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying that the Optionholder has elected to effect such a cashless exercise of such Option and the number of Options to be exercised and accompanied by the payment of an amount as security for any tax withholding or remittance obligations of the Optionholder or the Corporation arising under applicable law (or by entering into some other arrangement acceptable to the Corporation). The Corporation will not be required, upon the exercise of any Options pursuant to this section 7.3, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of fractional Common Shares, there will be paid to the Optionholder by the Corporation upon the exercise of such Options pursuant to this section 7.3, within ten Business Days after the exercise date, an amount in lawful money of Canada equal to the then fair market value of such fractional interest (as determined by the Corporation), provided that the Corporation will not be required to make any payment, calculated as aforesaid, that is less than $20.00. Upon exercise of the foregoing, the number of Common Shares underlying the Options exercised shall be deducted from the number of Common Shares reserved for issuance under the Plan.

8.
BUSINESS COMBINATIONS AND CERTAIN ADJUSTMENTS

8.1
Subject to section 8.2, if, during the term of the Option, the Corporation shall complete any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets and undertaking, be the subject of a take-over bid, or participate in any similar transaction (any of the foregoing referred to as a "Transaction"), and as a result of such Transaction the holders of Common Shares receive securities of another issuer (the "Continuing Entity") in full substitution or replacement for the Common Shares ("Replacement Securities"), the Corporation will make provision that, upon the exercise of any Option during its unexpired period after the effective date of such Transaction, the Optionholder shall receive such number of Replacement Securities as he or she would have received as a result of such Transaction if the Optionholder had exercised the Optionholder's Options to purchase Common Shares prior to the completion of the Transaction and had held such Common Shares on the effective date of such Transaction. Upon such provision being made, the obligation of the Corporation to the Optionholder in respect of the Common Shares then remaining subject to this Option shall terminate and be at an end.

8.2
Notwithstanding section 8.1, in the event that:

  (a)
  the Continuing Entity does not (or, upon the occurrence of the Transaction, will not) substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the securities issuable upon the exercise of Options outstanding under this Plan on the same terms as described in section 8.1;

  (b)
  the Board determines, acting reasonably, that such substitution or replacement is not practicable;

  (c)
  the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Options; or

  (d)
  the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange;

    the outstanding Options shall become fully vested and may be exercised by the Optionholder (including such part, if any, thereof which, but for this section 8.2, would not otherwise be able to be exercised) at any time after the Optionholder receives written notice from the Corporation of such accelerated vesting and prior to the occurrence of the Transaction; provided, however, that such vesting or exercise shall be, unless otherwise determined in advance by the Board, effective immediately prior to, and shall be conditional on, the consummation of such Transaction. Any Options that have not been exercised pursuant to this section 8.2 shall be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Transaction. If for any reason such Transaction is not consummated, any Common Shares purchased by the Optionholder for the purposes of participating in the Transaction or upon the exercise of an Option whose vesting has been accelerated pursuant to this section 8.2 shall be and shall be deemed to be cancelled and returned to the Corporation, shall be added back to the number of Common Shares, if any, remaining unexercised under the Option, and upon presentation to the Corporation of share certificates or other evidence of ownership representing such Common Shares properly endorsed for transfer back to the Corporation, the Corporation shall refund to the Optionholder all consideration paid by him in the initial purchase thereof.

8.3
Appropriate adjustments as regards Options granted or to be granted, in the number of Common Shares optioned and in the Exercise Price, shall be made by the Board to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications of the Common Shares, or other relevant changes in the Corporation. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Board in its sole discretion, subject to approval by the shareholders of the Corporation and to acceptance by the Exchange, respectively, if applicable.

8.4
For greater certainty, nothing in this Article 8 shall in any way affect or derogate from the ability of the Board to accelerate the vesting of Options at any time in its sole discretion as provided for section 3.2(g).

9.
AMENDMENT OR DISCONTINUANCE OF PLAN

9.1
Subject to sections 9.2 and 9.3, the Board may, at any time and from time to time, without the approval of the holders of Common Shares or any other voting securities of the Corporation, suspend, discontinue or amend the Plan or an Option.

9.2
Notwithstanding section 9.1, the Board may not, without the approval of the holders of a majority of Common Shares and other voting securities of the Corporation present and voting in person or by proxy at a meeting of shareholders of the Corporation, amend the Plan or an Option to:

  (a)
  increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the Plan;

  (b)
  make any amendment that would reduce the Exercise Price of an outstanding Option (including a cancellation and reissue of an Option that constitutes a reduction of the Exercise Price);

  (c)
  extend the Expiry Date of any Option granted under the Plan beyond the Expiry Date of the Option determined at the date of grant in accordance with the Plan, except as provided for in section 5.2 with respect to an Expiry Date that occurs during a Blackout Period;

  (d)
  expanding the categories of individuals contained in the definition of "Eligible Person" who are eligible to participate in the Plan; or

  (e)
  amend the Plan to permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity or for estate planning or estate settlement purposes, unless the change to the Plan or an Option results from the application of Article 8.

9.3
Unless an Optionholder otherwise agrees, the Board may not suspend, discontinue or amend the Plan or amend any outstanding Option in a manner that would adversely alter or impair any Option previously granted to an Optionholder under the Plan, and any such suspension, discontinuance or amendment of the Plan or amendment to an Option shall apply only in respect of Options granted on or after the date of such suspension, discontinuance or amendment. No suspension, discontinuance or amendment of the Plan or amendment of an Option may contravene the requirements of the Exchange or any securities commission or regulatory body to which the Plan, the Option or the Corporation is now or may hereafter be subject.

10.
ACCOUNTS AND STATEMENTS

10.1
The Corporation shall maintain records of the details of each Option granted to each Optionholder under the Plan. Upon request therefor from an Optionholder and at such other times as the Corporation shall determine, the Corporation shall furnish the Optionholder with a statement setting forth details of his Options. Such statement shall be deemed to have been accepted by the Optionholder as correct unless written notice to the contrary is given to the Corporation within 10 days after such statement is given to the Optionholder.

11.
NOTICES

11.1
Any payment, notice, statement, certificate or other instrument required or permitted to be given to an Optionholder or any person claiming or deriving any rights through him shall be given by:

  (a)
  delivering it personally to the Optionholder or the person claiming or deriving rights to the Optionholders, as the case may be; or

  (b)
  mailing it, postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Optionholder in the Corporation's personnel records.

11.2
Any payment, notice, statement, certificate or instrument required or permitted to be given to the Corporation shall be given by mailing it, postage prepaid (provided that the postal service is then in operation) or delivering it to the Corporation at the following address:

      Enerplus Corporation
      3000 The Dome Tower
      333 - 7th Avenue S.W.
      Calgary, Alberta T2P 2Z1
      Attention: Vice President, Corporate Services
      Facsimile: (403) 298-8872

11.3
Any payment, notice, statement, certificate or instrument referred to in sections 11.1 or 11.2, if delivered, shall be deemed to have been given or delivered, on the date on which it was delivered or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second business day following the date on which it was mailed.

12.
SHAREHOLDER AND REGULATORY APPROVAL

12.1
The Plan (and any amendments thereto as required under Article 9) shall be subject to such future approvals of the shareholders of the Corporation and the Exchange as may be required under the terms of the Plan or by the Exchange from time to time. Any Options granted on terms requiring such approval shall be conditional upon such approval being given and no such Options may be exercised until such approval is given.

13.
MISCELLANEOUS

13.1
The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan and the issuance of the Common Shares by the Corporation.

13.2
Nothing in the Plan or any Option shall confer upon any Optionholder any right to continue in the employ of the Corporation or affect in any way the right of the Corporation to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or any expression of intent, on the part of the Corporation to extend the employment of any Optionholder beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any present or future retirement policy of the Corporation, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment of the Corporation.

13.3
To the extent required by law or regulatory policy or necessary to allow Common Shares issued on exercise of an Option to be free of resale restrictions, the Corporation shall report the grant, exercise or termination of the Option to the Exchange and the appropriate securities regulatory authorities.

13.4
Notwithstanding anything else in this Plan, any issuance of Common Shares or exercise of Options pursuant to the Plan shall be subject to and paid after deduction of any withholdings or deductions required by law in such manner as may be determined by the Corporation. For greater certainty, prior to issuing and delivering Common Shares to an Optionholder exercising an Option pursuant to section 7.1, the Corporation may require the Optionholder to deliver payment of an amount determined by the Corporation as security for any tax withholding or remittance obligations of the Optionholder or the Corporation arising under applicable law, which payment may be waived by the Corporation if another arrangement acceptable to the Corporation to secure the payment of such obligations has been entered into by the parties.

13.5
This Plan shall be construed and interpreted in accordance with the laws of Alberta.

13.6
If any provision of this Plan is determined to be void, the remaining provisions shall be binding as though the void parts were deleted.

Special Appendix
to
STOCK OPTION PLAN

Special Provisions Applicable to Optionholders Subject to taxation under the United States Internal Revenue Code

            This special appendix sets forth special provisions of the Plan that apply to Optionholders subject to taxation under the United States Internal Revenue Code of 1986, as amended.

1.
Definitions

For purposes of this Special Appendix:

1.1.
"Code" means the United States Internal Revenue Code of 1986, as amended.

1.2.
"Section 409A" means section 409A of the Code and any applicable regulatory guidance issued thereunder.

1.3.
"US Optionholder" means an Optionholder whose compensation from the Corporation is subject to taxation under the Code.

2.
Compliance with Section 409A

2.1.
In General. Notwithstanding any provision of the Plan to the contrary, it is intended that with respect to any US Optionholder, such US Optionholder's participation in the Plan shall be in a manner which does not subject the US Optionholder's interests in the Plan to accelerated or additional tax under Section 409A. If any grant to a US Optionholder or exercise, dividend or distribution hereunder could cause the application of accelerated or additional tax under Section 409A, such grant, exercise, dividend or distribution shall be deferred if and to the extent deferral will make such grant, exercise, dividend or distribution compliant with Section 409A; otherwise such grant, exercise, dividend or distribution shall be restructured, to the extent possible, in a manner determined by the Board that does not cause such an accelerated or additional tax.

2.2
Modification of Options. Notwithstanding any provision of the Plan to the contrary and with respect to any US Optionholder, no Option may be extended beyond the Blackout Expiry Date.

3.
Amendment of Appendix

3.1
The Board shall retain the power and authority to amend or modify this Appendix to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without shareholder approval or the approval of any individual Optionholder.

 APPENDIX "F"

SUMMARY OF THE PROPOSED NEWCO SHAREHOLDER RIGHTS PLAN

      Please see "Other Matters to be Considered at the Meeting — Approval of the Newco Shareholder Rights Plan" in the Information Circular to which this Appendix is attached for a discussion of the Shareholder Rights Plan and the reasons for the Board of Directors recommending its approval.

      Capitalized terms used but not specifically defined in this Appendix shall have the meanings ascribed thereto in the "Glossary" section of the Information Circular to which this Appendix is attached.

      The following summary of the Shareholder Rights Plan is qualified in its entirety by reference to the complete text of the Shareholder Rights Plan Agreement (the "Agreement" or the "Shareholder Rights Plan") to be entered into on the Effective Date between Newco and Computershare Trust Company of Canada, as rights agent, in connection with the Shareholder Rights Plan (if approved at the Meeting). The Agreement shall govern in the event of any conflict between the provisions thereof and this summary. A Unitholder may obtain a draft copy of the Agreement by contacting the Corporate Secretary of Enerplus at The Dome Tower, Suite 3000, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, telephone (403) 298-2000. A draft copy of the Shareholder Rights Plan is also available on Enerplus' website at www.enerplus.com under "Corporate Governance — Unitholder Rights Plan".

Definitions

1.
"Convertible Securities" means, at any time, any securities issued by Newco from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares;

2.
"Independent Shareholders" means holders of Common Shares, excluding:

(a)
any Acquiring Person (as described below);

(b)
any Offeror (as defined below);

(c)
any affiliate or associate of such Acquiring Person or Offeror;

(d)
any person acting jointly or in concert with such Acquiring Person or Offeror; or

(e)
any person who is a trustee of any employee benefit plan, Common Share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of Newco or a subsidiary of Newco, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid;

3.
"Offer to Acquire" shall include:

(a)
an offer to purchase, or a solicitation of an offer to sell, Common Shares; and

(b)
an acceptance of an offer to sell Common Shares, whether or not such offer to sell has been solicited;

  or any combination thereof, and the person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the person that made the offer to sell;

4.
"Offeror" shall mean any person (other than a person referred to in clause 1.1(h)(B) of the Agreement, which includes investment and mutual fund managers, plan trustees and similar persons) that is making or has announced a current intention to make a Take-over Bid for Common Shares of Newco (including a Permitted Bid or a Competing Permitted Bid); and

5.
"Take-over Bid" means an Offer to Acquire Common Shares or securities convertible into Common Shares, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror's securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

Term

      If approved at the Meeting, the Shareholder Rights Plan will be adopted immediately following the Effective Time of the Arrangement and (subject to earlier termination in accordance with its terms) will remain in effect until the "Expiration Time", which pursuant to the Shareholder Rights Plan is defined as the earliest of: (i) the "Termination Time", generally being the date on which rights are redeemed due to operation of the Shareholder Rights Plan; and (ii) the termination of the annual meeting of Shareholders of Newco in the year 2013, unless the term of the Agreement is extended beyond such date by resolution of the holders of Common Shares. If the continued existence of the Agreement is ratified at or prior to such annual meeting by resolution passed by a majority of votes cast by (i) holders of Common Shares; and (ii) Independent Shareholders who vote in respect thereof in accordance with Section 5.19 of the Shareholder Rights Plan, then "Expiration Time" shall mean the earlier of the Termination Time and the termination of the annual meeting of Shareholders of Newco in the year that is three years after the year in which such approval occurs (i.e. generally being 2016).

Issue of Rights

      One right (a "Right") will be issued by Newco in respect of each Common Share that is outstanding immediately after the Effective Time of Arrangement. One Right will also be issued for each additional Common Share issued after the Effective Time and prior to the earlier of the Separation Time (as described below) and the time at which the Rights expire and terminate.

      The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Common Share unless the Rights separate from the underlying Common Shares in connection with which they were issued and become exercisable or are exercised.

      The issuance of the Rights will also not change the manner in which Shareholders currently trade their Common Shares, and is not intended to interfere with Newco's ability to undertake equity offerings in the future.

Separation Time / Ability to Exercise Rights

      The Rights are not exercisable, and are not separable from the Common Shares in connection with which they were issued, until the "Separation Time", being the close of business on the tenth business day after the earlier of (i) the first date of public announcement that a person has become an Acquiring Person (as described below), or (ii) the date of commencement or announcement of the intent of any person to make a Take-over Bid that does not qualify as a Permitted Bid (as defined below) or (iii) the date on which a Permitted Bid ceases to be a Permitted Bid, or such later time as the Board of Directors may determine.

Acquiring Person

      A person will be considered to be an "Acquiring Person" for the purposes of the Shareholder Rights Plan if it acquires beneficial ownership (within the meaning of the Agreement) of 20% or more of the outstanding Common Shares, other than through certain types of acquisitions specified in the Agreement.

Consequences of a Flip-in Event

      A "Flip-in Event" generally refers to any transaction as a result of which a person becomes an Acquiring Person. Following the occurrence of a Flip-in Event as to which the Board of

Directors has not waived the application of the Shareholder Rights Plan, each Right beneficially owned by:

  (a)
  an Acquiring Person (or any of its associates, affiliates or joint actors) on or after the earlier of the Separation Time or the first date of public announcement that an Acquiring Person has become such, shall become null and void; and

  (b)
  any other Shareholder shall entitle the holder thereof to purchase additional Common Shares at a substantial discount to their prevailing market price at the time.

Permitted Bid Requirements

      An Offeror may make a Take-over Bid for Newco without becoming an Acquiring Person (and therefore not triggering the consequences of a Flip-in Event described above) if it makes a Take-over Bid that is a "Permitted Bid" under the Agreement, which is a Take-over Bid that meets certain requirements, including that the bid must be:

1.
made to all holders of record of Common Shares (other than the Offeror); and

2.
subject to irrevocable and unqualified provisions that:

(a)
the bid will remain open for acceptance for at least 60 days from the date of the bid;

(b)
the bid will be subject to a minimum tender condition of more than 50% of the Common Shares held by Independent Shareholders; and

(c)
the bid will be extended for at least 10 business days if more than 50% of the Common Shares held by Independent Shareholders are deposited to the bid (and the Offeror shall make a public announcement of that fact).

      A competing Take-over Bid that is made while a Permitted Bid is outstanding and satisfies all of the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 60 days after such bid is commenced) as the Permitted Bid that is outstanding (subject to the current statutory minimum bid period of 35 days from commencement), will also be considered to be a "Permitted Bid" for the purposes of the Shareholder Rights Plan.

Permitted Lock-Up Agreement

      A person will not become an Acquiring Person by reason of entering into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder pursuant to which the Shareholder (the "Locked-Up Person") agrees to deposit or tender its Common Shares to a Take-over Bid (the "Lock-Up Bid") made by that person, provided that the Permitted Lock-Up Agreement meets certain requirements, including that:

1.
the terms of the agreement are publicly disclosed and a copy is publicly available;

2.
the Locked-Up Person can terminate its obligation under the agreement in order to tender its Common Shares to another Take-over Bid or support another transaction where the offer price or value of the consideration payable is (A) greater than the price or value of the consideration per Common Share offered under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid; and

3.
if the Locked-Up Person fails to deposit its common shares to the Lock-Up Bid, withdraws Common Shares previously tendered thereto in order to deposit or tender such Common Shares to another Take-Over bid or supports another transaction, no "break fees" or other penalties shall be payable by the Locked-Up Person that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid, and (B) 50% of the increase in consideration resulting from another Take-over Bid or transaction.

Certificates and Transferability

      Before the Separation Time, the Rights will be evidenced by a legend imprinted on Common Share certificates or other documents (including a Direct Registration Advice) representing Common Shares issued after the Effective Time, and the absence of such a legend on Common Share certificates or documents or certificates representing trust units of the Fund or securities of other predecessor entities of the Fund that have not been exchanged for certificates or documents representing Common Shares following the Effective Time shall not invalidate the existence of one Right in respect of each Common Share.

      From and after the Separation Time and prior to the Expiration Time (as described above), Rights will be evidenced by separate certificates or other documents evidencing ownership of the Rights.

      Before the Separation Time (as described above), Rights will trade together with, and will not be transferable separately from, the Common Shares in connection with which they were issued. From and after the Separation Time, Rights will be transferable independent of the Common Shares.

Waiver

      The Board of Directors may, prior to the occurrence of a Flip-in Event (as described above), waive the application of the Shareholder Rights Plan provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a take-over bid circular sent to all holders of Common Shares. Any waiver of the Shareholder Rights Plan's application in respect of a particular Take-over Bid will constitute a waiver of the Shareholder Rights Plan in respect of any other formal Take-over Bid made while the initial bid is outstanding.

      The Board of Directors may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20% of the outstanding Common Shares such that at the time of the waiver, such person is not an Acquiring Person.

      With Shareholder approval, the Board of Directors may waive the application of the Shareholder Rights Plan to any other Flip-in Event prior to its occurrence.

Redemption

      Rights are deemed to be redeemed following completion of a Permitted Bid or any other Take-over Bid in respect of which the Board of Directors has waived the application of the Shareholder Rights Plan.

      With Shareholder approval, the Board of Directors may also, prior to the occurrence of a Flip-in Event, elect to redeem all (but not less than all) of the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Managers, etc.

      Investment managers, mutual fund managers, trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Common Shares, are effectively exempted (through the definition of "Beneficial Ownership" under the Shareholder Rights Plan) from triggering a Flip-in Event provided that they are not in fact making, and have not announced an intention to make, a Take-over Bid.

Amendments

      If the Shareholder Rights Plan is approved at the Meeting, amendments will thereafter be subject to the approval of a majority of: (a) Shareholders; and (b) Independent Shareholders, voting, in each case, in person or by proxy at the applicable meeting, unless to correct any clerical or typographical error or (subject to confirmation at the next meeting of Shareholders) make amendments that are necessary to maintain the validity of the Shareholder Rights Plan as a result of changes in applicable legislation, rules or regulations.

      After adoption, where required, any amendments will also be subject to the approval of the TSX and the NYSE.

QuickLinks

  Exhibit 99.2
TABLE OF CONTENTS
ENERPLUS RESOURCES FUND NOTICE OF SPECIAL MEETING OF UNITHOLDERS to be held Thursday, December 9, 2010
IN THE COURT OF QUEEN'S BENCH OF ALBERTA JUDICIAL DISTRICT OF CALGARY
NOTICE OF PETITION
GLOSSARY
INTRODUCTION
BACKGROUND TO AND REASONS FOR THE ARRANGEMENT
THE ARRANGEMENT
RISK FACTORS
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
OTHER TAX CONSIDERATIONS
OTHER MATTERS TO BE CONSIDERED AT THE MEETING
GENERAL PROXY MATTERS
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
OTHER MATTERS
INQUIRIES AND ADDITIONAL INFORMATION
CONSENTS
APPENDIX "C" ARRANGEMENT RESOLUTION
APPENDIX "D" INFORMATION CONCERNING NEWCO
APPENDIX "E" NEWCO STOCK OPTION PLAN
STOCK OPTION PLAN
APPENDIX "F"